ENERPLUS CORPORATION

U.S. $200,000,000 3.79% Senior Notes, due September 3, 2026

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NOTE PURCHASE AGREEMENT

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Dated as of June 25, 2014

TABLE OF CONTENTS

ENERPLUS CORPORATION
THE DOME TOWER
3000, 333 - 7th Avenue S.W.
Calgary, Alberta, Canada T2P 2Z1

U.S. $200,000,000 3.79% Senior Notes, due September 3, 2026

Dated as of
June 25, 2014

TO THE PURCHASER LISTED IN THE ATTACHED
  SCHEDULE A WHO IS A SIGNATORY HERETO:

Ladies and Gentlemen:

ENERPLUS CORPORATION, a body corporate constituted under the laws of Alberta (the *"Company"*), hereby agrees with you as follows:

SECTION 1.   AUTHORIZATION OF NOTES.

The Company will authorize the issue and sale of U.S. $200,000,000 aggregate principal amount of its 3.79% Senior Notes, due September 3, 2026 (the *"Notes"*), such term to include any such Notes issued in substitution therefor pursuant to **Section 14** of this Agreement or the Other Agreements (as hereinafter defined)). The Notes shall be substantially in the form set out in **Exhibit 1**, with such changes therefrom, if any, as may be approved by you and the Company. Certain capitalized terms used in this Agreement are defined in **Schedule B**; and references to a **"Section**,**" "Schedule"** or an **"Exhibit"** are, unless otherwise specified, to a Section of, or a Schedule or an Exhibit attached to, this Agreement.

SECTION 2.   SALE AND PURCHASE OF NOTES.

Section 2.1.   Sale and Purchase of Notes. Subject to the terms and conditions of this Agreement, the Company will issue and sell to you and you will purchase from the Company, at the Closing provided for in **Section 3**, Notes in the principal amount specified opposite your name in **Schedule A** at the purchase price of 100% of the principal amount thereof. Contemporaneously with entering into this Agreement, the Company is entering into separate Note Purchase Agreements (the *"Other Agreements"*) identical with this Agreement with each of the other purchasers named in **Schedule A** (the *"Other Purchasers"*), providing for the sale at such Closing to each of the Other Purchasers of Notes in the principal amount specified opposite its name in **Schedule A**. Your obligation hereunder, and the obligations of the Other Purchasers under the Other Agreements, are several and not joint obligations, and you shall have no obligation under any Other Agreement and no liability to any Person for the performance or nonperformance by any Other Purchaser thereunder.

Section 2.2.   Subsidiary Guaranty. Payment by the Company of all amounts due with respect to the Notes shall be absolutely and unconditionally guaranteed by the Subsidiary

Guarantors pursuant to a guaranty and subordination agreement dated as of the date of the Closing substantially in the form attached to this Agreement as **Exhibit 2.2** (the *"Subsidiary Guaranty"*) in favor of the holders of the Notes.

Section 2.3.   *Subordination Agreements.*   Pursuant to **Section 9.11**, each Subsidiary (other than a Subsidiary Guarantor) of the Company, if any, (i) which is owed Debt by the Company, a Restricted Subsidiary or any Subsidiary Guarantor and (ii) which has entered into a subordination agreement relating to the Bank Facility, the Existing Notes or the Additional Notes, shall enter into a subordination agreement substantially in the form attached to this Agreement as **Exhibit 2.3** (individually, a *"Subordination Agreement,"* and, collectively the *"Subordination Agreements"*) pursuant to which each of such Subsidiaries will subordinate its right to receive payments of Debt, interest accrued thereon and premium, if any, and all other sums which may from time to time be due and owing to it from the Company, the Subsidiary Guarantors or any other Restricted Subsidiary of the Company to the prior payment in full in cash of the Notes, all upon the terms and conditions set forth in the Subordination Agreements.

Section 2.4.   *Release.*   (a) The holders of the Notes acknowledge and agree that any Subsidiary Guarantor (any of the foregoing a *"Guarantor"*) shall be deemed automatically discharged and released from the Note Documents to which it is a party pursuant to the written request of the Company, *provided* that (i) such Guarantor has been released and discharged, or is being simultaneously released and discharged, as an obligor and guarantor under and in respect of all Debt of the Company under the Bank Facility, the Existing Notes and any Additional Notes and the Company so certifies to the holders of the Notes in a certificate which accompanies such request for release and discharge, (ii) any such release and discharge shall be expressly conditioned upon receipt by the holders of the Notes of a written agreement executed by the Guarantor to be released pursuant to which such Guarantor shall agree that if, for any reason whatsoever, it thereafter becomes an obligor or guarantor under and in respect of any Debt of the Company under the Bank Facility, the Existing Notes or any Additional Notes, then such Guarantor shall contemporaneously provide written notice thereof to the holders of the Notes accompanied by a Subsidiary Guaranty of such Guarantor, (iii) at the time of such release and discharge, the Company shall deliver a certificate of a Responsible Officer to the holders of the Notes to the effect that no Default or Event of Default exists and (iv) such Guarantor shall be designated an Unrestricted Subsidiary in accordance and in compliance with the terms of **Section 10.8**.

(b)   The Company agrees that it will not, nor will it permit any Subsidiary or Affiliate to, directly or indirectly, pay or give, or cause to be paid or given, any consideration or remuneration, whether by way of supplemental or additional interest, fee or otherwise, to any creditor of the Company or of any Guarantor as consideration for or as an inducement to the entering into by any such creditor of any release or discharge of any Guarantor with respect to any liability of such Guarantor as an obligor or guarantor under or in respect of Debt of the Company under the Bank Facility, the Existing Notes or any Additional Notes, unless such consideration or remuneration, in an equivalent proportion to the number of Guarantors to be released hereunder, is concurrently paid, on the same terms, ratably to the holders of all of the Notes then outstanding.

SECTION 3.   CLOSING.

This Agreement shall be executed and delivered in advance of the Closing at the offices of Chapman and Cutler LLP, 111 West Monroe Street, Chicago, Illinois 60603, on June 25, 2014 (the *"Execution Date"*). The sale and purchase of the Notes to be purchased by you and the Other Purchasers shall occur at the offices of Chapman and Cutler LLP, 111 West Monroe Street, Chicago, Illinois 60603, at 10:00 a.m. Chicago time, at a closing (the *"Closing"*) on September 3, 2014. At the Closing, the Company will deliver to you the Notes to be purchased by you in the form of a single Note to be purchased by you (or such greater number of Notes in denominations of at least U.S. $500,000 as you may request) dated the date of the Closing and registered in your name (or in the name of your nominee), against delivery by you to the Company or its order of immediately available funds in the amount of the purchase price therefor by wire transfer of immediately available funds for the account of the Company as set forth below:

[Redacted]

If at the Closing the Company shall fail to tender such Notes to you as provided above in this **Section 3**, or any of the conditions specified in **Section 4** shall not have been fulfilled to your satisfaction, you shall, at your election, be relieved of all further obligations under this Agreement, without thereby waiving any rights you may have by reason of such failure or such nonfulfillment.

SECTION 4.   CONDITIONS TO CLOSING.

Your obligation to purchase and pay for the Notes to be sold to you at the Closing is subject to the fulfillment to your satisfaction, prior to or at the Closing, of the following conditions:

Section 4.1.   Representations and Warranties. (a) The representations and warranties of the Company in this Agreement shall be correct when made on the Execution Date and at the time of the Closing; *provided,* that the Company shall be permitted to make additions and deletions to any of **Schedules 5.3, 5.4, 5.5** or **5.15** after the Execution Date but prior to such Closing, so long as (a) the Company shall have provided updated copies of the relevant Schedules to such Purchaser at least five Business Days prior to such Closing and (b) any such additions or deletions are in all material respects reasonably satisfactory to such Purchaser as a condition to such Closing (*provided* that any Indebtedness listed on **Schedule 5.15** after the Execution Date shall be deemed to be satisfactory to such Purchaser if the Company is in compliance with **Sections 10.1, 10.2** and **10.3** after giving effect to such Indebtedness (or would be in compliance with **Sections 10.1, 10.2** and **10.3** assuming that **Sections 10.1, 10.2** and **10.3** were in effect at the relevant time)).

(b)   The representations and warranties of the Subsidiary Guarantors in the Subsidiary Guaranty shall be correct when made and at the time of the Closing.

Section 4.2.   Performance; No Default.   Each of the Company and the Subsidiary Guarantors shall have performed and complied with all agreements and conditions contained in this Agreement or the Subsidiary Guaranty required to be performed or complied with by the Company or the Subsidiary Guarantors, as the case may be, prior to or at the Closing; before and after giving effect to the issue and sale of the Notes (and the application of the proceeds thereof as contemplated by **Schedule 5.14**), no Default or Event of Default shall have occurred and be continuing; no Designated Event and no Change in Control shall have occurred; and you shall not have become an Affected Noteholder.   The Company shall not have entered into, or permitted or caused any Restricted Subsidiary to enter into, any transaction since May 21, 2014 that would have been prohibited by **Section 10** hereof had such Section applied since such date.

Section 4.3.   Compliance Certificates.

(a)   *Company Officer's Certificate.*   The Company shall have delivered to you an Officer's Certificate, dated the date of the Closing, certifying that the conditions specified in **Sections 4.1(a)**, **4.2** and **4.9** (as such conditions relate to the Company) have been fulfilled.

(b) *Subsidiary Guarantors' Certificates.* Each of the Subsidiary Guarantors shall have delivered to you a certificate of an authorized officer, dated the date of the Closing, certifying that the conditions specified in **Sections 4.1(b)**, **4.2** and **4.9** (as such conditions relate to such Subsidiary Guarantor) have been fulfilled.

(c) *Company Secretary's Certificate.* The Company shall have delivered to you a certificate certifying as to (i) the resolutions attached thereto and other corporate proceedings relating to the authorization, execution and delivery by the Company of the Notes and the Agreements and (ii) the Company's organizational documents then in effect.

(d) *Subsidiary Guarantors Secretary's Certificate.* Each of the Subsidiary Guarantors shall have delivered to you a certificate certifying as to (i) the resolutions attached thereto and other legal proceedings relating to the authorization, execution and delivery by the Subsidiary Guarantors of the Subsidiary Guaranty and (ii) the each Subsidiary Guarantor's organizational documents then in effect.

Section 4.4. *Opinions of Counsel.* You shall have received opinions in form and substance satisfactory to you, dated the date of the Closing (a) from Blake, Cassels & Graydon LLP, special Canadian counsel for the Company and the Subsidiary Guarantors organized in Alberta covering the matters set forth in **Exhibit 4.4(a)(i)**, from Stewart McKelvey, special Nova Scotia counsel for the Subsidiary Guarantors organized in Nova Scotia covering the matters set forth in **Exhibit 4.4(a)(ii)**, from Bracewell & Giuliani LLP, special U.S. counsel for the Subsidiary Guarantors organized in the United States covering the matter set forth in **Exhibit 4.4(a)(iii)** and, in each case, covering such other matters incident to the transactions contemplated hereby as you or your counsel may reasonably request (and the Company, and the Subsidiary Guarantors hereby instruct their counsel to deliver such opinion to you), and (b) from Chapman and Cutler LLP, your special U.S. counsel in connection with such transactions, substantially in the form set forth in **Exhibit 4.4(b)** and covering such other matters incident to such transactions as you may reasonably request.

Section 4.5. *Purchase Permitted by Applicable Law, Etc*. On the date of the Closing your purchase of Notes shall (a) be permitted by the laws and regulations of each jurisdiction to which you are subject, without recourse to provisions (such as section 1405(a)(8) of the New York Insurance Law) permitting limited investments by insurance companies without restriction as to the character of the particular investment, (b) not violate any applicable law or regulation (including, without limitation, Regulation T, U or X of the Board of Governors of the Federal Reserve System) and (c) not subject you to any tax, penalty or liability under or pursuant to any applicable law or regulation, which law or regulation was not in effect on the date hereof. If requested by you, you shall have received on the date of the Closing an Officer's Certificate certifying as to such matters of fact as you may reasonably specify to enable you to determine whether such purchase is so permitted.

Section 4.6. *Sale of Other Notes*. Contemporaneously with the Closing, the Company shall sell to the Other Purchasers, and the Other Purchasers shall purchase, the Notes to be purchased by them at the Closing as specified in **Schedule A**.

Section 4.7. Payment of Special Counsel Fees. Without limiting the provisions of **Section 16.1**, the Company shall have paid on or before the Closing the fees, charges and disbursements of your special counsel referred to in **Section 4.4** to the extent reflected in a statement of such counsel rendered to the Company at least one Business Day prior to the Closing.

Section 4.8. Private Placement Number. A Private Placement Number issued by Standard & Poor's CUSIP Service Bureau (in cooperation with the SVO) shall have been obtained for the Notes.

Section 4.9. Changes in Legal Structure. Except as specified in **Schedule 4.9**, neither the Company nor the Subsidiary Guarantors shall have changed its jurisdiction of organization or been a party to any merger, consolidation or amalgamation and none of them shall have succeeded to all or any substantial part of the liabilities of any other entity, at any time following the date of the most recent financial statements referred to in **Schedule 5.5**.

Section 4.10. Certain Agreements. On the date of the Closing, the Subsidiary Guaranty shall have been duly executed and delivered by the parties thereto, shall be in full force and effect and you shall have received true, correct and complete copies of each of them.

Section 4.11. Funding Instructions. At least three Business Days prior to the date of the Closing, you shall have received written instructions executed by a Responsible Officer of the Company directing the manner of the payment of funds and setting forth (a) the name and address of the transferee bank, (b) such transferee bank's ABA number, (c) the account name and number into which the purchase price for the Notes is to be deposited, and (d) the name and telephone number of the account representative responsible for verifying receipt of such funds.

Section 4.12. Proceedings and Documents. All legal and other proceedings in connection with the transactions contemplated by this Agreement and all documents and instruments incident to such transactions shall be satisfactory to you and your special counsel, and you and your special counsel shall have received all such counterpart originals or certified or other copies of such documents as you or they may reasonably request.

SECTION 5.   REPRESENTATIONS AND WARRANTIES.

The Company represents and warrants to you that, as of the date of this Agreement and the Closing:

Section 5.1. Organization; Power and Authority. The Company is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation, and is duly qualified as an extra-provincial or a foreign corporation and is in good standing in each jurisdiction in which such qualification is required by law, other than those jurisdictions as to which the failure to be so qualified or in good standing could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The Company has the corporate power and authority to own or hold under lease the properties it purports to own or hold under lease, to transact the business it transacts and proposes to transact, to execute and deliver this Agreement, the Other Agreements and the Notes and to perform the provisions hereof and thereof. The Company is subject to the relevant commercial law and civil law and is generally subject to suit and it is not, nor does any of its properties or revenues, enjoy any right of immunity from any judicial proceedings, including attachment prior to judgment, attachment in aid of execution, execution of the judgment or otherwise. The Company represents that the execution and delivery of this Agreement, the Other Agreements and the Notes constitute private and commercial acts rather than governmental or public acts of the Company.

Section 5.2. *Authorization, Etc*. This Agreement, the Other Agreements and the Notes have been duly authorized by all necessary corporate action on the part of the Company, and this Agreement constitutes, and upon execution and delivery thereof each Note will constitute, a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as such enforceability may be limited by (a) applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors' rights generally and (b) general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

Section 5.3. *Disclosure*. Except as disclosed in **Schedule 5.3**, this Agreement, the documents, certificates or other writings delivered to you by or on behalf of the Company in connection with the transactions contemplated hereby, including, without limitation, the Debt Private Placement Presentation dated May 2014, and the financial statements listed in **Schedule 5.5** (this Agreement, the Other Agreements, the Notes, the Subsidiary Guaranty and such documents, certificates or other writings and financial statements delivered to you and the Other Purchasers prior to May 21, 2014 being referred to collectively as the *"Disclosure Documents"*), taken as a whole, do not contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein not misleading in light of the circumstances under which they were made. Except as disclosed in the Disclosure Documents, since December 31, 2013, there has been no change in the financial condition, operations, business, properties or prospects of the Company or any Restricted Subsidiary except changes that individually or in the aggregate could not reasonably be expected to have a Material Adverse Effect. There is no fact known to the Company that could reasonably be expected to have a Material Adverse Effect that has not been set forth herein or in the Disclosure Documents.

Section 5.4. *Organization and Ownership of Shares of Subsidiaries; Affiliates*. (a) **Schedule 5.4** contains (except as noted therein) complete and correct lists of (i) the Company's Subsidiaries, showing, as to each Subsidiary, the correct name thereof, the jurisdiction of its organization and the percentage of shares of each class of its capital stock or similar equity interests outstanding owned by the Company and each other Subsidiary, (ii) of the Company's Affiliates, other than its Subsidiaries, (iii) the Subsidiary Guarantors and Restricted Subsidiaries of the Company and (iv) the Company's directors and senior officers.

(b) All of the outstanding shares of capital stock or similar equity interests of each Subsidiary shown in **Schedule 5.4** as being owned by the Company and its Subsidiaries have been validly issued, are fully paid and non-assessable and are owned by the Company or another Subsidiary free and clear of any Lien (except as otherwise disclosed in **Schedule 5.4**).

(c)   Each Subsidiary or Affiliate identified in **Schedule 5.4** is a corporation, unlimited liability company, trust, partnership or other legal entity duly organized, validly existing and in good standing under the laws of its jurisdiction of organization, and is duly qualified as an extra-provincial or a foreign corporation or other legal entity and is in good standing in each jurisdiction in which such qualification is required by law, other than those jurisdictions as to which the failure to be so qualified or in good standing could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Each such Subsidiary has the corporate or other power and authority to own or hold under lease the properties it purports to own or hold under lease and to transact the business it transacts and proposes to transact.

(d)   Except pursuant to the Bank Facility, the senior notes previously issued or assumed by the Company and the subordination agreements and guaranties related to each of the foregoing, all as described in **Schedule 5.15,** no Restricted Subsidiary is a party to, or otherwise subject to, any legal restriction or any agreement (other than this Agreement and customary limitations imposed by corporate law or legally equivalent statutes) restricting the ability of such Restricted Subsidiary to pay dividends out of profits or make any other similar distributions of profits to the Company or any of the Restricted Subsidiaries that owns outstanding shares of capital stock or similar equity interests of such Restricted Subsidiary.

Section 5.5.   Financial Statements; Material Liabilities. The Company has delivered to each Purchaser copies of the financial statements of the Company listed on **Schedule 5.5**. All of said financial statements (including in each case the related schedules and notes) fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the respective dates specified in such financial statements and the Company's consolidated results of operations and cash flows for the respective periods so specified and have been prepared in accordance with GAAP consistently applied throughout the periods involved except as set forth in the notes thereto (subject, in the case of any interim financial statements, to normal year-end adjustments). The Company and its Subsidiaries do not have any Material liabilities that are not disclosed on such financial statements or otherwise disclosed in the Disclosure Documents.

Section 5.6.   Compliance with Laws, Other Instruments, Etc. The execution, delivery and performance by the Company of this Agreement and the Notes will not (a) contravene, result in any breach of, or constitute a default under, or result in the creation of any Lien in respect of any property of the Company or any Restricted Subsidiary under, any indenture, mortgage, deed of trust, loan, purchase or credit agreement, lease, corporate charter or by-laws or the legal equivalent of the foregoing, or any other agreement or instrument to which the Company or any Restricted Subsidiary is bound or by which the Company or any Restricted Subsidiary or any of their respective properties may be bound or affected, (b) conflict with or result in a breach of any of the terms, conditions or provisions of any order, judgment, decree, or ruling of any court, arbitrator or Governmental Authority applicable to the Company or any Restricted Subsidiary, or (c) violate any provision of any statute or other rule or regulation of any Governmental Authority applicable to the Company or any Restricted Subsidiary.

Section 5.7.   Governmental Authorizations, Etc. No consent, approval or authorization of, or registration, filing or declaration with, any Governmental Authority is required in connection with the execution, delivery or performance by the Company of this Agreement or the Notes, including, without limitation, any thereof required in connection with the obtaining of U.S. Dollars to make payments under this Agreement or the Notes and the payment of such U.S. Dollars to Persons resident in the United States of America, other than (i) the filing of a Form 45-106F1 and, if applicable, a Form 45-106F6 with the applicable Canadian securities regulatory authorities on or before the tenth day following the date of Closing, together with the applicable fees, and (ii) the filing of any document that constitutes an "offering memorandum" within the meaning of applicable Canadian provincial securities laws with the applicable Canadian securities regulatory authorities, together with the applicable fees. It is not necessary to ensure the legality, validity, enforceability or admissibility into evidence in Canada of this Agreement or the Notes that any thereof or any other document be filed, recorded or enrolled with any Governmental Authority, or that any such agreement or document be stamped with any stamp, registration or similar transaction tax that may be required in connection with admissibility into evidence.

Section 5.8. *Litigation; Observance of Agreements, Statutes and Orders*. (a) There are no actions, suits or proceedings pending or, to the knowledge of the Company, threatened against or affecting the Company or any Restricted Subsidiary or any property of the Company or any Restricted Subsidiary in any court or before any arbitrator of any kind or before or by any Governmental Authority that, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect.

(b) Neither the Company nor any Restricted Subsidiary is (i) in default under any term of any agreement or instrument to which it is a party or by which it is bound, (ii) in violation of any order, judgment, decree or ruling of any court, arbitrator or Governmental Authority or (iii) in violation of any applicable law, ordinance, rule or regulation of any Governmental Authority (including, without limitation, Environmental Laws, the USA PATRIOT Act or any of the other laws and regulations that are referred to in **Section 5.16**), which default or violation, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect.

Section 5.9. *Taxes*. The Company and the Restricted Subsidiaries have filed all tax returns that are required to have been filed in any jurisdiction, and have paid all taxes shown to be due and payable on such returns and all other taxes and assessments levied upon them or their properties, assets, income or franchises, to the extent such taxes and assessments have become due and payable and before they have become delinquent, except for any taxes and assessments (a) the amount of which is not individually or in the aggregate Material or (b) the amount, applicability or validity of which is currently being contested in good faith by appropriate proceedings and with respect to which the Company or a Restricted Subsidiary, as the case may be, has established adequate reserves in accordance with GAAP. The Company knows of no basis for any other tax or assessment that could reasonably be expected to have a Material Adverse Effect. The charges, accruals and reserves on the books of the Company and the Restricted Subsidiaries in respect of taxes for all fiscal periods are adequate.

No liability for any Tax, directly or indirectly, imposed, assessed, levied or collected by or for the account of any Governmental Authority of Canada or any political subdivision thereof will be incurred by the Company or any holder of a Note as a result of the execution or delivery of this Agreement or the Notes and no deduction or withholding in respect of Taxes imposed by or for the account of Canada or, to the knowledge of the Company, any other Taxing Jurisdiction, is required to be made from any payment by the Company under this Agreement or the Notes except for any such liability, withholding or deduction imposed, assessed, levied or collected by or for the account of any such Governmental Authority of Canada arising out of circumstances described in clause (a), (b), (c) or (d) of **Section 13**.

Section 5.10.   *Title to Property; Leases*.   The Company and the Restricted Subsidiaries have good and sufficient title to their respective properties that individually or in the aggregate are Material, including all such properties reflected in the most recent audited balance sheet referred to in **Section 5.5** or purported to have been acquired by the Company or any Restricted Subsidiary after said date (except as sold or otherwise disposed of in the ordinary course of business), in each case free and clear of Liens prohibited by this Agreement. All leases that individually or in the aggregate are Material are valid and subsisting and are in full force and effect in all material respects.

Section 5.11.   *Licenses, Permits, Etc*.

(a)   The Company and the Restricted Subsidiaries own or possess all licenses, permits, franchises, authorizations, patents, copyrights, proprietary software, service marks, trademarks and trade names, or rights thereto, that individually or in the aggregate are Material, without known conflict with the rights of others;

(b)   to the best knowledge of the Company, no product of the Company or any of the Restricted Subsidiaries infringes in any Material respect any license, permit, franchise, authorization, patent, copyright, proprietary software, service mark, trademark, trade name or other right owned by any other Person; and

(c)   to the best knowledge of the Company, there is no Material violation by any Person of any right of the Company or any of the Restricted Subsidiaries with respect to any patent, copyright, proprietary software, service mark, trademark, trade name or other right owned or used by the Company or any of the Restricted Subsidiaries.

Section 5.12.   *Compliance with Pension Laws*.   (a) The Company and each ERISA Affiliate have operated and administered each Plan in compliance with all applicable laws except for such instances of noncompliance as have not resulted in and could not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect. Neither the Company nor any ERISA Affiliate has incurred any liability pursuant to Title I or IV of ERISA or the penalty or excise tax provisions of the Code relating to employee benefit plans (as defined in section 3 of ERISA), and no event, transaction or condition has occurred or exists that could, individually or in the aggregate, reasonably be expected to result in the incurrence of any such liability by the Company or any ERISA Affiliate, or in the imposition of any Lien on any of the rights, properties or assets of the Company or any ERISA Affiliate, in either case pursuant to Title I or IV of ERISA or to section 430(k) of the Code or to any such penalty or excise tax provisions under the Code or federal law or section 4068 of ERISA or by the granting of a security interest in connection with the amendment of a Plan, other than such liabilities or Liens as could not be individually or in the aggregate Material.

(b)   The present value of the aggregate benefit liabilities under each of the Plans (other than Multiemployer Plans), determined as of the end of such Plan's most recently ended plan year on the basis of the actuarial assumptions specified for funding purposes in such Plan's most recent actuarial valuation report, did not exceed the aggregate current value of the assets of such Plan allocable to such benefit liabilities by an amount which, individually for any Plan or in the aggregate, is Material.   The term "benefit   liabilities" has the meaning specified in section 4001(a)(16) of ERISA and the terms "current value" and "present value" have the meaning specified in section 3 of ERISA.

(c)   The Company and its ERISA Affiliates have not incurred withdrawal liabilities (and are not subject to contingent withdrawal liabilities) under section 4201 or 4204 of ERISA in respect of Multiemployer Plans that individually or in the aggregate are Material.

(d)   The expected post-retirement benefit obligation (determined as of the last day of the Company's most recently ended fiscal year in accordance with Financial Accounting Standards Board Statement No. 106, without regard to liabilities attributable to continuation coverage mandated by section 4980B of the Code) of the Company and the Restricted Subsidiaries could not reasonably be expected to result in a Material Adverse Effect.

(e)   The execution and delivery of this Agreement and the issuance and sale of the Notes hereunder will not involve any transaction that is subject to the prohibitions of section 406 of ERISA or in connection with which a tax could be imposed pursuant to section 4975(c)(1)(A)-(D) of the Code, for which an exemption described in **Section 6.2** is not available. The representation by the Company in the first sentence of this **Section 5.12(e)** is made in reliance upon and subject to the accuracy of your representation in **Section 6.2** as to the sources of the funds to be used to pay the purchase price of the Notes to be purchased by you.

(f)   All Non-U.S. Pension Plans have been established, operated, administered and maintained and, if applicable, terminated in compliance with all laws, regulations and orders applicable thereto, except where failure so to comply could not be reasonably expected to have a Material Adverse Effect.   All premiums, contributions and any other amounts required by applicable Non-U.S. Pension Plan documents or applicable laws to be paid or accrued by the Company and the Restricted Subsidiaries have been paid or accrued as required, except where failure so to pay or accrue could not be reasonably expected to have a Material Adverse Effect. The Company and the Restricted Subsidiaries have not incurred withdrawal liabilities (and are not subject to any contingent withdrawal liabilities), that individually or in the aggregate are Material, in respect of Non-U.S. Pension Plans which are "multi-employer pension plans" pursuant to applicable laws.

Section 5.13.   Private Offering by the Company. (i) Neither the Company nor anyone acting on its behalf has offered the Notes or any similar securities for sale to, or solicited any offer to buy any of the same from, or otherwise approached or negotiated in respect thereof with, any Person other than you, the Other Purchasers and not more than 30 other Institutional

Investors, each of which has been offered the Notes at a private sale for investment. Neither the Company nor anyone acting on its behalf has taken, or will take, any action that would subject the issuance or sale of the Notes to the registration requirements of Section 5 of the Securities Act or to the registration requirements of any securities or blue sky laws of any applicable jurisdiction;

(ii)   In the case of each offer and sale of the Notes, no form of general solicitation or general advertising within the meaning of Rule 502(c) under the Securities Act was used in the United States by the Company nor any Person acting on its behalf, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar medium or broadcast over television or radio, or over the Internet, or any seminar or meeting whose attendees have been invited by any general solicitation or general advertising; and

(iii)   No securities of the same class or series as the Notes have been issued and sold by the Company nor any Person acting on its behalf in the United States or to any U.S. person as such persons are defined in Rule 902 of Regulation S under the Securities Act within the six-month period immediately prior to the date hereof.

Section 5.14.   *Use of Proceeds; Margin Regulations*.   The Company will apply the proceeds of the sale of the Notes as set forth in **Schedule 5.14** and not in a manner that would violate any of the laws referenced in **Section 5.16**. No part of the proceeds from the sale of the Notes hereunder will be used, directly or indirectly, for the purpose of buying or carrying any margin stock within the meaning of Regulation U of the Board of Governors of the Federal Reserve System (12 CFR 221), or for the purpose of buying or carrying or trading in any securities under such circumstances as to involve the Company in a violation of Regulation X of said Board (12 CFR 224) or to involve any broker or dealer in a violation of Regulation T of said Board (12 CFR 220). Margin stock does not constitute more than 2% of the value of the consolidated assets of the Company and the Restricted Subsidiaries and the Company does not have any present intention that margin stock will constitute more than 2% of the value of such assets. As used in this Section, the terms "margin stock" and "purpose of buying or carrying" shall have the meanings assigned to them in said Regulation U.

Section 5.15.   *Existing Debt; Future Liens*.   (a) Except as described therein, **Schedule 5.15** sets forth a complete and correct list of all outstanding Debt of the Company and the Restricted Subsidiaries as of March 31, 2014, since which date there has been no Material change in the commercial terms of agreements related to the Debt of the Company or its Restricted Subsidiaries. Neither the Company nor any Restricted Subsidiary is in default and no waiver of default is currently in effect, in the payment of any principal or interest on any Debt of the Company or such Restricted Subsidiary and no event or condition exists with respect to any Debt of the Company or any Restricted Subsidiary that would permit (or that with notice or the lapse of time, or both, would permit) one or more Persons to cause such Debt to become due and payable before its stated maturity or before its regularly scheduled dates of payment.

(b)   Except as disclosed in **Schedule 5.15**, neither the Company nor any Restricted Subsidiary has agreed or consented to cause or permit in the future (upon the happening of a contingency or otherwise) any of its property, whether now owned or hereafter acquired, to be subject to a Lien not permitted by **Section 10.4**.

(c)   Neither the Company nor any Restricted Subsidiary is a party to, or otherwise subject to any provision contained in, any instrument evidencing Debt of the Company or such Restricted Subsidiary, any agreement relating thereto or any other agreement (including, but not limited to, its charter or other organizational document) which limits the amount of, or otherwise imposes restrictions on the incurring of, Debt of the Company, except as specifically indicated in **Schedule 5.15**.

Section 5.16.   Foreign Assets Control Regulations, Etc. (a) Neither the Company nor any Controlled Entity (i) is a Blocked Person, (ii) has been notified that its name appears or may in the future appear on a State Sanctions List or (iii) is a target of sanctions that have been imposed by the United Nations or the European Union.

(b)   Neither the Company nor any Controlled Entity (i) has violated, been found in violation of, or been charged or convicted under, any applicable U.S. Economic Sanctions Laws, Anti-Money Laundering Laws or Anti-Corruption Laws or (ii) to the Company's knowledge, is under investigation by any Governmental Authority for possible violation of any U.S. Economic Sanctions Laws, Anti-Money Laundering Laws or Anti-Corruption Laws.

(c)   No part of the proceeds from the sale of the Notes hereunder:

(i)   constitutes or will constitute funds obtained on behalf of any Blocked Person or will otherwise be used by the Company or any Controlled Entity, directly or indirectly, (A) in connection with any investment in, or any transactions or dealings with, any Blocked Person, (B) for any purpose that would cause any Purchaser to be in violation of any U.S. Economic Sanctions Laws or (C) otherwise in violation of any U.S. Economic Sanctions Laws;

(ii)   will be used, directly or indirectly, in violation of, or cause any Purchaser to be in violation of, any applicable Anti-Money Laundering Laws; or

(iii)   will be used, directly or indirectly, for the purpose of making any improper payments, including bribes, to any Governmental Official or commercial counterparty in order to obtain, retain or direct business or obtain any improper advantage, in each case which would be in violation of, or cause any Purchaser to be in violation of, any applicable Anti-Corruption Laws.

(d)   The Company has established procedures and controls which it reasonably believes are adequate (and otherwise comply with applicable law) to ensure that the Company and each Controlled Entity is and will continue to be in compliance with all applicable U.S. Economic Sanctions Laws, Anti-Money Laundering Laws and Anti-Corruption Laws.

(e)   Neither the Company nor any Controlled Entity (i) is a Person described or designated under the provisions of the *Special Economic Measures Act* (Canada) or the *United*

Nations Act (Canada), or any associated anti-money laundering and anti-terrorism laws and regulations in effect in Canada (each a *"Canadian Sanctions Designated Person"*), (ii) knowingly engages in any dealings or transactions with any Canadian Sanctions Designated Person that are restricted or prohibited under the statutes or regulations described in **Section 5.16(e)(i)**, or (iii) knowingly is in possession or control of any property or entity that is owned or controlled by a Canadian Sanctions Designated Person.

Section 5.17. Status under Certain Statutes. Neither the Company nor any Restricted Subsidiary is subject to regulation under the Investment Company Act of 1940, as amended, or the Federal Power Act, as amended.

Section 5.18. Notes Rank Pari Passu. The obligations of the Company under this Agreement and the Notes rank at least *pari passu* in right of payment with all other senior unsecured Debt (actual or contingent) of the Company, including, without limitation, all senior unsecured Debt of the Company described in **Schedule 5.15**.

Section 5.19. Environmental Matters. Neither the Company nor any Restricted Subsidiary has knowledge of any claim or has received any notice of any claim, and no proceeding has been instituted raising any claim against the Company or any of the Restricted Subsidiaries or any of their respective real properties now or formerly owned, leased or operated by any of them or other assets, alleging any damage to the environment or violation of any Environmental Laws, except, in each case, such as could not reasonably be expected to result in a Material Adverse Effect.

> (a)   Neither the Company nor any Restricted Subsidiary has knowledge of any facts which would give rise to any claim, public or private, of violation of Environmental Laws or damage to the environment emanating from, occurring on or in any way related to real properties now or formerly owned, leased or operated by any of them or to other assets or their use, except, in each case, such as could not reasonably be expected to result in a Material Adverse Effect.

> (b)   Neither the Company nor any Restricted Subsidiary has stored any Hazardous Materials on real properties now or formerly owned, leased or operated by any of them or has disposed of any Hazardous Materials in a manner contrary to any Environmental Laws in each case in any manner that could reasonably be expected to result in a Material Adverse Effect.

> (c)   All buildings on all real properties now owned, leased or operated by the Company or any Restricted Subsidiary are in compliance with applicable Environmental Laws, except where failure to comply could not reasonably be expected to result in a Material Adverse Effect.

SECTION 6.   REPRESENTATIONS OF THE PURCHASER.

Section 6.1.   Purchase for Investment. You represent that:

(a)   you are purchasing the Notes for your own account or for one or more separate accounts maintained by you or for the account of one or more pension or trust funds and not with a view to the distribution thereof; *provided* that the disposition of your or their property shall at all times be within your or their control; and

(b)   you are:

(i)   an institutional "accredited investor" within the meaning of Rule 501(a)(1), (2), (3), or (7) of Regulation D promulgated under the Securities Act; or

(ii)   if you are resident in Canada or organized under the laws of Canada or of one of the Provinces or Territories of Canada, an "accredited investor" as defined in National Instrument 45-106 — "Prospectus and Registration Exemptions" purchasing as principal and you are a Person which is described in one or more of the categories set out in letters (a) to (v) of **Schedule 6.1**.

(c)   if you are not resident in Alberta, you certify that you are not a resident of Alberta and you acknowledge that: (i) no securities commission or similar regulatory authority has reviewed or passed on the merits of the Notes; (ii) there is no government or other insurance covering the Notes; (iii) there are risks associated with the purchase of the Notes; (iv) there are restrictions on your ability to resell the Notes and it is your responsibility to find out what those restrictions are and to comply with them before selling the Notes; and (v) the Company has advised you that the Company is relying on an exemption from the requirements to provide you with a prospectus and to sell securities through a person or company registered to sell securities under the *Securities Act* (Alberta) and other applicable securities laws in Canada and, as a consequence of acquiring Notes pursuant to this exemption, certain protections, rights and remedies provided by the *Securities Act* (Alberta) and other applicable securities laws, including statutory rights of rescission or damages, will not be available to you; and

(d)   you are resident in Canada or the United States for tax purposes on the date of the Closing.

You understand that the Notes have not been registered under the Securities Act or qualified for distribution by a prospectus under applicable Canadian securities laws and may be transferred or resold only if registered pursuant to the provisions of the Securities Act or if an exemption from registration or the requirement to file a prospectus in respect of such resale is available, except under circumstances where neither such registration nor such an exemption is required by law, and may be resold in Canada only in compliance with applicable Canadian securities laws and that the Company is not required to register the Notes in the United States or Canada.

You further acknowledge that each Note will contain a legend relating to resale restrictions to the following effect:

THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY APPLICABLE STATE SECURITIES LAWS AND MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED WITHOUT COMPLIANCE WITH THE REGISTRATION OR QUALIFICATION PROVISIONS OF APPLICABLE U.S. FEDERAL AND STATE SECURITIES LAWS OR APPLICABLE EXEMPTIONS THEREFROM.

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS NOTE MUST NOT TRADE THE NOTE BEFORE THE DATE THAT IS JANUARY 4, 2015.

Section 6.2. Source of Funds. You represent that at least one of the following statements is an accurate representation as to each source of funds (a *"Source"*) to be used by you to pay the purchase price of the Notes to be purchased by you hereunder:

(a) the Source is an "insurance company general account" (as the term is defined in the United States Department of Labor's Prohibited Transaction Exemption (*"PTE"*) 95-60) in respect of which the reserves and liabilities (as defined by the annual statement for life insurance companies approved by the National Association of Insurance Commissioners (the *"NAIC Annual Statement"*)) for the general account contract(s) held by or on behalf of any employee benefit plan together with the amount of the reserves and liabilities for the general account contract(s) held by or on behalf of any other employee benefit plans maintained by the same employer (or affiliate thereof as defined in PTE 95-60) or by the same employee organization in the general account do not exceed 10% of the total reserves and liabilities of the general account (exclusive of separate account liabilities) plus surplus as set forth in the NAIC Annual Statement filed with your state of domicile; or

(b) the Source is a separate account that is maintained solely in connection with your fixed contractual obligations under which the amounts payable, or credited, to any employee benefit plan (or its related trust) that has any interest in such separate account (or to any participant or beneficiary of such plan (including any annuitant)) are not affected in any manner by the investment performance of the separate account; or

(c) the Source is either (i) an insurance company pooled separate account, within the meaning of PTE 90-1 or (ii) a bank collective investment fund, within the meaning of the PTE 91-38 and, except as disclosed by you to the Company in writing pursuant to this clause (c), no employee benefit plan or group of plans maintained by the same employer or employee organization beneficially owns more than 10% of all assets allocated to such pooled separate account or collective investment fund; or

(d)   the Source constitutes assets of an "investment fund" (within the meaning of Part VI of PTE 84-14 (the *"QPAM Exemption"*)) managed by a "qualified professional asset manager" or "QPAM" (within the meaning of Part VI of the QPAM Exemption), no employee benefit plan's assets that are managed by the QPAM in such investment fund, when combined with the assets of all other employee benefit plans established or maintained by the same employer or by an affiliate (within the meaning of Part VI(c)(1) of the QPAM Exemption) of such employer or by the same employee organization and managed by such QPAM, represent more than 20% of the total client assets managed by such QPAM, the conditions of Part I(c) and (g) of the QPAM Exemption are satisfied, neither the QPAM nor a person controlling or controlled by the QPAM maintains an ownership interest in the Company that would cause the QPAM and the Company to be "related" within the meaning of Part VI(h) of the QPAM Exemption and (i) the identity of such QPAM and (ii) the names of any employee benefit plans whose assets in the investment fund, when combined with the assets of all other employee benefit plans established or maintained by the same employer or by an affiliate (within the meaning of Part VI(c)(1) of the QPAM Exemption) of such employer or by the same employee organization, represent 10% or more of the assets of such investment fund, have been disclosed to the Company in writing pursuant to this clause (d); or

(e)   the Source constitutes assets of a "plan(s)" (within the meaning of Part IV(h) of PTE 96-23 (the *"INHAM Exemption"*)) managed by an "in-house asset manager" or "INHAM" (within the meaning of Part IV(a) of the INHAM Exemption), the conditions of Part I(a), (g) and (h) of the INHAM Exemption are satisfied, neither the INHAM nor a person controlling or controlled by the INHAM (applying the definition of "control" in Part IV(d)(3) of the INHAM Exemption) owns a 10% or more interest in the Company and (i) the identity of such INHAM and (ii) the name(s) of the employee benefit plan(s) whose assets constitute the Source have been disclosed to the Company in writing pursuant to this clause (e); or

(f)   the Source is a governmental plan; or

(g)   the Source is one or more employee benefit plans, or a separate account or trust fund comprised of one or more employee benefit plans, each of which has been identified to the Company in writing pursuant to this clause (g); or

(h)   the Source does not include assets of any employee benefit plan, other than, if applicable, a plan exempt from the coverage of ERISA.

As used in this **Section 6.2**, the terms "employee benefit plan," "governmental plan," and "separate account" shall have the respective meanings assigned to such terms in section 3 of ERISA.

Section 6.3.   Deemed Representation. By its acquisition of a Note, each transferee will be deemed to have made the representations in **Section 6.2** with respect to each Source being used by it to acquire the Notes.

SECTION 7.   INFORMATION AS TO THE COMPANY.

Section 7.1.   *Financial and Business Information*. The Company shall deliver to you and the Other Purchasers and to each holder of Notes that is an Institutional Investor:

(a)   *Quarterly Statements* — within 60 days after the end of each quarterly fiscal period in each fiscal year of the Company (other than the last quarterly fiscal period of each such fiscal year), copies of:

(i)   an unaudited consolidated balance sheet of the Company (on a consolidated basis with respect to the Company and its consolidated Subsidiaries) as at the end of such quarter, and

(ii)   unaudited consolidated statements of income, accumulated deficit and cash flows of the Company (on a consolidated basis with respect to the Company and its consolidated Subsidiaries) for such quarter and (in the case of the second and third quarters) for the portion of the fiscal year ending with such quarter,

setting forth in each case in comparative form the figures for the corresponding periods in the previous fiscal year, all in reasonable detail, prepared in accordance with GAAP applicable to quarterly financial statements generally, and certified by a Senior Financial Officer as fairly presenting, in all material respects, the consolidated financial position of the Company being reported on and the results of operations and cash flows;

(b)   *Annual Statements* — within 120 days after the end of each fiscal year of the Company, duplicate copies of,

(i)   a consolidated balance sheet of the Company (on a consolidated basis with respect to the Company and its consolidated Subsidiaries), as at the end of such year, and

(ii)   consolidated statements of income and comprehensive income, changes in shareholders' equity, and cash flows of the Company (on a consolidated basis with respect to the Company and its consolidated Subsidiaries), for such year,

setting forth in each case in comparative form the figures for the previous fiscal year, all in reasonable detail, prepared in accordance with GAAP, and accompanied by a report thereon of a firm of the Company's independent chartered accountants to the effect that such financial statements present fairly, in all material respects, the consolidated financial position of the Company and its consolidated Subsidiaries and their financial performance and cash flows and have been prepared in conformity with GAAP, and that the examination of such accountants in connection with such financial statements has been made in accordance with generally accepted auditing standards and included such tests of the accounting records and such other auditing procedures as said accountants deemed necessary in the circumstances;

(c) *Other Reports* — promptly upon their becoming available, one copy of (i) any notice or other information relating to a Material Acquisition (as defined in the Bank Facility), including, without limitation any calculations or compliance certificates relating thereto, and each financial statement sent, in each case, by the Company or any Restricted Subsidiary to its principal lending banks as a whole (excluding information sent to such banks in the ordinary course of administration of a bank facility, such as information relating to pricing and borrowing availability) or to its public securities holders generally, and (ii) each report, circular or registration statement that is delivered (electronically or otherwise) or mailed to the Company's equity security holders generally, whether or not required by applicable securities laws;

(d) *Notice of Default or Event of Default* — promptly, and in any event within five days after a Responsible Officer becoming aware of the existence of any Default or Event of Default or that any Person has given any notice or taken any action with respect to a claimed default hereunder or that any Person has given any notice or taken any action with respect to a claimed default of the type referred to in **Section 11(g)**, a written notice specifying the nature and period of existence thereof and what action the Company is taking or proposes to take with respect thereto;

(e) *Employee Benefit Matters* — promptly, and in any event within ten days after a Responsible Officer becoming aware of any of the following, a written notice setting forth the nature thereof and the action, if any, that the Company or an ERISA Affiliate proposes to take with respect thereto:

(i) with respect to any Plan, any reportable event, as defined in section 4043(c) of ERISA and the regulations thereunder, for which notice thereof has not been waived pursuant to such regulations as in effect on the date hereof; or

(ii) the taking by the PBGC of steps to institute, or the threatening by the PBGC of the institution of, proceedings under section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any Plan, or the receipt by the Company or any ERISA Affiliate of a notice from a Multiemployer Plan that such action has been taken by the PBGC with respect to such Multiemployer Plan; or

(iii) any event, transaction or condition that could result in the incurrence of any liability by the Company or any ERISA Affiliate pursuant to Title I or IV of ERISA or the penalty or excise tax provisions of the Code relating to employee benefit plans, or in the imposition of any Lien on any of the rights, properties or assets of the Company or any ERISA Affiliate pursuant to Title I or IV of ERISA or such penalty or excise tax provisions, if such liability or Lien, taken together with any other such liabilities or Liens then existing, could reasonably be expected to have a Material Adverse Effect; or

(iv)   receipt of notice of the imposition of a Material financial penalty (which for this purpose shall mean any tax, penalty or other liability, whether by way of indemnity or otherwise) with respect to one or more Non-U.S. Pension Plans;

(f)   *Notices from Governmental Authority* — promptly, and in any event within 30 days of receipt thereof, copies of any notice to the Company or any Restricted Subsidiary from any Governmental Authority relating to any order, ruling, statute or other law or regulation that could reasonably be expected to have a Material Adverse Effect;

(g)   *Current Reserve Reports* — concurrently with the delivery of the annual financial statements of the Company pursuant to **Section 7.1(b)**, a summary of the Current Reserve Report pertaining to the immediately preceding fiscal year prepared and disclosed as required under applicable securities laws; and

(h)   *Requested Information* — with reasonable promptness, such other data and information relating to the business, operations, affairs, financial condition, assets or properties of the Company or any Restricted Subsidiary or relating to the ability of the Company to perform its obligations hereunder and under the Notes as from time to time may be reasonably requested by you, an Other Purchaser or any such holder of Notes, including, without limitation, information readily available to the Company explaining the Company's financial statements if such information has been requested by the SVO in order to assign or maintain a designation of the Notes and such information as is required by Rule 144A under the Securities Act to be delivered to any prospective transferee of the Notes.

Section 7.2.   Officer's Certificate. Each set of financial statements delivered to you, an Other Purchaser or a holder of Notes pursuant to **Section 7.1(a)** or **Section 7.1(b)** hereof shall be accompanied by a certificate of a Senior Financial Officer setting forth:

(a)   *Covenant Compliance* — the information (including detailed calculations) required in order to establish whether the Company was in compliance with the requirements of **Sections 10.1** through **10.7** hereof, inclusive, during the quarterly or annual period covered by the statements then being furnished (including with respect to each such Section, where applicable, the calculations of the maximum or minimum amount, ratio or percentage, as the case may be, permissible under the terms of such Sections, and the calculation of the amount, ratio or percentage then in existence) and confirmation of whether the Company was in compliance with the requirements of **Section 10.12**. In the event that the Company or any Subsidiary has made an election to measure any Debt using fair value (which election is being disregarded for purposes of determining compliance with this Agreement pursuant to **Section 23.5**) as to the period covered by any such financial statement, such Senior Financial Officer's certificate as to such period shall include a reconciliation from GAAP with respect to such election; and

(b) *Event of Default* — a statement that such officer has reviewed the relevant terms hereof and has made, or caused to be made, under his or her supervision, a review of the transactions and conditions of the Company and the Restricted Subsidiaries from the beginning of the quarterly or annual period covered by the statements then being furnished to the date of the certificate and that such review shall not have disclosed the existence during such period of any condition or event that constitutes a Default or an Event of Default or, if any such condition or event existed or exists (including, without limitation, any such event or condition resulting from the failure of the Company or any Restricted Subsidiary to comply with any Environmental Law), specifying the nature and period of existence thereof and what action the Company shall have taken or proposes to take with respect thereto.

Section 7.3. *Inspection*. The Company shall permit the representatives of you, each Other Purchaser and each holder of Notes that is an Institutional Investor:

(a) *No Default* — if no Default or Event of Default then exists, at the expense of you, such Other Purchaser or such holder and upon reasonable prior notice to the Company, to visit the principal executive office of the Company, to discuss the affairs, finances and accounts of the Restricted Group with the Company's officers, and (with the consent of the Company, which consent will not be unreasonably withheld) its independent chartered accountants, and (with the consent of the Company, which consent will not be unreasonably withheld) to visit the other offices and properties of the Restricted Group, all at such reasonable times and as often as may be reasonably requested in writing; and

(b) *Default* — if a Default or Event of Default then exists, at the expense of the Company, to visit and inspect any of the offices or properties of the Restricted Group, to examine all their respective books of account, records, reports and other papers, to make copies and extracts therefrom, and to discuss their respective affairs, finances and accounts with their respective officers and independent chartered accountants (and by this provision the Company authorizes said accountants to discuss the affairs, finances and accounts of the Restricted Group), all at such times and as often as may be requested.

Section 7.4. *Limitation on Disclosure Obligation.* The Company shall not be required to disclose the following information pursuant to **Section 7.1(c), 7.1(h)** or **7.3**:

(a) information that the Company determines after consultation with counsel qualified to advise on such matters that, notwithstanding the confidentiality requirements of **Section 21**, it would be prohibited from disclosing by applicable law or regulations without making public disclosure thereof; or

(b) information that, notwithstanding the confidentiality requirements of **Section 21**, the Company is prohibited from disclosing by the terms of an obligation of confidentiality contained in any agreement with any non-Affiliate binding upon the Company and not entered into in contemplation of this clause (b), *provided* that the Company shall use commercially reasonable efforts to obtain consent from the party in whose favor the obligation of confidentiality was made to permit the disclosure of the relevant information and *provided further* that the Company has received a written opinion of counsel confirming that disclosure of such information without consent from such other contractual party could reasonably be expected to constitute a breach of such agreement.

Promptly after a request therefor from any holder of Notes that is an Institutional Investor, the Company will provide such holder with a written opinion of counsel (which may be addressed to the Company) relied upon as to any requested information that the Company is prohibited from disclosing to such holder under circumstances described in this **Section 7.4**.

Section 7.5. *Electronic Delivery*. Financial statements, opinions of independent certified public accountants, other information and Officer's Certificates that are required to be delivered by the Company pursuant to **Sections 7.1(a)**, **(b)**, **(c)** or **(g)** and **Section 7.2** shall be deemed to have been delivered if the Company satisfies any of the following requirements with respect thereto:

(a) such financial statements satisfying the requirements of **Section 7.1(a)** or **(b)** and related Officer's Certificate satisfying the requirements of **Section 7.2** and any other information required under **Section 7.1(c)** or **(g)** are delivered to you, each Other Purchaser and each holder of a Note by e-mail at the e-mail address set forth in such holder's Purchaser Schedule or as communicated from time to time in a separate writing delivered to the Company; or

(b) such financial statements satisfying the requirements of **Section 7.1(a)** or **Section 7.1(b)** and related Officer's Certificate(s) satisfying the requirements of **Section 7.2** and any other information required under **Section 7.1(c)** or **(g)** are timely posted by or on behalf of the Company on IntraLinks, on "EDGAR", on Canada's System for Electronic Document Analysis and Retrieval (*"SEDAR"*) or on any other similar website to which each holder of Notes has free access or are made available on its home page on the internet, which is located at http//www.enerplus.com as of the date of this Agreement;

provided however, that in no case shall access to such financial statements, other information and Officer's Certificates be conditioned upon any waiver or other agreement or consent (other than confidentiality provisions consistent with **Section 21** of this Agreement); *provided further*, that in the case of clause (b), the Company shall have given each holder of a Note prior written notice, which may be by e-mail or in accordance with **Section 19**, of such posting or availability in connection with each delivery; and *provided further,* that upon request of any holder to receive paper copies of such forms, financial statements, other information and Officer's Certificates or to receive them by e-mail, the Company will promptly e-mail them or deliver such paper copies, as the case may be, to such holder.

SECTION 8.   PAYMENT OF THE NOTES.

Section 8.1.   Maturity; Required Repayments. As provided therein, the entire unpaid principal balance of the Notes shall be due and payable on the stated maturity date thereof. In addition to paying the remaining outstanding principal amount of and the interest due on the Notes on the maturity date thereof, on September 3, 2022 and on each September 3 thereafter to and including September 3, 2025, the Company will repay U.S. $40,000,000 principal amount (or such lesser principal amount as shall then be outstanding) of the Notes at par and without payment of the Make-Whole Amount or any premium; *provided* that upon any partial prepayment of the Notes pursuant to **Section 8.2**, **8.3**, **8.4** or **8.9** the principal amount of each required prepayment of the Notes becoming due under this **Section 8.1** on and after the date of such prepayment shall be reduced in the same proportion as the aggregate unpaid principal amount of the Notes is reduced as a result of such prepayment.

Section 8.2.   Optional Prepayments. The Company may, at its option, upon notice provided below, prepay at any time all, or from time to time any part of, the Notes in an amount not less than 10% of the aggregate principal amount of the Notes then outstanding, at 100% of the principal amount so prepaid, together with interest accrued thereon to the date of such prepayment, plus the Make-Whole Amount determined for the prepayment date with respect to such principal amount. The Company will give each holder of Notes written notice of each optional prepayment under this **Section 8.2** not less than 30 days and not more than 60 days prior to the date fixed for such prepayment. Each such notice shall specify such date (which shall be a Business Day), the aggregate principal amount of the Notes to be prepaid on such date, the principal amount of each Note held by such holder to be prepaid (determined in accordance with **Section 8.5**), and the interest to be paid on the prepayment date with respect to such principal amount being prepaid, and shall also be accompanied by a certificate of a Senior Financial Officer as to the estimated Make-Whole Amount due in connection with such prepayment (calculated as if the date of such notice were the date of the prepayment), setting forth the details of such computation. Two Business Days prior to any prepayment pursuant to this **Section 8.2**, the Company shall deliver to each holder of Notes to be prepaid a certificate of a Senior Financial Officer specifying the calculation of such Make-Whole Amount as of the specified prepayment date.

Section 8.3.   Designated Event.

(a)   *Notice of Designated Event.* The Company will, within five Business Days after any Responsible Officer has knowledge of the occurrence of any Designated Event, give written notice of such Designated Event to each holder of Notes. If the Company for any reason whatsoever fails to comply with **Section 10.11**, it shall offer to prepay Notes as described in **Section 8.3(c)** and the offer shall be accompanied by the certificate described in **Section 8.3(g)**.

(b)   [*Reserved*]

(c)   *Offer to Prepay Notes.* The offer to prepay Notes contemplated by **Section 8.3(a)** shall be an offer to prepay, in accordance with and subject to this **Section 8.3**, the Notes held by each holder (in this case only, *"holder"* in respect of any Note registered in the name of a nominee for a disclosed beneficial owner shall mean such beneficial owner) on a date specified in such offer (the *"Proposed Prepayment Date"*) on an equal basis with each of the Lenders which are being prepaid pursuant to the Bank Facility as a result of the occurrence of such Designated Event. If such Proposed Prepayment Date is in connection with an offer contemplated by **Section 8.3(a)**, such date shall be not less than 15 days and not more than 20 days after the date of such offer (if the Proposed Prepayment Date shall not be specified in such offer, the Proposed Prepayment Date shall be the first Business Day after the 15th day after the date of such offer).

(d)   *Rejection.* A holder of Notes may accept the offer to prepay made pursuant to this **Section 8.3** by causing a notice of such acceptance to be delivered to the Company not later than 10 days after receipt by such holder of the most recent offer of prepayment. A failure by a holder of Notes to respond to an offer to prepay made pursuant to this **Section 8.3** shall be deemed to constitute a rejection of such offer by such holder.

(e)   *Prepayment.* Prepayment of the Notes to be prepaid pursuant to this **Section 8.3** shall be at 100% of the principal amount of such Notes, together with interest on such Notes accrued to the date of prepayment, but without the Make-Whole Amount or any other premium. The prepayment shall be made on the Proposed Prepayment Date except as provided in **Section 8.3(f)**.

(f)   *Deferral Pending Designated Event.* The obligation of the Company to prepay Notes pursuant to the offers required by **Section 8.3(c)** and accepted in accordance with **Section 8.3(d)** is subject to the occurrence of the Designated Event in respect of which such offers and acceptances shall have been made. In the event that such Designated Event has not occurred on the Proposed Prepayment Date in respect thereof, the prepayment shall be deferred until, and shall be made on, the date on which such Designated Event occurs. The Company shall keep each holder of Notes reasonably and timely informed of (i) any such deferral of the date of prepayment, (ii) the date on which such Designated Event and the prepayment are expected to occur, and (iii) any determination by the Company that efforts to effect such Designated Event have ceased or been abandoned (in which case the offers and acceptances made pursuant to this **Section 8.3** in respect of such Designated Event shall be deemed rescinded).

(g)   *Officer's Certificate.* Each offer to prepay the Notes pursuant to this **Section 8.3** shall be accompanied by a certificate, executed by a Senior Financial Officer of the Company and dated the date of such offer, specifying: (i) the Proposed Prepayment Date; (ii) that such offer is made pursuant to this **Section 8.3**; (iii) the principal amount of each Note offered to be prepaid; (iv) the interest that would be due on each Note offered to be prepaid, accrued to the Proposed Prepayment Date; (v) that the conditions of this **Section 8.3** have been fulfilled; and (vi) in reasonable detail, the nature and date or proposed date of the Designated Event.

Section 8.4.   Prepayment for Tax Reasons. If at any time as a result of a Change in Tax Law (as defined below) the Company is or becomes obligated to make any Additional Payments (as defined below) in respect of any payment of interest on account of any of the Notes in an aggregate amount for all affected Notes equal to 5% or more of the aggregate amount of such interest payment on account of all of the Notes, the Company may give the holders of all affected Notes irrevocable written notice (each, a *"Tax Prepayment Notice"*) of the prepayment of such affected Notes on a specified prepayment date (which shall be a Business Day not less than 30 days nor more than 60 days after the date of such notice) and the circumstances giving rise to the obligation of the Company to make any Additional Payments and the amount thereof and stating that all of the affected Notes shall be prepaid on the date of such prepayment at 100% of the principal amount so prepaid together with interest accrued thereon to the date of such prepayment plus an amount equal to the Make-Whole Amount for each such Note, except in the case of an affected Note if the holder of such Note shall, by written notice given to the Company no more than 20 days after receipt of the Tax Prepayment Notice, reject such prepayment of such Note (each, a *"Rejection Notice"*). Such Tax Prepayment Notice shall be accompanied by a certificate of a Senior Financial Officer as to the estimated Make-Whole Amount due in connection with such prepayment (calculated as if the date of such notice were the date of the prepayment), setting forth the details of such computation. The form of Rejection Notice shall also accompany the Tax Prepayment Notice and shall state with respect to each Note covered thereby that execution and delivery thereof by the holder of such Note shall operate as a permanent waiver of such holder's right to receive the Additional Payments arising as a result of the circumstances described in the Tax Prepayment Notice in respect of all future payments of interest on such Note (but not of such holder's right to receive any Additional Payments that arise out of circumstances not described in the Tax Prepayment Notice or which exceed the amount of the Additional Payment described in the Tax Prepayment Notice), which waiver shall be binding upon all subsequent transferees of such Note. The Tax Prepayment Notice having been given as aforesaid to each holder of the affected Notes, the principal amount of such Notes together with interest accrued thereon to the date of such prepayment plus the Make-Whole Amount shall become due and payable on such prepayment date, except in the case of Notes the holders of which shall timely give a Rejection Notice as aforesaid. Two Business Days prior to such prepayment, the Company shall deliver to each holder of a Note being so prepaid a certificate of a Senior Financial Officer specifying the calculation of such Make-Whole Amount as of such prepayment date.

No prepayment of the Notes pursuant to this **Section 8.4** shall affect the obligation of the Company to pay Additional Payments in respect of any payment made on or prior to the date of such prepayment. For purposes of this **Section 8.4**, any holder of more than one affected Note may act separately with respect to each affected Note so held (with the effect that a holder of more than one affected Note may accept such offer with respect to one or more affected Notes so held and reject such offer with respect to one or more other affected Notes so held).

The Company may not offer to prepay or prepay Notes pursuant to this **Section 8.4** (a) if a Default or Event of Default then exists, (b) until the Company shall have taken commercially reasonable steps to mitigate the requirement to make the related Additional Payments or (c) if the obligation to make such Additional Payments directly results or resulted from actions taken by the Company or any Subsidiary (other than actions required to be taken under applicable law), and any Tax Prepayment Notice given pursuant to this **Section 8.4** shall certify to the foregoing and describe such mitigation steps, if any.

For purposes of this **Section 8.4**: *"Additional Payments"* means additional amounts required to be paid to a holder of any Note pursuant to **Section 13** by reason of a Change in Tax Law; and a *"Change in Tax Law"* means (individually or collectively with one or more prior changes) (i) an amendment to, or change in, any law, treaty, rule or regulation of Canada after the date of the Closing, or an amendment to, or change in, an official interpretation or application of such law, treaty, rule or regulation after the date of the Closing, which amendment or change is in force and continuing and meets the opinion and certification requirements described below or (ii) in the case of any other jurisdiction that becomes a Taxing Jurisdiction after the date of the Closing, an amendment to, or change in, any law, treaty, rule or regulation of such jurisdiction, or an amendment to, or change in, an official interpretation or application of such law, treaty, rule or regulation, in any case after such jurisdiction shall have become a Taxing Jurisdiction, which amendment or change is in force and continuing and meets such opinion and certification requirements. No such amendment or change shall constitute a Change in Tax Law unless the same would in the opinion of the Company (which shall be evidenced by an Officer's Certificate of the Company and supported by a written opinion of counsel having recognized expertise in the field of taxation in the Taxing Jurisdiction, which for certainty includes Blake, Cassels & Graydon LLP in any appropriate jurisdiction, both of which shall be delivered to all holders of the Notes prior to or concurrently with the Tax Prepayment Notice in respect of such Change in Tax Law) affect the deduction or require the withholding of any Tax imposed by such Taxing Jurisdiction on any payment payable on the Notes.

Section 8.5. Allocation of Partial Prepayments. In the case of each partial prepayment of the Notes pursuant to **Section 8.2**, the principal amount of the Notes to be prepaid shall be allocated pro rata among all of the holders of the Notes at the time outstanding in proportion, as nearly as practicable, to the respective unpaid principal amounts thereof not theretofore called for prepayment. All prepayments pursuant to **Section 8.3** or **8.4** shall be applied as therein provided.

Section 8.6. Maturity; Surrender, Etc. In the case of each prepayment of Notes pursuant to this **Section 8**, the principal amount of each Note to be prepaid shall mature and become due and payable on the date fixed for such prepayment (which shall be a Business Day), together with interest on such principal amount accrued to such date and the applicable Make-Whole Amount, if any. From and after such date, unless the Company shall fail to pay such principal amount when so due and payable, together with the interest and Make-Whole Amount, if any, as aforesaid, interest on such principal amount shall cease to accrue. Any Note paid or prepaid in full shall be surrendered to the Company and cancelled and shall not be reissued, and no Note shall be issued in lieu of any prepaid principal amount of any Note.

Section 8.7. Purchase of Notes. The Company will not and will not permit any Affiliate to purchase, redeem, prepay or otherwise acquire, directly or indirectly, any of the outstanding Notes except (a) upon the payment or prepayment of the Notes in accordance with the terms of this Agreement and the Notes or (b) pursuant to an offer to purchase made by the Company or an Affiliate pro rata to the holders of all Notes at the time outstanding upon the same terms and conditions. Any such offer shall provide each holder with sufficient information to enable it to make an informed decision with respect to such offer, and shall remain open for at least 15 Business Days. If the holders of more than 25% of the principal amount of the Notes then outstanding accept such offer, the Company shall promptly notify the remaining holders of such fact and the expiration date for the acceptance by holders of Notes of such offer shall be extended by the number of days necessary to give each such remaining holder at least 10 Business Days from its receipt of such notice to accept such offer. The Company will promptly cancel all Notes acquired by it or any Affiliate pursuant to any payment, prepayment or purchase of Notes pursuant to any provision of this Agreement and no Notes may be issued in substitution or exchange for any such Notes.

Section 8.8.   *Make-Whole Amount*.   The term *"Make-Whole Amount"* means, with respect to any Note, an amount equal to the excess, if any, of the Discounted Value of the Remaining Scheduled Payments with respect to the Called Principal of such Note over the amount of such Called Principal; *provided* that the Make-Whole Amount may in no event be less than zero. For the purposes of determining the Make-Whole Amount, the following terms have the following meanings:

"Applicable Percentage" means (a) 0.50% in the case of any prepayment of the Notes pursuant to **Section 8.2** or in the case of the acceleration of the Notes pursuant to **Section 12.1** or (b) 0.75% in the case of any prepayment or payment of the Notes pursuant to **Section 8.4**.

"Called Principal" means, with respect to any Note, the principal of such Note that is to be prepaid pursuant to **Section 8.2** or **8.4** or has become or is declared to be immediately due and payable pursuant to **Section 12.1**, as the context requires.

"Discounted Value" means, with respect to the Called Principal of any Note, the amount obtained by discounting all Remaining Scheduled Payments with respect to such Called Principal from their respective scheduled due dates to the Settlement Date with respect to such Called Principal, in accordance with accepted financial practice and at a discount factor (applied on the same periodic basis as that on which interest on the Notes is payable) equal to the Reinvestment Yield with respect to such Called Principal.

"Reinvestment Yield" means, with respect to the Called Principal of any Note, the sum of the (x) Applicable Percentage plus (y) the yield to maturity implied by the "Ask Yield(s)" reported as of 10:00 a.m. (New York City time) on the second Business Day preceding the Settlement Date with respect to such Called Principal, on the display designated as "Page PX1" (or such other display as may replace Page PX1) on Bloomberg Financial Markets for the most recently issued actively traded on-the-run U.S. Treasury securities (*"Reported"*) having a maturity equal to the Remaining Average Life of such Called Principal as of such Settlement Date. If there are no such U.S. Treasury securities Reported having a maturity equal to such Remaining Average Life, then such implied yield to maturity will be determined by (a) converting U.S. Treasury bill quotations to bond equivalent yields in accordance with accepted financial practice and (b) interpolating linearly between the "Ask Yields" Reported for the applicable most recently issued actively traded on-the-run U.S. Treasury securities with the maturities (1) closest to and greater than such Remaining Average Life and (2) closest to and less than such Remaining Average Life. The Reinvestment Yield shall be rounded to the number of decimal places as appears in the interest rate of the applicable Note.

If such yields are not Reported or the yields Reported as of such time are not ascertainable (including by way of interpolation), then *"Reinvestment Yield"* means, with respect to the Called Principal of any Note, the sum of (x) the Applicable Percentage plus (y) the yield to maturity implied by the U.S. Treasury constant maturity yields reported, for the latest day for which such yields have been so reported as of the second Business Day preceding the Settlement Date with respect to such Called Principal, in Federal Reserve Statistical Release H.15 (or any comparable successor publication) for the U.S. Treasury constant maturity having a term equal to the Remaining Average Life of such Called Principal as of such Settlement Date. If there is no such U.S. Treasury constant maturity having a term equal to such Remaining Average Life, such implied yield to maturity will be determined by interpolating linearly between (1) the U.S. Treasury constant maturity so reported with the term closest to and greater than such Remaining Average Life and (2) the U.S. Treasury constant maturity so reported with the term closest to and less than such Remaining Average Life. The Reinvestment Yield shall be rounded to the number of decimal places as appears in the interest rate of the applicable Note.

"Remaining Average Life" means, with respect to any Called Principal, the number of years (calculated to the nearest one-twelfth year) obtained by dividing (a) such Called Principal into (b) the sum of the products obtained by multiplying (i) the principal component of each Remaining Scheduled Payment with respect to such Called Principal by (ii) the number of years (calculated to the nearest one-twelfth year) that will elapse between the Settlement Date with respect to such Called Principal and the scheduled due date of such Remaining Scheduled Payment.

"Remaining Scheduled Payments" means, with respect to the Called Principal of any Note, all payments of such Called Principal and interest thereon that would be due after the Settlement Date with respect to such Called Principal if no payment of such Called Principal were made prior to its scheduled due date; *provided* that if such Settlement Date is not a date on which interest payments are due to be made under the terms of the Notes, then the amount of the next succeeding scheduled interest payment will be reduced by the amount of interest accrued to such Settlement Date and required to be paid on such Settlement Date pursuant to **Sections 8.2**, **8.4** or **12.1**.

"Settlement Date" means, with respect to the Called Principal of any Note, the date on which such Called Principal is to be prepaid pursuant to **Section 8.2** or **8.4** or has become or is declared to be immediately due and payable pursuant to **Section 12.1**, as the context requires.

Section 8.9.   *Change in Control*.

(a)   *Notice of Change in Control*. The Company will, within five Business Days after any Responsible Officer has knowledge of the occurrence of any Change in Control, give written notice of such Change in Control to each holder of Notes. Such notice shall contain and constitute an offer to prepay Notes as described in subparagraph (b) of this **Section 8.9** and shall be accompanied by the certificate described in subparagraph (e) of this **Section 8.9**.

(b)   *Offer to Prepay Notes.* The offer to prepay Notes contemplated by subparagraph (a) of this **Section 8.9** shall be an offer to prepay, in accordance with and subject to this **Section 8.9**, all, but not less than all, the Notes held by each holder (in this case only, *"holder"* in respect of any Note registered in the name of a nominee for a disclosed beneficial owner shall mean such beneficial owner) on a date specified in such offer (the *"Proposed Prepayment Date"*). Such date shall be not less than 30 days and not more than 120 days after the date of such offer (if the Proposed Prepayment Date shall not be specified in such offer, the Proposed Prepayment Date shall be the first Business Day after the 45th day after the date of such offer).

(c)   *Acceptance/Rejection.* A holder of Notes may accept the offer to prepay made pursuant to this **Section 8.9** by causing a notice of such acceptance to be delivered to the Company not later than 15 days after receipt by such holder of the most recent offer of prepayment. A failure by a holder of Notes to respond to an offer to prepay made pursuant to this **Section 8.9** shall be deemed to constitute rejection of such offer by such holder.

(d)   *Prepayment.* Prepayment of the Notes to be prepaid pursuant to this **Section 8.9** shall be at 100% of the principal amount of such Notes, together with interest on such Notes accrued to the Proposed Prepayment Date, but without Make-Whole Amount or other premium. The prepayment shall be made on the Proposed Prepayment Date.

(e)   *Officer's Certificate.* Each offer to prepay the Notes pursuant to this **Section 8.9** shall be accompanied by a certificate, executed by a Senior Financial Officer of the Company and dated the date of such offer, specifying: (i) the Proposed Prepayment Date; (ii) that such offer is made pursuant to this **Section 8.9**; (iii) the principal amount of each Note offered to be prepaid; (iv) the interest that would be due on each Note offered to be prepaid, accrued to the Proposed Prepayment Date; (v) that the conditions of this **Section 8.9** have been fulfilled; and (vi) in reasonable detail, the nature and date of the Change in Control.

(f)   *Effect on Required Payments.* The amount of each payment of the principal made pursuant to this **Section 8.9** shall be applied against and reduce each of the then remaining principal payments due pursuant to **Section 8.1** by a percentage equal to the aggregate principal amount of the Notes so paid divided by the aggregate principal amount of the Notes outstanding immediately prior to such payment.

(g)   *Certain Definitions.* *"Change in Control"* shall be deemed to have occurred if, following the consummation of a transaction or a series of related transactions any person (as such term is used in Section 13(d) and Section 14(d)(2) of the Exchange Act as in effect on the Execution Date) or related persons constituting a group (as such term is used in Rule 13d-5 under the Exchange Act),

>   (i)   become the "beneficial owners" (as such term is used in Rule 13d-3 under the Exchange Act as in effect on the Execution Date), directly or indirectly, of more than 50% of the total voting power of all classes then outstanding of the Company's Voting Equity Capital, or

(ii)   acquire after the Execution Date (x) the power to elect, appoint or cause the election or appointment of at least a majority of the members of the board of directors of the Company through beneficial ownership of the capital stock of the Company or otherwise, or (y) all or substantially all of the consolidated properties and assets of the Company (other than by a Wholly-owned Subsidiary of the Company).

(h)   All calculations contemplated in this **Section 8.9** involving the capital stock of any Person shall be made with the assumption that all convertible Securities of such Person then outstanding and all convertible Securities issuable upon the exercise of any warrants, options and other rights outstanding at such time were converted at such time and that all options, warrants and similar rights to acquire shares of capital stock of such Person were exercised at such time.

Section 8.10.   Prepayment in Connection with a Noteholder Sanctions Event. (a) Upon the Company's receipt of notice from any Affected Noteholder that a Noteholder Sanctions Event has occurred (which notice shall refer specifically to this **Section 8.10(a)** and describe in reasonable detail such Noteholder Sanctions Event), the Company shall promptly, and in any event within 10 Business Days, make an offer (the *"Sanctions Prepayment Offer"*) to prepay the entire unpaid principal amount of Notes held by such Affected Noteholder (the *"Affected Notes"*), together with interest thereon to the prepayment date selected by the Company with respect to each Affected Note but without payment of any Make-Whole Amount with respect thereto, which prepayment shall be on a Business Day not less than 30 days and not more than 60 days after the date of the Sanctions Prepayment Offer (the *"Sanctions Prepayment Date"*). Such Sanctions Prepayment Offer shall provide that such Affected Noteholder notify the Company in writing by a stated date (the *"Sanctions Prepayment Response Date"*), which date is not later than 10 Business Days prior to the stated Sanctions Prepayment Date, of its acceptance or rejection of such prepayment offer. If such Affected Noteholder does not notify the Company as provided above, then the holder shall be deemed to have accepted such offer.

(b)   Subject to the provisions of subparagraphs (c) and (d) of this **Section 8.10**, the Company shall prepay on the Sanctions Prepayment Date the entire unpaid principal amount of the Affected Notes held by such Affected Noteholder who has accepted such prepayment offer (in accordance with subparagraph (a)), together with interest thereon to the Sanctions Prepayment Date with respect to each such Affected Note, but without payment of any Make-Whole Amount with respect thereto.

(c)   If a Noteholder Sanctions Event has occurred but the Company and/or its Controlled Entities have taken such action(s) in relation to their activities so as to remedy such Noteholder Sanctions Event (with the effect that a Noteholder Sanctions Event no longer exists, as reasonably determined by such Affected Noteholder) prior to the Sanctions Prepayment Date, then the Company shall no longer be obliged to prepay such Affected Notes in relation to such Noteholder Sanctions Event. If the Company and/or its Controlled Entities shall undertake any actions to remedy any such Noteholder Sanctions Event, the Company shall keep the holders reasonably and timely informed of such actions and the results thereof.

(d)   If any Affected Noteholder that has given written notice to the Company of its acceptance of (or has been deemed to have accepted) the Company's prepayment offer in accordance with subparagraph (a) also gives notice to the Company prior to the relevant Sanctions Prepayment Date that it has determined (in its sole discretion) that it requires clearance from any United States Governmental Authority in order to receive a prepayment pursuant to this **Section 8.10,** the principal amount of each Note held by such Affected Noteholder, together with interest accrued thereon to the date of prepayment, shall become due and payable on the later to occur of (i) such Sanctions Prepayment Date and (ii) the date that is 10 Business Days after such Affected Noteholder gives notice to the Company that it is entitled to receive a prepayment pursuant to this **Section 8.10** (which may include payment to an escrow account designated by such Affected Noteholder to be held in escrow for the benefit of such Affected Noteholder until such Affected Noteholder obtains such clearance from such United States Governmental Authority), and in any event, any such delay in accordance with the foregoing clause (ii) shall not be deemed to give rise to any Default or Event of Default.

(e)   Promptly, and in any event within 5 Business Days, after the Company's receipt of notice from any Affected Noteholder that a Noteholder Sanctions Event shall have occurred with respect to such Affected Noteholder, the Company shall forward a copy of such notice to each other holder of Notes.

(f)   The Company shall promptly, and in any event within 10 Business Days, give written notice to the holders after the Company or any Controlled Entity having been notified that (i) its name appears or may in the future appear on a State Sanctions List or (ii) it is in violation of, or is subject to the imposition of sanctions under, any U.S. Economic Sanctions Laws, in each case which notice shall describe the facts and circumstances thereof and set forth the action, if any, that the Company or a Controlled Entity proposes to take with respect thereto.

(g)   The foregoing provisions of this **Section 8.10** shall be in addition to any rights or remedies available to any holder of Notes that may arise under this Agreement as a result of the occurrence of a Noteholder Sanctions Event; *provided*, that, if the Notes shall have been declared due and payable pursuant to **Section 12.1** as a result of the events, conditions or actions of the Company or its Controlled Entities that gave rise to a Noteholder Sanctions Event, the remedies set forth in **Section 12** shall control.

SECTION 9.   AFFIRMATIVE COVENANTS.

From the date of this Agreement until the Closing and thereafter, so long as any of the Notes are outstanding, the Company covenants that:

Section 9.1.   Compliance with Law. (a) Without limiting **Section 10.13**, the Company will, and will cause each of the Restricted Subsidiaries to, comply with all laws, ordinances or governmental rules or regulations to which each of them is subject, including, without limitation, ERISA, the USA Patriot Act and applicable laws in respect of Non-U.S. Pension Plans and all Environmental Laws, and the other laws and regulations that are referred to in **Section 5.16**, and will obtain and maintain in effect all licenses, certificates, permits, franchises and other governmental authorizations necessary to the ownership of their respective properties or to the conduct of their respective businesses, in each case to the extent necessary to ensure that non-compliance with such laws, ordinances or governmental rules or regulations or failures to obtain or maintain in effect such licenses, certificates, permits, franchises and other governmental authorizations could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(b) Without limiting **Section 9.1(a)**, the Company will not, and will not permit any of the Restricted Subsidiaries to, take any action that would cause any supplemental pension plan, any employee pension arrangement or any employee benefit plan maintained by it to be terminated in a manner which could reasonably be anticipated to result in the imposition of a Material Lien on any property of the Company or any Restricted Subsidiary pursuant to any Canadian federal or provincial law, nor will the Company or any of the Restricted Subsidiaries withdraw from any multiemployer plan if such withdrawal would subject the Company or any of the Restricted Subsidiaries to a liability that would have a Material Adverse Effect.

Section 9.2. Insurance. The Company will, and will cause each of the Restricted Subsidiaries to, maintain, with financially sound and reputable insurers, insurance with respect to their respective properties and businesses against such casualties and contingencies, of such types, on such terms and in such amounts (including deductibles, co-insurance and self-insurance, if adequate reserves are maintained with respect thereto) as is customary in the case of entities of established reputations engaged in the same or a similar business and similarly situated.

Section 9.3. Maintenance of Properties. The Company will, and will cause each of the Restricted Subsidiaries to, maintain and keep, or cause to be maintained and kept, their respective properties in good repair, working order and condition (other than ordinary wear and tear), so that the business carried on in connection therewith may be properly conducted at all times; *provided* that this **Section 9.3** shall not prevent the Company or any Restricted Subsidiary from discontinuing the operation and the maintenance of any of its properties if such discontinuance is desirable in the conduct of its business and the Company has concluded that such discontinuance could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 9.4. Payment of Taxes and Claims. The Company will, and will cause each of the Restricted Subsidiaries to, file all tax returns required to be filed in any jurisdiction and to pay and discharge all taxes shown to be due and payable on such returns and all other taxes, assessments, governmental charges, or levies imposed on them or any of their properties, assets, income or franchises, to the extent such taxes and assessments have become due and payable and before they have become delinquent and all claims for which sums have become due and payable that have or might become a Lien on properties or assets of the Company or any Restricted Subsidiary; *provided* that neither the Company nor any Restricted Subsidiary need pay or discharge any such tax assessment, charge or levy if (a) the amount, applicability or validity thereof is contested by the Company or such Restricted Subsidiary on a timely basis in good faith and in appropriate proceedings, and the Company or a Restricted Subsidiary has established adequate reserves therefor in accordance with GAAP on the books of the Company or such Restricted Subsidiary or (b) the nonpayment of all such taxes, assessments, charges and levies in the aggregate could not reasonably be expected to have a Material Adverse Effect.

Section 9.5.   Legal Existence, Etc. Subject to and except as permitted by **Sections 10.6**, **10.7** and **23.3**, the Company will at all times preserve and keep in full force and effect its corporate existence and the legal existence of each of the Restricted Subsidiaries (unless merged, amalgamated, consolidated or wound-up into the Company or a Wholly-owned Subsidiary) and all rights and franchises of the Company and the Restricted Subsidiaries unless, in the good faith judgment of the Company, the termination of or failure to preserve and keep in full force and effect such corporate existence, right or franchise could not, individually or in the aggregate, have a Material Adverse Effect.

Section 9.6.   Books and Records. The Company will, and will cause each of the Restricted Subsidiaries to, maintain proper books of record and account in conformity with GAAP and all applicable requirements of any Governmental Authority having legal or regulatory jurisdiction over the Company or such Restricted Subsidiary, as the case may be. The Company and its Restricted Subsidiaries have devised a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP.

Section 9.7.   Nature of Business. Neither the Company nor any Restricted Subsidiary will engage in any business if, as a result, the general nature of the business, taken on a consolidated basis, which would then be engaged in by the Company and its Subsidiaries would be substantially changed from its business relating to the development, production, processing and transportation of hydrocarbons.

Section 9.8.   Notes to Rank Pari Passu. The Notes and all other obligations under this Agreement of the Company are and at all times shall remain direct and unsecured obligations of the Company ranking *pari passu* as against the assets of the Company with all other present and future unsecured Debt (actual or contingent) of the Company which is not expressed to be subordinate or junior in rank to any other unsecured Debt of the Company.

Section 9.9.   Subsidiary Guaranty. The Company will cause each Subsidiary (i) which it designates on or after the Execution Date as a Restricted Subsidiary or (ii) which becomes a guarantor or co-obligor of Debt of the Company outstanding pursuant to the Bank Facility, any Existing Notes or any Additional Notes, to enter into and become a party to the Subsidiary Guaranty on the date of the Closing or, if occurring after the date of the Closing, within 30 days of designating such Subsidiary as a Restricted Subsidiary or within three Business Days of such Subsidiary becoming a guarantor or co-obligor of Debt of the Company outstanding pursuant to the Bank Facility, any Existing Notes or any Additional Notes, whichever is earlier, and within the applicable foregoing period shall deliver to each of the holders of the Notes the following items:

> (a)   an executed counterpart of a joinder agreement in respect of the Subsidiary Guaranty;

> (b)   a certificate signed by the President, a Vice President or another authorized officer of such Subsidiary making representations and warranties to the effect

of those contained in **Sections 5.1**, **5.2**, **5.6** and **5.7**, but with respect to such Subsidiary, the Subsidiary Guaranty to which it is a party;

      (c)   such documents and evidence with respect to such Subsidiary as the Required Holders may reasonably request in order to establish the existence and good standing of such Subsidiary and the authorization of the transactions contemplated by the Subsidiary Guaranty; and

      (d)   an opinion of independent counsel in form and substance satisfactory to counsel to the Required Holders to the effect that the Subsidiary Guaranty has been duly authorized, executed and delivered and constitute the legal, valid and binding contract and agreement of such Subsidiary enforceable in accordance with its terms, subject to customary exceptions and assumptions and that the obligations of such Subsidiary under the Subsidiary Guaranty rank *pari passu* (without limitation as to right of recovery) with the other unsecured, unsubordinated obligations of such Subsidiary;

Section 9.10.   Canadian Filings. On or before the tenth day following the date of Closing, the Company shall (i) file a Form 45-106F1 and, if applicable, a Form 45-106F6 with the applicable Canadian securities regulatory authorities and pay all applicable fees, and (ii) file any document that constitutes an "offering memorandum" within the meaning of applicable Canadian provincial securities laws with the applicable Canadian securities regulatory authorities and pay all applicable fees.

Section 9.11.   Subordination Agreement. The Company shall cause each Subsidiary (other than the Subsidiary Guarantors) of the Company, if any, which (i) is owed Debt by the Company, a Subsidiary Guarantor or a Restricted Subsidiary and (ii) has entered into a subordination agreement relating to the Bank Facility, the Existing Notes or the Additional Notes, to enter into a Subordination Agreement pursuant to which such Subsidiary which is owed Debt will subordinate its right to receive payments of Debt, interest accrued thereon and premium, if any, and all other sums which may from time to time be due and owing to it from the Company, the Subsidiary Guarantors or any other Restricted Subsidiary of the Company to the prior payment in full in cash of the Notes, all upon the terms and conditions set forth in the Subordination Agreements.

Although it will not be a Default or an Event of Default if the Company fails to comply with any provision of **Section 9** on or after the date of this Agreement and prior to the Closing, if such a failure occurs, then you and any of the Other Purchasers may elect not to purchase the Notes on the date of Closing that is specified in **Section 3**.

SECTION 10.   FINANCIAL AND NEGATIVE COVENANTS.

From the date of this Agreement until the Closing and thereafter, so long as any of the Notes are outstanding, the Company covenants that:

Section 10.1.   Interest Coverage Ratio. The Company will at all times keep and maintain the ratio of (a) Consolidated EBITDA for the four immediately preceding fiscal quarters to (b) Consolidated Interest Expense for such four fiscal quarter period at not less than 4.0 to 1.0.

Section 10.2.   Maximum Debt to Consolidated Present Value of Total Proved Reserves. The Company will not, as at the end of each fiscal year, permit Consolidated Debt to exceed 60% of the Present Value of Consolidated Total Proved Reserves, determined and calculated not later than the last day of the first fiscal quarter of the next succeeding fiscal year of the Company.

Section 10.3.   Limitation on Debt. (a) The Company will not at any time permit the ratio of (i) Consolidated Debt to (ii) Consolidated EBITDA for each period of four consecutive fiscal quarters to exceed 3.0 to 1.0; *provided* that notwithstanding the foregoing such ratio may exceed 3.0 to 1.0, but in no event exceed 3.5 to 1.0, for a maximum period of six calendar months from the calendar month on which such ratio so exceeds 3.0 to 1.0.

(b)   The Company will not, and will not permit any Restricted Subsidiary to, create, issue, assume, guarantee or otherwise incur or in any manner become liable in respect of any Priority Debt, unless at the time of the creation, issuance, assumption, guaranty or incurrence thereof and giving effect thereto and to the application of the proceeds thereof, the aggregate amount of all Consolidated Priority Debt (including the Priority Debt then to be created, issued, assumed, guaranteed or otherwise incurred) shall not exceed 20% of Consolidated Net Worth.

Section 10.4.   Limitation on Liens. The Company will not, and will not permit any Restricted Subsidiary to, create or incur, or suffer to be incurred or to exist, any Lien on its or their property or assets, whether now owned or hereafter acquired, or upon any income or profits therefrom, or transfer any property for the purpose of subjecting the same to the payment of obligations in priority to the payment of its or their general creditors, or acquire or agree to acquire, or permit any Restricted Subsidiary to acquire, any property or assets upon conditional sales agreements or other title retention devices, except:

(a)   Liens for taxes, assessments or governmental charges which are not due or delinquent, or the validity of which the Company or any Restricted Subsidiary shall be contesting in good faith, *provided* that any such contest will involve no risk of loss of any Material part of the property of the Company and the Restricted Subsidiaries taken as a whole;

(b)   Liens of any judgments rendered, or claim filed, against the Company or any Restricted Subsidiary which the Company or any such Restricted Subsidiaries shall be contesting in good faith, *provided* that any such contest will involve no risk of loss of any Material part of the property of the Company and the Restricted Subsidiaries taken as a whole;

(c)   Liens imposed or permitted by law, such as carriers' liens, builders' liens, materialmen's liens and other liens, privileges or other charges of a similar nature incurred in the ordinary course of business of the Company or any Restricted Subsidiary which relate to obligations not due or delinquent or, if due or delinquent, which Lien the Company and/or such Restricted Subsidiary shall be contesting in good faith, *provided* that any such contest will involve no risk of loss of any Material part of the property of the Company and the Restricted Subsidiaries taken as a whole;

(d)   undetermined or inchoate Liens arising in the ordinary course of and incidental to construction or current operations and in accordance with sound oil and gas industry practice in the jurisdiction in which the business is being conducted and not in connection with the borrowing of money and which, in any event, have not been filed pursuant to law against the Company or any Restricted Subsidiary or any of their respective properties or in respect of which no steps or proceedings to enforce such Liens have been initiated or which relate to obligations which are not due or delinquent or, if due or delinquent, are being contested in good faith by the Company or such Restricted Subsidiary; *provided* that any such contest will involve no risk of loss of any Material part of the property of the Company and the Restricted Subsidiaries taken as a whole;

(e)   Liens incurred or created in the ordinary course of business and in accordance with sound oil and gas industry practice in the jurisdiction in which the business is being conducted in respect of the joint operation of oil and gas properties or related production or processing facilities as security in favor of any other Person conducting the development or operation of the property to which such Liens relate, for the Company's or any Restricted Subsidiary's portion of the costs and expenses of such development or operation but not, in any event, in connection with the borrowing of money; *provided* that such costs or expenses are not in any event due or delinquent or, if due or delinquent, are being contested in good faith by the Company or such Restricted Subsidiary or such contest will involve no risk of loss of any Material part of the property of the Company and the Restricted Subsidiaries taken as a whole;

(f)   overriding royalty interests, net profit interests, reversionary interests and carried interests or other similar burdens on petroleum substance production in respect of the Company's or any Restricted Subsidiary's oil and gas properties that are entered into with or granted on an arm's length basis to third parties in the ordinary course of business and for the purpose of carrying on the same and in accordance with sound oil and gas industry practice in the jurisdiction in which the business is being conducted, but not, in any event, in connection with the borrowing of money;

(g)   Liens for penalties arising under ordinary course non-participation provisions of operating agreements in respect of the Company's or any Restricted Subsidiary's oil and gas properties, which either alone or in the aggregate do not materially detract from the value of any Material part of the property of the Company and the Restricted Subsidiaries taken as a whole;

(h)   easements, rights-of-way, servitudes, zoning or other similar rights or restrictions in respect of land held by the Company or any of the Restricted Subsidiaries (including, without limitation, rights-of-way and servitudes for railways, sewers, drains, pipe lines, gas and water mains, electric light and power and telephone or telegraph or cable television conduits, poles, wires and cables) which, either alone or in the aggregate, do not Materially detract from the value of such land or impair in a Material way its use in the operation of the business of the Company and the Restricted Subsidiaries taken as a whole;

(i)   Liens arising in connection with workers' compensation, unemployment insurance, pension and employment laws or regulations and not in connection with the borrowing of money; *provided* that (i) the obligations secured are not due or delinquent or, if due or delinquent, are being contested in good faith and (ii) any such contest will involve no risk of loss of any Material part of the property of the Company and the Restricted Subsidiaries taken as a whole;

(j)   Liens in favor of a public utility or any municipality or governmental or other public authority when required by such public utility or municipality or other governmental authority in the ordinary course of the business operations of the Company and the Restricted Subsidiaries; *provided* that any such Lien does not, either alone or in the aggregate, impair in a Material way the use of any property subject to such security interest in the conduct of the business of the Company and the Restricted Subsidiaries taken as a whole;

(k)   the right reserved to or vested in any governmental body by the terms of any lease, license, grant or permit or by any statutory or regulatory provision to terminate any such lease, license, grant or permit or to require annual or other periodic payments as a condition of the continuance thereof;

(l)   all reservations in the original grant from the Crown of any lands and premises or any interests therein and all statutory exceptions, qualifications and reservations in respect of title;

(m)   Liens securing Debt of a Restricted Subsidiary to the Company or to another Wholly-owned Restricted Subsidiary;

(n)   Liens existing as of the Execution Date and described on **Schedule 5.15**;

(o)   Liens created or incurred after the Execution Date given to secure the payment of the purchase price incurred in connection with the acquisition or purchase or the cost of construction of property or of assets useful and intended to be used in carrying on the business of the Company or a Restricted Subsidiary, including Liens existing on such property or assets at the time of acquisition thereof or at the time of completion of construction, as the case may be, whether or not such existing Liens were given to secure the payment of the acquisition or purchase price or cost of construction, as the case may be, of the property or assets to which they attach; *provided* that (i) the Lien shall attach solely to the property or assets acquired, purchased or constructed, (ii) such Lien shall have been created or incurred within 180 days of the date of acquisition or purchase or completion of construction, as the case may be, (iii) at the time of acquisition or purchase or of completion of construction of such property or assets, the aggregate amount remaining unpaid on all Debt secured by Liens on such property or assets, whether or not assumed by the Company or a Restricted Subsidiary, shall not exceed an amount equal to 100% of the lesser of the total purchase price or fair market value at the time of acquisition or purchase (as determined in good faith by the Board of Directors of the Company) or the cost of construction on the date of completion thereof, and (iv) at the time of creation, issuance, assumption, guarantee or incurrence of the Debt secured by such Lien and after giving effect thereto and to the application of the proceeds thereof, no Default or Event of Default would exist;

(p)   any Lien existing on property or assets of a Person at the time such Person is consolidated, merged or amalgamated with or into the Company or a Restricted Subsidiary or its becoming a Restricted Subsidiary, or any Lien existing on any property or assets acquired by the Company or any Restricted Subsidiary at the time such property or assets are so acquired (whether or not the Debt secured thereby shall have been assumed), *provided* that (i) each such Lien shall extend solely to the property or assets so acquired, (ii) any such Lien shall not have been created or assumed in contemplation of such consolidation, amalgamation, merger or acquisition, and (iii) at the time of creation, issuance, assumption, guarantee or incurrence of the Debt secured by such Lien and after giving effect thereto and to the application of the proceeds thereof, no Default or Event of Default would exist;

(q)   Liens created or incurred after the Execution Date given to secure Debt of the Company or any Restricted Subsidiary in addition to the Liens permitted by the preceding clauses (a) through (p) of this **Section 10.4**; *provided* that (i) all Debt secured by such Liens shall have been incurred within the limitations provided in **Section 10.3(b)** and (ii) at the time of creation, issuance, assumption, guarantee or incurrence of the Debt secured by such Lien and after giving effect thereto and to the application of the proceeds thereof, no Default or Event of Default would exist; *provided* that, notwithstanding the foregoing, in the event that at any time the Company or any Restricted Subsidiary provides a Lien to or for the benefit of the lenders under the Bank Facility, or the administrative agent on their behalf, or any holders of Existing Notes or Additional Notes, then the Company will (if it has provided such Lien), and will cause each of the Restricted Subsidiaries (other than the Company) that has provided such Lien to concurrently grant to or for the benefit of the holders of Notes a similar first priority Lien (subject only to Liens permitted by the Bank Facility and this **Section 10.4**, and ranking *pari passu* with the Liens provided to or for the benefit of the lenders under such Bank Facility or holders of Existing Notes or Additional Notes), over the same assets, property and undertaking of the Company and each such Restricted Subsidiary as those encumbered in respect of the Bank Facility, Existing Notes or Additional Notes, in form and substance satisfactory to the Required Holders, acting reasonably, with such security to be the subject of an intercreditor agreement among the lenders under the Bank Facility or the administrative agent on their behalf, the holders of Notes and the holders of the Existing Notes and any Additional Notes issued prior to or following the date hereof by the Company, which shall be satisfactory in form and substance to the Required Holders, acting reasonably; and

(r)   any extension, renewal or refunding of any Lien permitted by the preceding clauses (n), (o) or (p) of this **Section 10.4** in respect of the same property theretofore subject to such Lien in connection with the extension, renewal or refunding of the Debt secured thereby; *provided* that (i) such extension, renewal or refunding of Debt shall be without increase in the principal amount remaining unpaid as of the date of such extension, renewal or refunding, (ii) such Lien shall attach solely to the same such property, (iii) the maturity date of the Debt to be so extended, renewed or refunded shall not be reduced or shortened, and (iv) at the time of such extension, renewal or refunding and after giving effect thereto, no Default or Event of Default would exist.

Section 10.5.   *Restricted Payments*. Neither the Company nor any Restricted Subsidiary will make any Restricted Payment if at the time of the making thereof, a Default or Event of Default exists or if after giving effect to the proposed Restricted Payment a Default or Event of Default would exist.

Section 10.6.   *Mergers, Consolidations and Sales of Assets*. The Company will not, and will not permit any Restricted Subsidiary to, consolidate or amalgamate with or be a party to a merger with or wind-up into any other Person, or sell, lease or otherwise dispose of all or substantially all of its assets; *provided* that:

(a)   any Restricted Subsidiary may amalgamate, merge or consolidate with or into, or wind-up into, the Company or any Wholly-owned Subsidiary so long as in (i) any amalgamation, merger, consolidation or wind-up involving the Company, the Company shall be the surviving or continuing corporation and (ii) in any merger, amalgamation, wind-up, consolidation or wind-up involving a Wholly-owned Restricted Subsidiary (and not the Company), the Wholly-owned Restricted Subsidiary shall be the surviving or continuing Person, unless and to the extent any such merger or consolidation involving a Wholly-owned Restricted Subsidiary is consummated within the limitations of **Section 10.7**;

(b)   the Company may consolidate, merge, amalgamate or wind-up with or into any other legal entity if (i) the legal entity which results from such consolidation or merger (the *"surviving Person"*) is organized under the laws of Canada or any province thereof or any state of the United States or the District of Columbia, (ii) if the Company is not the surviving Person, the due and punctual payment of the principal of and premium, if any, and interest on all of the Notes, according to their tenor, and the due and punctual performance and observation of all of the covenants in the Notes and this Agreement to be performed or observed by the Company are expressly assumed in writing by the surviving Person and the surviving Person shall furnish to the holders of the Notes an opinion of counsel satisfactory to such holders to the effect that the instrument of assumption has been duly authorized, executed and delivered and constitutes the legal, valid and binding contract and agreement of the surviving Person enforceable in accordance with its terms, except as enforcement of such terms may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws affecting the enforcement of creditors' rights generally and by general equitable principles, (iii) each Subsidiary Guarantor shall have affirmed in writing its respective obligations under this Agreement, the Subsidiary Guaranty and each Subordination Agreement, as applicable, and (iv) at the time of such consolidation or merger and immediately after giving effect thereto, no Default or Event of Default would exist; and

(c)   the Company may sell or otherwise dispose of all or substantially all of the assets of the Company and the Restricted Subsidiaries (including as provided in **Section 10.7**) to any Person for consideration which represents the fair market value of such assets (as determined in good faith by the Board of Directors of the Company) at the time of such sale or other disposition if (i) the acquiring Person is a legal entity organized under the laws of Canada or any province thereof or any state of the United States or the District of Columbia, (ii) the due and punctual payment of the principal of and premium, if any, and interest on all the Notes, according to their tenor, and the due and punctual performance and observance of all of the covenants in the Notes and in this Agreement to be performed or observed by the Company are expressly assumed in writing by the acquiring Person and the acquiring Person shall furnish to the holders of the Notes an opinion of counsel satisfactory to such holders to the effect that the instrument of assumption has been duly authorized, executed and delivered and constitutes the legal, valid and binding contract and agreement of such acquiring Person enforceable in accordance with its terms, except as enforcement of such terms may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws affecting the enforcement of creditors' rights generally and by general equitable principles, (iii) each Subsidiary Guarantor shall have affirmed in writing its respective obligations under this Agreement, the Subsidiary Guaranty and each Subordination Agreement, as applicable, and (iv) at the time of such sale or disposition and immediately after giving effect thereto, no Default or Event of Default would exist.

Section 10.7.   Sale of Assets. The Company will not, and will not permit any Restricted Subsidiary to, sell, lease, transfer, abandon or otherwise dispose of assets, if after giving effect thereto and to the applications of the proceeds thereof, a Default or Event of Default would exist.

Section 10.8.   Designation of Restricted Subsidiaries. The Company may designate or redesignate any Unrestricted Subsidiary as a Restricted Subsidiary and may designate or redesignate any Restricted Subsidiary as an Unrestricted Subsidiary; *provided* that: (a) the Company shall have given (i) not less than 30 days' prior written notice to the holders of the Notes that a Senior Financial Officer will make such designation or re-designation of an existing Subsidiary and (ii) not more than 10 days following, written notice to the holders of the Notes of a designation of a newly acquired Subsidiary as Restricted Subsidiary, (b) at the time of such designation or redesignation and immediately after giving effect thereto, no Default or Event of Default would exist, (c) in the case of the designation of a Restricted Subsidiary as an Unrestricted Subsidiary and after giving effect thereto, such Unrestricted Subsidiary so designated shall not, directly or indirectly, own any Debt or capital stock of the Company or any Restricted Subsidiary, and (d) in the case of the designation of an Unrestricted Subsidiary as a Restricted Subsidiary and after giving effect thereto, all existing Priority Debt of such Restricted Subsidiary so designated shall be deemed to be incurred under **Section 10.3(b)** at the time of such designation and all existing Liens of such Restricted Subsidiary so designated shall be deemed to be incurred under **Section 10.4** at the time of such designation, notwithstanding that any such Priority Debt or Lien existed as of the Execution Date.

Section 10.9.   Transactions with Affiliates. The Company will not, and will not permit any Restricted Subsidiary to, enter into, directly or indirectly, any Material transaction or Material group of related transactions (including, without limitation, the purchase, lease, sale or exchange of properties of any kind or the rendering of any service) with any Affiliate (other than the Company or another Wholly-owned Subsidiary), except in the ordinary course and pursuant to the reasonable requirements of the Company's or such Restricted Subsidiary's business and upon fair and reasonable terms no less favorable to the Company or such Restricted Subsidiary than would be obtainable in a comparable arm's-length transaction with a Person not an Affiliate.

Section 10.10.   [Reserved].

Section 10.11.   Repayment of Bank Facility. The Company will not permit a Designated Event to occur.

Section 10.12.   Covenant Regarding Restricted Group. The Company shall ensure that the Consolidated Tangible Assets of the Restricted Group shall not, at the end of any fiscal quarter, be less than 85% of the Consolidated Tangible Assets of the Company.

Section 10.13.   Economic Sanctions, Etc. The Company will not and will not permit any Controlled Entity to (a) become (including by virtue of being owned or controlled by a Blocked Person or a Canadian Sanctions Designated Person), own or control a Blocked Person or a Canadian Sanctions Designated Person or (b) directly or indirectly have any investment in or engage in any dealing or transaction (including any investment, dealing or transaction involving the proceeds of the Notes) with any Person if such investment, dealing or transaction would be in violation of, or could result in the imposition of sanctions under, any U.S. Economic Sanctions Laws applicable to the Company or such Controlled Entity, except, in the case of this clause (b), to the extent that such violation or sanctions, if imposed, could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Although it will not be a Default or an Event of Default if the Company fails to comply with any provision of **Section 10** before or after giving effect to the issuance of the Notes on a *pro forma* basis, if such a failure occurs, then you and any of the Other Purchasers may elect not to purchase the Notes on the date of Closing that is specified in **Section 3**.

SECTION 11.   EVENTS OF DEFAULT.

An *"Event of Default"* shall exist if any of the following conditions or events shall occur and be continuing:

> (a)   the Company defaults in the payment of any principal or Make-Whole Amount, if any, on any Note when the same becomes due and payable, whether at maturity or at a date fixed for prepayment or by declaration or otherwise; or

(b)   the Company defaults in the payment of any interest on any Note or any amount payable pursuant to **Section 13** for more than five Business Days after the same becomes due and payable; or

(c)   the Company defaults in the performance of or compliance with any term contained in **Sections 10.1** through **10.10**; or

(d)   the Company defaults in the performance of or compliance with any term contained in **Section 10.11**, and such default is not remedied by the Company making an offer to prepay the Notes pursuant to **Section 8.3(a)** within 30 days of the occurrence of such default; or

(e)   the Company, or any Subsidiary Guarantor defaults in the performance of or compliance with any term contained herein (other than those referred to in paragraphs (a), (b), (c) or (d) of this **Section 11**) or in the Subsidiary Guaranty or any Subordination Agreement, as the case may be, and such default is not remedied within 30 days after the earlier of (i) a Responsible Officer obtaining actual knowledge of such default and (ii) the Company receiving written notice of such default from any holder of a Note (any such written notice to be identified as a "notice of default" and to refer specifically to this paragraph (e) of **Section 11**); or

(f)   any representation or warranty made in writing by or on behalf of the Company or any Subsidiary Guarantor or by any officer of the Company or any Subsidiary Guarantor in this Agreement, the Subsidiary Guaranty or any Subordination Agreement or in any writing furnished in connection with the transactions contemplated hereby or thereby proves to have been false or incorrect in any material respect on the date as of which made; or

(g)   (i) the Company or any Restricted Subsidiary is in default (as principal or as guarantor or other surety) in the payment of any principal of or premium or make-whole amount or interest on any Material Debt that is outstanding beyond any period of grace provided with respect thereto, or (ii) the Company or any Restricted Subsidiary is in default in the performance of or compliance with any term of any evidence of any Material Debt or of any mortgage, indenture or other agreement relating thereto or any other condition exists, and as a consequence of any such default or condition such Debt has become, or has been declared (or one or more Persons are entitled to declare such Debt to be), due and payable before its stated maturity or before its regularly scheduled dates of payment, or (iii) as a consequence of the occurrence or continuation of any event or condition (other than the passage of time or the right of the holder of Debt to convert such Debt into equity interests), (x), the Company or any Restricted Subsidiary has become obligated to purchase or repay Material Debt before its regular maturity or before its regularly scheduled dates of payment, or (y) one or more Persons have the right to require the Company or any Restricted Subsidiary to purchase or repay such Material Debt; or

(h)   the Subsidiary Guaranty or any Subordination Agreement shall cease to be in full force and effect for any reason whatsoever, including, without limitation, a determination by any Governmental Authority that the Subsidiary Guaranty or any Subordination Agreement is invalid, void or unenforceable or any party to any such agreement shall contest or deny in writing the validity or enforceability of any of its obligations thereunder, but excluding any Subsidiary Guaranty or any Subordination Agreement to the extent such guaranty or agreement ceases to be in full force and effect in accordance with and by reason of the express provisions of **Section 2.4**; or

(i)   the Company or any Restricted Subsidiary (i) is generally not paying, or admits in writing its inability to pay, its debts as they become due, (ii) files, or consents by answer or otherwise to the filing against it of, a petition for relief or reorganization or arrangement or any other petition in bankruptcy, for liquidation or to take advantage of any bankruptcy, insolvency, reorganization, moratorium or other similar law of any jurisdiction, (iii) makes an assignment for the benefit of its creditors, (iv) consents to the appointment of a custodian, receiver, trustee, liquidator, sequestrator or other officer with similar powers with respect to it or with respect to any substantial part of its property, (v) is adjudicated as insolvent or to be liquidated, or (vi) takes corporate or legally equivalent action for the purpose of any of the foregoing; or

(j)   a court or governmental authority of competent jurisdiction enters an order appointing, without consent by the Company or any of the Restricted Subsidiaries, a custodian, receiver, trustee, liquidator, sequestrator or other officer with similar powers with respect to it or with respect to any substantial part of its property, or constituting an order for relief or approving a petition for relief or reorganization or any other petition in bankruptcy or for liquidation or to take advantage of any bankruptcy or insolvency law of any jurisdiction, or ordering the dissolution, winding-up or liquidation of the Company or any of the Restricted Subsidiaries, or any such petition shall be filed against the Company or any of the Restricted Subsidiaries and such petition shall not be dismissed within 60 days; or

(k)   any event occurs with respect to the Company or any Restricted Subsidiary which under the laws of any jurisdiction is analogous to any of the events described in **Section 11(i)** or **(j)**, *provided* that the applicable grace period, if any, which shall apply shall be the one applicable to the relevant proceeding which most closely corresponds to the proceeding described in **Section 11(i)** or **(j)**; or

(l)   a final judgment or judgments for the payment of money aggregating in excess of the Minimum Threshold Amount are rendered against one or more of the Company and the Restricted Subsidiaries and which judgments are not, within 60 days after entry thereof, bonded, discharged or stayed pending appeal, or are not discharged within 60 days after the expiration of such stay; or

(m)   if (i) any Plan shall fail to satisfy the minimum funding standards of ERISA or the Code for any plan year or part thereof or a waiver of such standards or extension of any amortization period is sought or granted under section 412 of the Code,

(ii) a notice of intent to terminate any Plan shall have been or is reasonably expected to be filed with the PBGC or the PBGC shall have instituted proceedings under ERISA section 4042 to terminate or appoint a trustee to administer any Plan or the PBGC shall have notified the Company or any ERISA Affiliate that a Plan may become a subject of any such proceedings, (iii) the aggregate "amount of unfunded benefit liabilities" (within the meaning of section 4001(a)(18) of ERISA) under all Plans, determined in accordance with Title IV of ERISA, shall exceed the Minimum Threshold Amount, (iv) the Company or any ERISA Affiliate shall have incurred or is reasonably expected to incur any liability pursuant to Title I or IV of ERISA (other than for premiums payable to the PBGC in the ordinary course) or the penalty or excise tax provisions of the Code relating to employee benefit plans, (v) the Company or any ERISA Affiliate withdraws from any Multiemployer Plan, (vi) the Company or any Restricted Subsidiary terminates or winds up any Non-U.S. Pension Plan in a manner which could result in the imposition of a Lien on any property of the Company or any Restricted Subsidiary pursuant to any law, or (vii) the Company or any Restricted Subsidiary establishes or amends any employee welfare benefit plan (as defined in section 3 of ERISA) that provides post-employment welfare benefits in a manner that would increase the liability of the Company or any Restricted Subsidiary thereunder; (viii) the Company or any Restricted Subsidiary fails to administer or maintain a Non-U.S. Pension Plan in compliance with the requirements of any and all applicable laws, statutes, rules, regulations or court orders or any Non-U.S. Pension Plan is involuntarily terminated or wound up or (ix) the Company or any Restricted Subsidiary becomes subject to the imposition of a financial penalty (which for this purpose shall mean any tax, penalty or other liability, whether by way of indemnity or otherwise) with respect to one or more Non-U.S. Pension Plans; and any such event or events described in clauses (i) through (ix) of this **Section 11(m)**, either individually or together with any other such event or events, could reasonably be expected to have a Material Adverse Effect.

As used in **Section 11(m)**, the terms "employee benefit plan" and "employee welfare benefit plan" shall have the respective meanings assigned to such terms in section 3 of ERISA.

SECTION 12.   REMEDIES ON DEFAULT, ETC.

Section 12.1.   Acceleration.   (a) If an Event of Default with respect to the Company described in paragraph (i) or (j) or (k) of **Section 11** (other than an Event of Default described in clause (i) of paragraph (i) or described in clause (vi) of paragraph (i) by virtue of the fact that such clause encompasses clause (i) of paragraph (i)) has occurred, all the Notes then outstanding shall automatically become immediately due and payable.

(b)   If any other Event of Default has occurred and is continuing, any holder or holders of 51% or more in principal amount of the Notes at the time outstanding may at any time at its or their option, by notice or notices to the Company, declare all the Notes then outstanding to be immediately due and payable.

(c)   If any Event of Default described in paragraph (a) or (b) of **Section 11** has occurred and is continuing, any holder or holders of Notes at the time outstanding affected by such Event of Default may at any time, at its or their option, by notice or notices to the Company, declare all the Notes held by it or them to be immediately due and payable.

Upon any Note's becoming due and payable under this **Section 12.1**, whether automatically or by declaration, such Note will forthwith mature and the entire unpaid principal amount of such Note, plus (i) all accrued and unpaid interest thereon (including, without limitation, interest accrued thereon at the Default Rate) and (ii) the Make-Whole Amount determined in respect of such principal amount (to the full extent permitted by applicable law), shall all be immediately due and payable, in each and every case without presentment, demand, protest or further notice, all of which are hereby waived. The Company acknowledges, and the parties hereto agree, that each holder of a Note has the right to maintain its investment in the Notes free from repayment by the Company (except as herein specifically provided for), and that the provision for payment of a Make-Whole Amount by the Company in the event that the Notes are prepaid or are accelerated as a result of an Event of Default, is intended to provide compensation for the deprivation of such right under such circumstances.

Section 12.2. *Other Remedies*. If any Default or Event of Default has occurred and is continuing, and irrespective of whether any Notes have become or have been declared immediately due and payable under **Section 12.1**, the holder of any Note at the time outstanding may proceed to protect and enforce the rights of such holder by an action at law, suit in equity or other appropriate proceeding, whether for the specific performance of any agreement contained herein or in any Note, or for an injunction against a violation of any of the terms hereof or thereof, or in aid of the exercise of any power granted hereby or thereby or by law or otherwise.

Section 12.3. *Rescission*. At any time after any Notes have been declared due and payable pursuant to clause (b) or (c) of **Section 12.1**, the holders of not less than 51% in principal amount of the Notes then outstanding, by written notice to the Company, may rescind and annul any such declaration and its consequences if (a) the Company has paid all overdue interest on the Notes, all principal of and Make-Whole Amount, if any, on any Notes that are due and payable and are unpaid other than by reason of such declaration, and all interest on such overdue principal and Make-Whole Amount, if any, and (to the extent permitted by applicable law) any overdue interest in respect of the Notes, at the Default Rate, (b) all Events of Default and Defaults, other than non-payment of amounts that have become due solely by reason of such declaration, have been cured or have been waived pursuant to **Section 18**, and (c) no judgment or decree has been entered for the payment of any monies due pursuant hereto or to the Notes. No rescission and annulment under this **Section 12.3** will extend to or affect any subsequent Event of Default or Default or impair any right consequent thereon.

Section 12.4. *No Waivers or Election of Remedies, Expenses, Etc*. No course of dealing and no delay on the part of any holder of any Note in exercising any right, power or remedy shall operate as a waiver thereof or otherwise prejudice such holder's rights, powers or remedies. No right, power or remedy conferred by this Agreement or by any Note upon any holder thereof shall be exclusive of any other right, power or remedy referred to herein or therein or now or hereafter available at law, in equity, by statute or otherwise. Without limiting the obligations of the Company under **Section 16**, the Company will pay to the holder of each Note on demand such further amount as shall be sufficient to cover all costs and expenses of such holder incurred in any enforcement or collection under this **Section 12**, including, without limitation, reasonable attorneys' fees, expenses and disbursements.

SECTION 13.   TAX INDEMNIFICATION.

All payments whatsoever under this Agreement and the Notes will be made by the Company in lawful currency of the United States of America, free and clear of, and without liability for withholding or deduction for or on account of, any present or future Taxes of whatever nature imposed or levied by or on behalf of any jurisdiction, unless the withholding or deduction of such Tax is compelled by law.

If any deduction or withholding for any Tax shall at any time be required in respect of any amounts to be paid by the Company under this Agreement or the Notes, the Company will pay to the relevant jurisdiction the full amount required to be withheld, deducted or otherwise paid before penalties attach thereto or interest accrues thereon and pay with respect to any deduction or withholding for any Tax of any jurisdiction other than the United States (or any political subdivision or taxing authority of or in such jurisdiction) (hereinafter a *"Taxing Jurisdiction"*) to each holder of a Note such additional amounts as may be necessary in order that the net amounts paid to such holder pursuant to the terms of this Agreement or the Notes after such deduction, withholding or payment (including, without limitation, any required deduction or withholding of Tax on or with respect to such additional amount), shall be not less than the amounts then due and payable to such holder under the terms of this Agreement or the Notes before the assessment of such Tax, *provided* that no payment of any additional amounts hereunder shall be required to be made for or on account of:

(a)   any Tax that would not have been imposed but for the existence of any present or former connection between such holder (or a fiduciary, settlor, beneficiary, member of, shareholder of, or possessor of a power over, such holder, if such holder is an estate, trust, partnership or corporation or any Person other than the holder to whom the Notes or any amount payable thereon is attributable for the purposes of such Tax) and the Taxing Jurisdiction, other than the mere holding of the relevant Note or the receipt of payments thereunder or in respect thereof, including, without limitation, such holder (or such other Person described in the above parenthetical) being or having been a citizen or resident thereof, or being or having been present or engaged in trade or business therein or having or having had an establishment, office, fixed base or branch therein, *provided* that this exclusion shall not apply with respect to a Tax that would not have been imposed but for the Company, after the Execution Date, opening an office in, moving an office to, reincorporating in, or changing the Taxing Jurisdiction from or through which payments on account of this Agreement or the Notes are made to, the Taxing Jurisdiction imposing the relevant Tax;

(b)   any Tax that would not have been imposed but for the delay or failure by such holder (following a written request by the Company) in the filing with the relevant Taxing Jurisdiction or providing to the Company Forms (as defined below) that are required to be filed or provided by such holder to avoid or reduce such Taxes (including for such purpose any refilings or renewals that may from time to time be required by the relevant Taxing Jurisdiction), *provided* that the filing or provision of such Forms would not (in such holder's reasonable judgment) impose any unreasonable burden (in time, resources or otherwise) on such holder or result in any confidential or proprietary income tax return information being revealed, either directly or indirectly, to any Person and such delay or failure could have been lawfully avoided by such holder, and *provided further* that such holder shall be deemed to have satisfied the requirements of this clause (b) upon the good faith completion and submission of such Forms (including refilings or renewals) as may be specified in a written request of the Company no later than 60 days after receipt by such holder of such written request (accompanied by copies of such Forms and related instructions, if any, all in the English language or with an English translation thereof);

(c)   to a holder of a Note (or a third party on behalf of a holder) in circumstances where the holder or beneficial owner (if other than the holder) is not a resident of Canada for purposes of the Income Tax Act (Canada) and is not acting at arm's length (as defined in the Income Tax Act (Canada)) with the Company or is a "specified non-resident shareholder" or a non-resident person not dealing at arm's length with a "specified shareholder" of the Company for purposes of subsection 18(5) of the Income Tax Act (Canada); or

(d)   any combination of clauses (a), (b) and (c) above;

and, *provided, further* that in no event shall the Company be obligated to pay such additional amounts to any holder of a Note (i) not resident in the United States of America or any other jurisdiction in which you (being, for greater certainty, the purchaser of the Notes under this Agreement and not any substituted Purchaser pursuant to **Section 22** or successor or assign (including, without limitation, any subsequent holder of a Note) pursuant to **Section 23.3**) are resident for tax purposes on the Execution Date in excess of the amounts that the Company would be obligated to pay if such holder had been a resident of the United States of America or such other jurisdiction, as applicable, for purposes of, and eligible for the benefits of, any double taxation treaty from time to time in effect between the United States of America or such other jurisdiction and the relevant Taxing Jurisdiction or (ii) registered in the name of a nominee if under the law of the relevant Taxing Jurisdiction (or the current regulatory interpretation of such law) securities held in the name of a nominee do not qualify for an exemption from the relevant Tax and the Company shall have given timely notice of such law or interpretation to such holder.

Each holder shall, upon the occurrence of any event giving rise to the operation of this **Section 13** with respect to such holder, if requested by the Company, use reasonable efforts (subject to overall policy considerations of such holder) to designate another lending office for any Note affected by such event with the object of avoiding the consequences of such event; *provided,* that such designation is made on terms that, in the sole judgment of such holder, cause such holder and its lending office(s) to suffer no economic, legal or regulatory disadvantage, and *provided, further,* that nothing in this paragraph shall affect or postpone any of the obligations of the Company or the rights of any holder pursuant to this **Section 13**.

By acceptance of any Note, the holder of such Note agrees, subject to the limitations of clause (b) above, that it will from time to time with reasonable promptness (x) duly complete and deliver to or as reasonably directed by the Company all such forms, certificates, documents and returns provided to such holder by the Company (collectively, together with instructions for completing the same, *"Forms"*) required to be provided or filed by or on behalf of such holder in order to avoid or reduce any such Tax pursuant to the provisions of an applicable statute, regulation or administrative practice of the relevant Taxing Jurisdiction or of a tax treaty entered into by such Taxing Jurisdiction and (y) provide the Company with such information with respect to such holder as the Company may reasonably request in order to complete any such Forms, *provided* that nothing in this **Section 13** shall require any holder to provide information with respect to any such Form or otherwise if in the opinion of such holder such Form or disclosure of information would involve the disclosure of tax return or other information that is confidential or proprietary to such holder, and *provided further* that each such holder shall be deemed to have complied with its obligation under this paragraph with respect to any Form if such Form shall have been duly completed and delivered by such holder to the Company or mailed to the appropriate taxing authority, whichever is applicable, within 60 days following a written request of the Company (which request shall be accompanied by copies of such Form and English translations of any such Form not in the English language) and, in the case of a transfer of any Note, at least 90 days prior to the relevant interest payment date.

On or before the date of the Closing the Company will furnish you with copies of the appropriate Form (and English translation if required as aforesaid) currently required to be filed in Canada pursuant to clause (b) of the first paragraph of this **Section 13**, if any, and in connection with the transfer of any Note the Company will furnish the transferee of such Note with copies of any Form and English translation then required.

If any payment is made by the Company to or for the account of the holder of any Note after deduction for or on account of any Taxes, and increased payments are made by the Company pursuant to this **Section 13**, then, if such holder at its sole discretion determines that it has received or been granted a refund of such Taxes, such holder shall, to the extent that it can do so without prejudice to the retention of the amount of such refund, reimburse to the Company such amount as such holder shall, in its sole discretion, determine to be attributable to the relevant Taxes or deduction or withholding. Nothing herein contained shall interfere with the right of the holder of any Note to arrange its tax affairs in whatever manner it thinks fit and, in particular, no holder of any Note shall be under any obligation to claim relief from its corporate profits or similar tax liability in respect of such Tax in priority to any other claims, reliefs, credits or deductions available to it or (other than as set forth in clause (b) above) oblige any holder of any Note to disclose any information relating to its tax affairs or any computations in respect thereof.

The Company will furnish the holders of Notes, promptly and in any event within 60 days after the date of any payment by the Company of any Tax in respect of any amounts paid under this Agreement or the Notes, the original tax receipt issued by the relevant taxation or other authorities involved for all amounts paid as aforesaid (or if such original tax receipt is not available or must legally be kept in the possession of the Company, a duly certified copy of the original tax receipt or any other reasonably satisfactory evidence of payment), together with such other documentary evidence with respect to such payments as may be reasonably requested from time to time by any holder of a Note.

If the Company is required by any applicable law, as modified by the practice of the taxation or other authority of any relevant Taxing Jurisdiction, to make any deduction or withholding of any Tax in respect of which the Company would be required to pay any additional amount under this **Section 13**, but for any reason does not make such deduction or withholding with the result that a liability in respect of such Tax is assessed directly against the holder of any Note, and such holder pays such liability, then the Company will promptly reimburse such holder for such payment (including any related interest or penalties to the extent such interest or penalties arise by virtue of a default or delay by the Company) upon demand by such holder accompanied by an official receipt (or a duly certified copy thereof) issued by the taxation or other authority of the relevant Taxing Jurisdiction.

If the Company makes payment to or for the account of any holder of a Note and such holder is entitled to a refund of the Tax to which such payment is attributable upon the making of a filing (other than a Form described above), then such holder shall, as soon as practicable after receiving written request from the Company (which shall specify in reasonable detail and supply the refund forms to be filed), use reasonable efforts to complete and deliver such refund forms to or as directed by the Company, subject, however, to the same limitations with respect to Forms as are set forth above.

The obligations of the Company under this **Section 13** shall survive the payment or transfer of any Note and the provisions of this **Section 13** shall also apply to successive transferees of the Notes.

SECTION 14.   REGISTRATION; EXCHANGE; SUBSTITUTION OF NOTES.

Section 14.1.   Registration of Notes. The Company shall keep at its principal executive office a register for the registration and registration of transfers of Notes. The name and address of each holder of one or more Notes, each transfer thereof and the name and address of each transferee of one or more Notes shall be registered in such register. If any holder of one or more Notes is a nominee, then (a) the name and address of the beneficial owner of such Note or Notes shall also be registered in such register as an owner and holder thereof and (b) either such beneficial owner or at such beneficial owner's direction, its nominee, may execute any amendment, waiver or consent pursuant to this Agreement. Prior to due presentment for registration of transfer, the Person in whose name any Note shall be registered shall be deemed and treated as the owner and holder thereof for all purposes hereof, and the Company shall not be affected by any notice or knowledge to the contrary. The Company shall give to any holder of a Note that is an Institutional Investor promptly upon request therefor, a complete and correct copy of the names and addresses of all registered holders of Notes.

Section 14.2.   Transfer and Exchange of Notes. Upon surrender of any Note to the Company at the address and to the attention of the designated officer (all as specified in **Section 19**) for registration of transfer or exchange (and in the case of a surrender for registration of transfer, duly endorsed or accompanied by a written instrument of transfer duly executed by the registered holder of such Note or its attorney duly authorized in writing and accompanied by the address for notices of each transferee of such Note or part thereof) within ten Business Days thereafter, the Company shall execute and deliver, at the Company's expense (except as provided below), one or more new Notes (as requested by the holder thereof) in exchange therefor, in an aggregate principal amount equal to the unpaid principal amount of the surrendered Note. Each such new Note shall be payable to such Person as such holder may request and shall be substantially in the form of **Exhibit 1**. Each such new Note shall be dated and bear interest from the date to which interest shall have been paid on the surrendered Note or dated the date of the surrendered Note if no interest shall have been paid thereon. The Company may require payment of a sum sufficient to cover any stamp tax or governmental charge imposed in respect of any such transfer of Notes. Notes shall not be transferred in denominations of less than U.S. $500,000; *provided* that if necessary to enable the registration of transfer by a holder of its entire holding of Notes, one Note may be in a denomination of less than U.S. $500,000. Any transferee, by its acceptance of a Note registered in its name (or the name of its nominee), shall be deemed to have made the representation set forth in **Section 6.2**.

Section 14.3. *Replacement of Notes*. Upon receipt by the Company at the address and to the attention of the designated officer (all as specified in **Section 19(iii)**) of evidence reasonably satisfactory to it of the ownership of and the loss, theft, destruction or mutilation of any Note (which evidence shall be, in the case of an Institutional Investor, notice from such Institutional Investor of such ownership and such loss, theft, destruction or mutilation), and

(a) in the case of loss, theft or destruction, of indemnity reasonably satisfactory to it (*provided* that if the holder of such Note is, or is a nominee for, an original Purchaser or another holder of a Note with a minimum net worth of at least U.S.$25,000,000 or a Qualified Institutional Buyer, such Person's own unsecured agreement of indemnity shall be deemed to be satisfactory), or

(b) in the case of mutilation, upon surrender and cancellation thereof,

within ten Business Days thereafter the Company at its own expense shall execute and deliver, in lieu thereof, a new Note, dated and bearing interest from the date to which interest shall have been paid on such lost, stolen, destroyed or mutilated Note or dated the date of such lost, stolen, destroyed or mutilated Note if no interest shall have been paid thereon.

SECTION 15.   PAYMENTS ON NOTES.

Section 15.1. *Place of Payment*. Subject to **Section 15.2**, payments of principal, Make-Whole Amount, if any, and interest becoming due and payable on the Notes shall be made in Calgary, Canada at the principal office of the Company in such jurisdiction. The Company may at any time, by notice to each holder of a Note, change the place of payment of the Notes so long as such place of payment shall be either the principal office of the Company in such jurisdiction or the principal office of a bank or trust company in such jurisdiction.

Section 15.2. *Home Office Payment*. So long as you or your nominee shall be the holder of any Note, and notwithstanding anything contained in **Section 15.1** or in such Note to the contrary, the Company will pay all sums becoming due on such Note for principal, Make-Whole Amount, if any, and interest by the method and at the address specified for such purpose below your name in **Schedule A**, or by such other method or at such other address as you shall have from time to time specified to the Company in writing for such purpose, without the presentation or surrender of such Note or the making of any notation thereon, except that upon written request of the Company made concurrently with or reasonably promptly after payment or prepayment in full of any Note, you shall surrender such Note for cancellation, reasonably promptly after any such request, to the Company at its principal executive office or at the place of payment most recently designated by the Company pursuant to **Section 15.1**. The Company will make such payments in immediately available funds, no later than 11:00 a.m. New York, New York time on the date due. If for any reason whatsoever the Company does not make any such payment by such 11:00 a.m. transmittal time, such payment shall be deemed to have been made on the next following Business Day and such payment shall bear interest at the Default Rate set forth in the Note. Prior to any sale or other disposition of any Note held by you or your nominee you will, at your election, either endorse thereon the amount of principal paid thereon and the last date to which interest has been paid thereon or surrender such Note to the Company in exchange for a new Note or Notes pursuant to **Section 14.2**. The Company will afford the benefits of this **Section 15.2** to any Institutional Investor that is the direct or indirect transferee of any Note purchased by you under this Agreement and that has made the same agreement relating to such Note as you have made in this **Section 15.2**.

SECTION 16.   EXPENSES, ETC.

Section 16.1.   Transaction Expenses.   Whether or not the transactions contemplated hereby are consummated, the Company will pay all costs and expenses (including reasonable attorneys' fees of a special counsel and, if reasonably required by the Required Holders, local or other counsel) incurred by you or any of the Other Purchasers, or holder of a Note in connection with such transactions and in connection with any amendments, waivers or consents under or in respect of this Agreement, the Notes, the Subsidiary Guaranty or any Subordination Agreement (whether or not such amendment, waiver or consent becomes effective), including, without limitation: (a) the costs and expenses incurred in enforcing or defending (or determining whether or how to enforce or defend) any rights under this Agreement, the Notes, the Subsidiary Guaranty or any Subordination Agreement, or in responding to any subpoena or other legal process or informal investigative demand issued in connection with this Agreement, the Notes, the Subsidiary Guaranty or any Subordination Agreement, or by reason of being a holder of any Note, (b) the costs and expenses, including financial advisors' fees, incurred in connection with the insolvency or bankruptcy of the Company or any Restricted Subsidiary or in connection with any work-out or restructuring of the transactions contemplated hereby, by the Notes, by the Subsidiary Guaranty or by any Subordination Agreement and (c) the fees and costs incurred in connection with the initial filing of this Agreement and all related documents and financial information and all subsequent annual and interim filings of documents and financial information related to this Agreement, with the SVO, *provided* that such costs and expenses under this clause (c) shall not exceed U.S. $3,000. The Company will pay, and will save you and each other holder of a Note harmless from, all claims in respect of any fees, costs or expenses, if any, of brokers and finders (other than those retained by you).

Section 16.2.   Certain Taxes. The Company agrees to pay all stamp, documentary or similar taxes or fees which may be payable in respect of the execution and delivery or the enforcement of this Agreement or the execution and delivery (but not the transfer) or the enforcement of any of the Notes in the United States or Canada or of any amendment of, or waiver or consent under or with respect to, this Agreement, any of the Notes, the Subsidiary Guaranty or any of the Subordination Agreements and to pay any value added tax due and payable in respect of reimbursement of costs and expenses by the Company, any Subsidiary Guarantor or any other party to any of the Subordination Agreements pursuant to this **Section 16**, and will save each holder of a Note to the extent permitted by applicable law harmless against any loss or liability resulting from nonpayment or delay in payment of any such tax or fee required to be paid by the Company hereunder.

Section 16.3.   Survival. The obligations of the Company under this **Section 16** will survive the payment or transfer of any Note, the enforcement, amendment or waiver of any provision of this Agreement, the Notes, the Subsidiary Guaranty or any Subordination Agreement, and the termination of this Agreement.

SECTION 17.   SURVIVAL OF REPRESENTATIONS AND WARRANTIES; ENTIRE AGREEMENT.

All representations and warranties contained herein shall survive the execution and delivery of this Agreement, the Notes, the Subsidiary Guaranty and the Subordination Agreements, the purchase or transfer by you of any Note or portion thereof or interest therein and the payment of any Note, and may be relied upon by any subsequent holder of a Note, regardless of any investigation made at any time by or on behalf of you or any other holder of a Note. All statements contained in any certificate or other instrument delivered by or on behalf of the Company pursuant to this Agreement shall be deemed representations and warranties of the Company, or any Subsidiary Guarantor, as the case may be, pursuant to this Agreement, the Subsidiary Guaranty or the Subordination Agreement to which it is a party. Subject to the preceding sentence, this Agreement, the Notes, the Subsidiary Guaranty and the Subordination Agreement embody the entire agreement and understanding between you and the Company and supersede all prior agreements and understandings relating to the subject matter hereof.

SECTION 18.   AMENDMENT AND WAIVER.

Section 18.1.   Requirements. This Agreement, the Notes, the Subsidiary Guaranty and each Subordination Agreement may be amended, and the observance of any term hereof or of the Notes may be waived (either retroactively or prospectively), with (and only with) the written consent of the Company and the Required Holders, except that (a) no amendment or waiver of any of the provisions of **Section 1**, **2.1**, **3**, **4**, **5**, **6** or **22** hereof, or any defined term (as it is used therein), will be effective as to you unless consented to by you in writing, and (b) no such amendment or waiver may, without the written consent of you and the holder of each Note at the time outstanding affected thereby, (i) subject to the provisions of **Section 12** relating to acceleration or rescission, change the amount or time of any prepayment or payment of principal of, or reduce the rate or change the time of payment or method of computation of interest or of the Make-Whole Amount on, the Notes, (ii) change the percentage of the principal amount of the Notes the holders of which are required to consent to any such amendment or waiver or the principal amount of the Notes that you or the Other Purchasers are to purchase pursuant to **Section 2** upon the satisfaction of the conditions to Closing that appear in **Section 4**, or (iii) amend any of **Section 8, 11(a), 11(b), 12, 13, 14.3, 18** or **21** or **23.9**.

Section 18.2. *Solicitation of Holders of Notes*.

(a) *Solicitation*. The Company will provide you, each Other Purchaser and each holder of the Notes (irrespective of the amount of Notes then owned by it) with sufficient information, sufficiently far in advance of the date a decision is required, to enable you, each Other Purchaser and such holder to make an informed and considered decision with respect to any proposed amendment, waiver or consent in respect of any of the provisions hereof or of the Notes, the Subsidiary Guaranty or any Subordination Agreement. The Company will deliver executed or true and correct copies of each amendment, waiver or consent effected pursuant to the provisions of this **Section 18** to you, each Other Purchaser and each holder of outstanding Notes promptly following the date on which it is executed and delivered by, or receives the consent or approval of, the requisite purchasers or holders of Notes.

(b) *Payment*. The Company will not directly or indirectly pay or cause to be paid any remuneration, whether by way of supplemental or additional interest, fee or otherwise, or grant any security or provide other credit support, to you, each Other Purchaser or any holder of Notes as consideration for or as an inducement to the entering into by you, each Other Purchaser or any holder of Notes of any waiver or amendment of any of the terms and provisions hereof or of the Subsidiary Guaranty or any Subordination Agreement unless such remuneration is concurrently paid, or security is concurrently granted or other credit support concurrently provided, on the same terms, ratably to you, each Other Purchaser and each holder of Notes then outstanding even if you, each Other Purchaser or such holder did not consent to such waiver or amendment.

(c) *Consent in Contemplation of Transfer.* Any consent given pursuant to this **Section 18** or any Subsidiary Guaranty by a holder of a Note that has transferred or has agreed to transfer its Note to the Company, any Subsidiary or any Affiliate or to any other Person in connection with, or in anticipation of, an acquisition of, tender offer for or merger with the Company in connection with such consent shall be void and of no force or effect except solely as to such holder, and any amendments effected or waivers granted or to be effected or granted that would not have been or would not be so effected or granted but for such consent (and the consents of all other holders of Notes that were acquired under the same or similar conditions) shall be void and of no force or effect except solely as to such holder.

Section 18.3. *Binding Effect, Etc*. Any amendment or waiver consented to as provided in this **Section 18** applies equally to you, the Other Purchasers and all holders of Notes and is binding upon them and upon each future holder of any Note and upon the Company without regard to whether such Note has been marked to indicate such amendment or waiver. No such amendment or waiver will extend to or affect any obligation, covenant, agreement, Default or Event of Default not expressly amended or waived or impair any right consequent thereon. No course of dealing between the Company and the holder of any Note nor any delay in exercising any rights hereunder or under any Note, the Subsidiary Guaranty or any Subordination Agreement shall operate as a waiver of any rights of you, each Other Purchaser or any holder of such Note. As used herein, the term "this Agreement" and references thereto shall mean this Agreement as it may from time to time be amended or supplemented.

Section 18.4.   Notes Held by Company, Etc.   Solely for the purpose of determining whether the holders of the requisite percentage of the aggregate principal amount of Notes then outstanding approved or consented to any amendment, waiver or consent to be given under this Agreement, the Notes, the Subsidiary Guaranty or any Subordination Agreement or have directed the taking of any action provided herein or in the Notes to be taken upon the direction of the holders of a specified percentage of the aggregate principal amount of Notes then outstanding, Notes directly or indirectly owned by the Company or any of its Affiliates shall be deemed not to be outstanding.

SECTION 19.   NOTICES.

All notices and communications provided for hereunder shall be in writing and sent (a) by telefacsimile if the sender on the same day sends a confirming copy of such notice by a recognized overnight delivery service (charges prepaid), or (b) by registered or certified mail with return receipt requested (postage prepaid), or (c) by a recognized overnight delivery service (with charges prepaid). Any such notice must be sent:

(i)   if to you or your nominee, to you or it at the address specified for such communications in **Schedule A**, or at such other address as you or it shall have specified to the Company in writing,

(ii)   if to any other holder of any Note, to such holder at such address as such other holder shall have specified to the Company in writing, or

(iii)   if to the Company, to the Company at its address set forth at the beginning hereof to the attention of Chief Financial Officer, or at such other address as the Company shall have specified to the holder of each Note in writing.

Notices under this **Section 19** will be deemed given only when actually received.

Each document, instrument, financial statement, report, notice or other communication delivered in connection with this Agreement shall be in English or accompanied by an English translation thereof.

This Agreement and the Notes have been prepared and signed in English and the parties hereto agree that the English version hereof and thereof (to the maximum extent permitted by applicable law) shall be the only version valid for the purpose of the interpretation and construction hereof and thereof notwithstanding the preparation of any translation into another language hereof or thereof, whether official or otherwise or whether prepared in relation to any proceedings which may be brought in Canada or any other jurisdiction in respect hereof or thereof.

SECTION 20.   REPRODUCTION OF DOCUMENTS.

This Agreement, the Subsidiary Guaranty and the Subordination Agreements and all documents relating thereto, including, without limitation, (a) consents, waivers and modifications that may hereafter be executed, (b) documents received by you at the Closing (except the Notes themselves), and (c) financial statements, certificates and other information previously or hereafter furnished to you, may be reproduced by you by any photographic, photostatic, electronic, digital, microfilm, microcard, miniature photographic or other similar process and you may destroy any original document so reproduced. The Company agrees and stipulates that, to the extent permitted by applicable law, any such reproduction shall be admissible in evidence as the original itself in any judicial or administrative proceeding (whether or not the original is in existence and whether or not such reproduction was made by you in the regular course of business) and any enlargement, facsimile or further reproduction of such reproduction shall likewise be admissible in evidence. This **Section 20** shall not prohibit the Company or any other holder of Notes from contesting any such reproduction to the same extent that it could contest the original, or from introducing evidence to demonstrate the inaccuracy of any such reproduction.

SECTION 21.   CONFIDENTIAL INFORMATION.

For the purposes of this **Section 21**, *"Confidential Information"* means information delivered to you by or on behalf of the Company or any Restricted Subsidiary in connection with the transactions contemplated by or otherwise pursuant to this Agreement, the Subsidiary Guaranty or any Subordination Agreement that is proprietary in nature and that was clearly marked or labeled or otherwise adequately identified when received by you as being confidential information of the Company or such Restricted Subsidiary; *provided* that such term does not include information that (a) was publicly known or otherwise known to you prior to the time of such disclosure, (b) subsequently becomes publicly known through no act or omission by you or any Person acting on your behalf, (c) otherwise becomes known to you other than through disclosure by the Company or any Restricted Subsidiary or (d) constitutes financial statements delivered to you under **Section 7.1** that are otherwise publicly available. You will maintain the confidentiality of such Confidential Information in accordance with procedures adopted by you in good faith to protect confidential information of third parties delivered to you; *provided* that you may deliver or disclose Confidential Information to (i) your directors, trustees, officers, employees, agents, attorneys and affiliates (to the extent such disclosure reasonably relates to the administration of the investment represented by your Notes), (ii) your financial advisors and other professional advisors who agree to hold confidential the Confidential Information substantially in accordance with the terms of this **Section 21**, (iii) any other holder of any Note, (iv) any Institutional Investor to which you sell or offer to sell such Note or any part thereof or any participation therein (if such Person has agreed in writing prior to its receipt of such Confidential Information to be bound by the provisions of this **Section 21**), (v) any Person from which you offer to purchase any security of the Company (if such Person has agreed in writing prior to its receipt of such Confidential Information to be bound by the provisions of this **Section 21**), (vi) any Canadian or United States Federal, Provincial or State regulatory authority having jurisdiction over you, (vii) the U.S. NAIC or the SVO, or, in each case, any similar organization, or any nationally recognized rating agency that requires access to information about your investment portfolio, or (viii) any other Person to which such delivery or disclosure may be necessary or appropriate (w) to effect compliance with any law, rule, regulation or order applicable to you, (x) in response to any subpoena or other legal process, (y) in connection with any litigation to which you are a party or (z) if an Event of Default has occurred and is continuing, to the extent you may reasonably determine such delivery and disclosure to be necessary or appropriate in the enforcement or for the protection of the rights and remedies under your Notes and this Agreement. Each holder of a Note, by its acceptance of a Note, will be deemed to have agreed to be bound by and to be entitled to the benefits of this **Section 21** as though it were a party to this Agreement. On reasonable request by the Company in connection with the delivery to any holder of a Note of information required to be delivered to such holder under this Agreement or requested by such holder (other than a holder that is a party to this Agreement or its nominee), such holder will enter into an agreement with the Company embodying the provisions of this **Section 21**.

In the event that as a condition to receiving access to information relating to the Company or its Subsidiaries in connection with the transactions contemplated by or otherwise pursuant to this Agreement, any Purchaser or holder of a Note is required to agree to a confidentiality undertaking (whether through IntraLinks, another secure website, a secure virtual workspace or otherwise) which is different from this **Section 21**, this **Section 21** shall not be amended thereby and, as between such Purchaser or such holder and the Company, this **Section 21** shall supersede any such other confidentiality undertaking.

SECTION 22.   SUBSTITUTION OF PURCHASER.

Subject to compliance with applicable laws, you shall have the right to substitute any one of your affiliates as the purchaser of the Notes that you have agreed to purchase hereunder, by written notice to the Company, which notice shall be signed by both you and such affiliate, shall contain such affiliate's agreement to be bound by this Agreement and shall contain a confirmation by such affiliate of the accuracy with respect to it of the representations set forth in **Section 6**; *provided* that no such affiliate shall be entitled to receive any greater amount pursuant to **Section 13** than that to which you would have been entitled to receive had no such substitution occurred. Upon receipt of such notice, wherever the word "you" is used in this Agreement (other than in this **Section 22**), such word shall be deemed to refer to such affiliate in lieu of you. In the event that such affiliate is so substituted as a purchaser hereunder and such affiliate thereafter transfers to you all of the Notes then held by such affiliate, upon receipt by the Company of notice of such transfer, wherever the word "you" is used in this Agreement (other than in this **Section 22**), such word shall no longer be deemed to refer to such affiliate, but shall refer to you, and you shall have all the rights of an original holder of the Notes under this Agreement.

SECTION 23.   MISCELLANEOUS.

Section 23.1.   Interest Act of Canada. For the purposes of the *Interest Act* (Canada) and disclosure thereunder, whenever interest to be paid hereunder or in connection herewith is to be calculated on the basis of a year of 360 days consisting of twelve 30-day months, the yearly rate of interest to which the rate used in such calculation is equivalent during any particular period is the rate so used multiplied by a fraction of which:

      (a)   the numerator is the product of:

           (i)   the actual number of days in the calendar year in which such period ends; and

           (ii)   the sum of (A) the product of 30 and the number of complete months elapsed in the relevant period, and (B) the number of days elapsed in any incomplete month in the relevant period; and

      (b)   the denominator is the product of 360 and the actual number of days in the relevant period.

Section 23.2. Time. Time shall be of the essence of this Agreement. The mere lapse of the time provided for the Company to perform its obligations or the arrival of the term shall automatically create a default, without any notice being required.

Section 23.3. Successors and Assigns. All covenants and other agreements contained in this Agreement by or on behalf of any of the parties hereto bind and inure to the benefit of their respective successors and assigns (including, without limitation, any subsequent holder of a Note) whether so expressed or not; *provided* that no successor or assignee shall be entitled to receive any greater amount pursuant to **Section 13** than that to which the assignor would have been entitled to receive had no such assignment occurred.

Section 23.4. Payments Due on Non-Business Days. Anything in this Agreement or the Notes to the contrary notwithstanding (but without limiting the requirement in **Section 8.6** that notice of any optional prepayment specify a Business Day as the date fixed for such prepayment), any payment of principal of or Make-Whole Amount or interest on any Note that is due on a date other than a Business Day shall be made on the next succeeding Business Day without including the additional days elapsed in the computation of the interest payable on such next succeeding Business Day; *provided* that if the maturity date of any Note is a date other than a Business Day, the payment otherwise due on such maturity date shall be made on the next succeeding Business Day and shall include the additional days elapsed in the computation of interest payable on such next succeeding Business Day.

Section 23.5. Accounting Terms. (a) All accounting terms used herein which are not expressly defined in this Agreement have the meanings respectively given to them in accordance with GAAP. Except as otherwise specifically provided herein, all computations made pursuant to this Agreement shall be made in accordance with GAAP, and all financial statements shall be prepared in accordance with GAAP. For purposes of determining compliance with this Agreement (including **Section 9**, **Section 10** and the definition of "Debt"), any election by the Company to measure any item of Debt using fair value (as permitted by Financial Accounting Standards Board Accounting Standards Codification Topic No. 825-10-25 – *Fair Value Option,* International Accounting Standard 39 – *Financial Instruments: Recognition and Measurement* or any similar accounting standard) shall be disregarded and such determination shall be made as if such election had not been made.

(b)   If:

(i)   there occurs a material change in GAAP;

(ii)   the Company, or any of the Restricted Subsidiaries adopts a material change in an accounting policy in order to more appropriately present events or transactions in its financial statements; or

(iii)   the conversion by the Company from Canadian generally accepted accounting principles to U.S. generally accepted accounting principles or the conversion by the Company from U.S. generally accepted accounting principles to Canadian generally accepted accounting principles;

and in either case the above change would require disclosure under GAAP in the consolidated financial statements of the Company and would cause an amount required to be determined for the purposes of a financial covenant under **Section 10.1, 10.2** or **10.3** or otherwise (a *"Financial Covenant"*) to be materially different than the amount that would be determined without giving effect to such change, the Company shall notify each holder of such change (an *"Accounting Change"*).   Such notice (an *"Accounting Change Notice"*) shall describe the nature of the Accounting Change, its effect or anticipated effect on the current and immediately prior year's financial statements in accordance with GAAP and state whether the Company desires to revise the method of calculating one or more of the Financial Covenants (including the revision of any of the defined terms used in the determination of such Financial Covenant) in order that amounts determined after giving effect to such Accounting Change and the revised method of calculating such Financial Covenant will approximate the amount that would be determined without giving effect to such Accounting Change and without giving effect to the revised method of calculating such Financial Covenant.   The Accounting Change Notice shall be delivered to the holders within 60 days of the end of the fiscal quarter in which the Accounting Change is implemented or, if such Accounting Change is implemented in the fourth fiscal quarter or in respect of an entire fiscal year, within 120 days of the end of such period.

If, pursuant to the Accounting Change Notice, the Company does not indicate that it desires to revise the method of calculating one or more of the Financial Covenants, the Required Holders may, within 30 days of receipt of the date of the Accounting Change Notice, notify the Company that they wish to revise the method of calculating one or more of the Financial Covenants in the manner described above.

If either the Company or the Required Holders so indicate that they wish to revise the method of calculating one or more of the Financial Covenants, the Company and the Required Holders shall in good faith attempt to agree on a revised method of calculating the Financial Covenants.   If, however, within 120 days of the foregoing notice by the Company or the Required Holders of their desire to revise the method of calculating one or more of the Financial Covenants, the Company and the Required Holders have not reached agreement in writing on such revised method of calculation, such method of calculation shall not be revised and all amounts to be determined thereunder shall be determined without giving effect to the Accounting Change.   For greater certainty, if no notice of a desire to revise the method of calculating the Financial Covenants in respect of an Accounting Change is given by either the Company or the Required Holders within the applicable time period described above, the method of calculating the Financial Covenants shall not be revised in response to such Accounting Change and all amounts to be determined pursuant to the Financial Covenants shall be determined after giving effect to such Accounting Change.

If a certificate is delivered pursuant to **Section 7.2** in respect of a fiscal quarter or fiscal year in which an Accounting Change is implemented without giving effect to any revised method of calculating any of the Financial Covenants, and subsequently, as provided above, the method of calculating one or more of the Financial Covenants is revised in response to such Accounting Change, or the amounts to be determined pursuant to any of the Financial Covenants are to be determined without giving effect to such Accounting Change, the Company shall deliver within 30 days of such revision a revised certificate in accordance with **Section 7.2**. Any Default or Event of Default arising as a result of the Accounting Change and which is cured by this **Section 23.5** shall be deemed to be of no effect *ab initio.*

Section 23.6.   Severability.   Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall (to the full extent permitted by law) not invalidate or render unenforceable such provision in any other jurisdiction.

Section 23.7.   Construction, Etc.   Each covenant contained herein shall be construed (absent express provision to the contrary) as being independent of each other covenant contained herein, so that compliance with any one covenant shall not (absent such an express contrary provision) be deemed to excuse compliance with any other covenant. Where any provision herein refers to action to be taken by any Person, or which such Person is prohibited from taking, such provision shall be applicable whether such action is taken directly or indirectly by such Person.

For the avoidance of doubt, all **Schedules** and **Exhibits** attached to this Agreement shall be deemed to be a part hereof.

Section 23.8.   Counterparts.   This Agreement may be executed in any number of counterparts, each of which shall be an original but all of which together shall constitute one instrument. Each counterpart may consist of a number of copies hereof, each signed by less than all, but together signed by all, of the parties hereto.

Section 23.9.   Governing Law. **This Agreement shall be construed and enforced in accordance with, and the rights of the parties shall be governed by, the law of the Province of Alberta and the laws of Canada applicable therein, excluding choice-of-law principles of the law of such Province that would require the application of the laws of a jurisdiction other than such Province.**

Section 23.10.   Jurisdiction and Process; Waiver of Jury Trial. (a) The Company hereby irrevocably submits and consents to the jurisdiction of the Court of Queen's Bench of Alberta, and irrevocably agrees that all actions or proceedings relating to this Agreement and the Notes may be litigated in such court, and the Company waives any objection which it may have based on improper venue or *forum non conveniens* to the conduct of any proceeding in any such court and waives personal service of any and all process upon it, and consents that all such service of process be made by delivery to it at the address of the Company set forth in **Section 19** above or to its agent referred to below at such agent's address set forth below (with a courtesy copy to the Company at the address set forth in **Section 19**) and that service so made shall be deemed to be completed upon actual receipt.

(b)   The Company consents to process being served by or on behalf of any holder of a Note in any suit, action or proceeding of the nature referred to in **Section 23.10(a)** by mailing a copy thereof by registered or certified or priority mail, postage prepaid, return receipt requested, or delivering a copy thereof in the manner for delivery of notices specified in **Section 19**. The Company agrees that such service upon receipt (i) shall be deemed in every respect effective service of process upon it in any such suit, action or proceeding and (ii) shall, to the fullest extent permitted by applicable law, be taken and held to be valid personal service upon and personal delivery to it. Notices hereunder shall be conclusively presumed received as evidenced by a delivery receipt furnished by the United States Postal Service or any reputable commercial delivery service.

(c)   Nothing in this **Section 23.10** shall affect the right of any holder of a Note to serve process in any manner permitted by law, or limit any right that the holders of any of the Notes may have to bring proceedings against the Company in the courts of any appropriate jurisdiction or to enforce in any lawful manner a judgment obtained in one jurisdiction in any other jurisdiction.

(d)   The Company hereby irrevocably appoints any Partner of the law firm of Blake, Cassels & Graydon LLP who is a member of the Law Society of Alberta, with an office on the date hereof at Suite 3500, East Tower Bankers Hall, 855 2nd Street S.W., Calgary, Alberta, Canada 2TP 4J8, Attn: Chad Schneider, as its agent for the purpose of accepting service of process within the Province of Alberta.

(e)   THE PARTIES HERETO HEREBY WAIVE TRIAL BY JURY IN ANY ACTION BROUGHT ON OR WITH RESPECT TO THIS AGREEMENT, THE NOTES OR ANY OTHER DOCUMENT EXECUTED IN CONNECTION HEREWITH OR THEREWITH.

Section 23.11.   Obligation to Make Payment in Dollars. Any payment on account of an amount that is payable hereunder or under the Notes in U.S. Dollars which is made to or for the account of any holder of Notes in any other currency, whether as a result of any judgment or order or the enforcement thereof or the realization of any security or the liquidation of the Company, shall constitute a discharge of the obligation of the Company under this Agreement or the Notes only to the extent of the amount of U.S. Dollars which such holder could purchase in the foreign exchange markets in New York, New York, with the amount of such other currency in accordance with normal banking procedures at the rate of exchange prevailing on the New York Banking Day following receipt of the payment first referred to above. If the amount of U.S. Dollars that could be so purchased is less than the amount of U.S. Dollars originally due to such holder, the Company agrees to the fullest extent permitted by law, to indemnify and save harmless such holder from and against all loss or damage arising out of or as a result of such deficiency. This indemnity shall, to the fullest extent permitted by law, constitute an obligation separate and independent from the other obligations contained in this Agreement and the Notes, shall give rise to a separate and independent cause of action, shall apply irrespective of any indulgence granted by such holder from time to time and shall continue in full force and effect notwithstanding any judgment or order for a liquidated sum in respect of an amount due hereunder or under the Notes or under any judgment or order. As used herein the term "New York Banking Day" shall mean any day other than Saturday or Sunday or a day on which commercial banks are required or authorized by law to be closed in New York, New York.

<p style="text-align:center">*　*　*　*　*</p>

If you are in agreement with the foregoing, please sign the form of agreement on the accompanying counterpart of this Agreement and return it to the Company, whereupon the foregoing shall become a binding agreement between you and the Company.

Very truly yours,

ENERPLUS CORPORATION

By_____
    Name: Robert J. Waters
    Title: Senior Vice President & Chief
          Financial Officer

By_____
    Name: Michael R. Politeski
    Title: Treasurer & Corporate Controller

Accepted as of _____.

[VARIATION]

By _____
  Its

[Purchaser Information Redacted]

DEFINED TERMS

As used herein, the following terms have the respective meanings set forth below or set forth in the Section hereof following such term:

"Accounting Change" is defined in **Section 23.5.**

"Accounting Change Notice" is defined in **Section 23.5.**

"Additional Notes" means senior notes of the Company ranking *pari passu* with the Notes issued to Institutional Investors pursuant to a note purchase agreement substantially similar to this Agreement.

"Additional Payments" is defined in **Section 8.4.**

"Affected Noteholder" is defined within the definition of "Noteholder Sanctions Event."

"Affected Notes" is defined in **Section 8.10(a)**.

"Affiliate" means, at any time, and with respect to any Person, (a) any other Person that at such time directly or indirectly through one or more intermediaries Controls, or is Controlled by, or is under common Control with, such first Person, and (b) any Person beneficially owning or holding, directly or indirectly, 10% or more of any class of voting or equity interests of the Company or any Restricted Subsidiary or any corporation of which the Company and the Restricted Subsidiaries beneficially own or hold, in the aggregate, directly or indirectly, 10% or more of any class of voting or equity interests. Unless the context otherwise clearly requires, any reference to an *"Affiliate"* is a reference to an Affiliate of the Company.

"Agreement" means this Note Purchase Agreement, including all Schedules attached to this Agreement.

"Anti-Corruption Laws" means any law or regulation in a U.S. or any non-U.S. jurisdiction regarding bribery or any other corrupt activity, including the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act 2010.

"Anti-Money Laundering Laws" means any law or regulation in a U.S. or any non-U.S. jurisdiction regarding money laundering, drug trafficking, terrorist-related activities or other money laundering predicate crimes, including the Currency and Foreign Transactions Reporting Act of 1970 (otherwise known as the Bank Secrecy Act) and the USA Patriot Act.

"Bank Facility" means that certain Credit Agreement dated as of October 31, 2012 among the Company, Canadian Imperial Bank of Commerce, as administrative agent, and the Lenders which are parties thereto, as from time to time supplemented, amended, restated, renewed or replaced.

"Blocked Person" means (i) a Person whose name appears on the list of Specially Designated Nationals and Blocked Persons published by OFAC, (ii) a Person, entity, organization, country or regime that is blocked or a target of sanctions that have been imposed under U.S. Economic Sanctions Laws or (iii) a Person that is an agent, department or instrumentality of, or is otherwise beneficially owned by, controlled by or acting on behalf of, directly or indirectly, any Person, entity, organization, country or regime described in clause (i) or (ii).

"Business Day" means (a) for the purposes of **Section 8.8** only, any day other than a Saturday, a Sunday or a day on which commercial banks in New York, New York are required or authorized to be closed, and (b) for the purposes of any other provision of this Agreement, any day other than a Saturday, a Sunday or a day on which commercial banks in Calgary, Alberta, Canada or New York, New York are required or authorized to be closed.

"Cdn. $" or *"Canadian Dollars"* shall mean lawful money of Canada in same day immediately available freely transferable funds, or, if such funds are not available, the form of money of Canadian that is customarily used in the settlement of international banking transactions on the date payment is due hereunder.

"Canadian Sanctions Designated Person" is defined in **Section 5.16(e)(i)**.

"Capital Lease" means, at any time, a lease with respect to which the lessee is required concurrently to recognize the acquisition of an asset and the incurrence of a liability in accordance with GAAP.

"Change in Control" is defined in **Section 8.9**.

"Change in Tax Law" is defined in **Section 8.4.**

"Closing" is defined in **Section 3**.

"Code" means the United States Internal Revenue Code of 1986, as amended from time to time, and the rules and regulations promulgated thereunder from time to time.

"Company" means Enerplus Corporation, a corporation formed under the Laws of the Province of Alberta.

"Confidential Information" is defined in **Section 21**.

"Consolidated Debt" means, without duplication, all Debt of the Company and its consolidated Subsidiaries, determined on a consolidated basis after eliminating inter-company items.

"Consolidated EBITDA" for any period means, without duplication, the sum of (a) Consolidated Net Income during such period *plus* (to the extent deducted in determining Consolidated Net Income), (b) all provisions for federal, provincial or other income and capital

taxes made by the Company and its consolidated Subsidiaries during such period, (c) all provisions for depletion, depreciation, accretion and amortization (made by the Company and its consolidated Subsidiaries during such period, (d) Consolidated Interest Expense during such period, and (e) all other non-cash losses of the Company and its consolidated Subsidiaries during such period, and minus (f) all other non-cash gains of the Company and its consolidated Subsidiaries during such period.

"Consolidated Interest Expense" of the Company and its consolidated Subsidiaries for any period means, without duplication, all interest (including the interest component on Rentals on Capital Leases) and all amortization of debt discount and expense on all Consolidated Debt (including, without limitation, payment-in-kind, zero coupon and other like Securities) but excluding all non-cash charges and items; *provided* that Interest Expense shall be adjusted on a *pro forma* basis to include interest expense (determined in a manner consistent with this definition) which was paid or payable at any time during the period for which the calculation is being made by an entity acquired or to be acquired by the Company and its consolidated Subsidiaries during such period.

"Consolidated Net Income" for any period means, without duplication, Consolidated Net Income (or loss) of the Company and its consolidated Subsidiaries, after excluding extraordinary gains and losses, all determined in accordance with GAAP; *provided* that Consolidated Net Income may be adjusted on a *pro forma* basis to include net income (determined in a manner consistent with this definition) which was earned at any time during the period for which the calculation is being made by an entity acquired or to be acquired by the Company and its consolidated Subsidiaries during such period.

"Consolidated Net Worth" means, without duplication and as of the date of any determination thereof, the sum of shareholders' capital accumulated income and accumulated cash distributions shown on the consolidated balance sheet of the Company, all determined in accordance with GAAP.

"Consolidated Priority Debt" means, without duplication, all Priority Debt of the Company and its consolidated Subsidiaries determined on a consolidated basis after eliminating inter-company items.

"Consolidated Tangible Assets" means the book value of the total assets of a Person, as determined on a consolidated basis in accordance with GAAP, less any value attributed to intangible assets such as, but not limited to, goodwill, patents, trademarks, intellectual property, organization expenses, trade names, deferred costs and deferred charges of such Person.

"Consolidated Total Proved Reserves" means, without duplication, the aggregate of all Proved Reserves of the Company and its consolidated Subsidiaries as contained in the then Current Reserve Report, adjusted to exclude those Proved Reserves that are subject to Liens not permitted by **Section 10.4**.

"Control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting

securities, by contract or otherwise; and the terms *"Controlled"* and *"Controlling"* shall have the meanings correlative to the foregoing.

"Controlled Entity" means any of the Subsidiaries of the Company and any of their or the Company's respective Controlled Affiliates.

"Current Reserve Report" means, collectively, the evaluation reports with respect to the oil, natural gas liquids, natural gas reserves and shale gas (and similar hydrocarbons) of the Company and its consolidated Subsidiaries taken as a whole, of which at least 70% of the PV10 Value of the Proved Reserves plus Probable Reserves, before taxes, have been evaluated by the Independent Engineer(s) using their price forecasts in effect at that time.

"Crown" mean the federal government of Canada and government of any of its provinces and territories.

"Debt" with respect to any Person means, at any time, without duplication,

　　　(a)　its liabilities for borrowed money;

　　　(b)　its liabilities for the deferred purchase price of property acquired by such Person (excluding accounts payable arising in the ordinary course of business but including all liabilities created or arising under any conditional sale or other title retention agreement with respect to any such property);

　　　(c)　all liabilities appearing on its balance sheet in accordance with GAAP in respect of Capital Leases;

　　　(d)　all liabilities for borrowed money secured by any Lien with respect to any property owned by such Person (whether or not it has assumed or otherwise become liable for such liabilities);

　　　(e)　all liabilities in respect of acceptances or letters of credit, other credit enhancement instruments or other instruments serving a similar function issued or created for its account and reimbursement obligations in respect of credit enhancement instruments which are, in substance, financial guarantees (whether or not representing obligations for borrowed money); and

　　　(f)　any Guaranty of such Person with respect to liabilities of a type described in any of clauses (a) through (e) of this definition;

provided that in connection with any calculation of Debt of such Person, there shall be excluded therefrom Subordinated Debt. Debt of any Person shall include all obligations of such Person of the character described in clauses (a) through (f) of this definition to the extent such Person remains legally liable in respect thereof notwithstanding that any such obligation is deemed to be extinguished under GAAP.

"Default" means an event or condition the occurrence or existence of which would, with the lapse of time or the giving of notice or both, become an Event of Default.

"Default Rate" means that rate of interest that is the greater of (a) 2% per annum above the rate of interest stated in clause (a) of the first paragraph of the Notes or (b) 2% over the rate of interest publicly announced by Citibank, N.A. in New York, New York as its "base" or "prime" rate.

"Designated Event" means any event or circumstance which pursuant to the terms of the Bank Facility obligates the Company to prepay all of the Debt outstanding thereunder prior to its stated maturity date, other than by reason of scheduled repayments of the principal amount of such Debt; *provided,* that, for the avoidance of doubt, any event or circumstance which shall arise under the Bank Facility to which **Section 11(g)** applies, shall not constitute a Designated Event and shall be subject to **Section 11(g)**.

"Disclosure Documents" is defined in **Section 5.3**.

"Environmental Laws" means any and all Canadian and United States federal, provincial, state and local laws, regulations, ordinances, rules, judgments, orders, decrees, permits, concessions, grants, franchises, licenses, agreements or governmental restrictions relating to pollution and the protection of human health or the environment or the release of any materials into the environment, including but not limited to those related to hazardous substances or wastes or Hazardous Materials, air emissions and discharges to waste or public systems.

"Equity Interests" means in the case of a corporation, shares of capital stock of any class or series, including warrants, rights, participating interests or options to purchase or otherwise acquire any class or series of capital stock or Securities exchangeable for or convertible into any class or series of capital stock, and in the case of any other Person or entity shall mean any class or series of partnership interests, units, membership interests or like interests constituting equity, and in the case of each of the foregoing, any part or portion thereof or participation in any of the foregoing.

"ERISA" means the Employee Retirement Income Security Act of 1974, as amended from time to time, and the rules and regulations promulgated thereunder from time to time in effect.

"ERISA Affiliate" means any trade or business (whether or not incorporated) that is treated as a single employer together with the Company under Section 414 of the Code.

"Event of Default" is defined in **Section 11**.

"Exchange Act" means the Securities Exchange Act of 1934 (United States), as amended.

"Execution Date" is defined in **Section 3**.

"Existing Notes" means the Company's (a) 6.62% Senior Notes due June 19, 2014, (b) 5.46% Senior Notes due October 1, 2015, (c)(i) 6.82% Senior Notes, Series A, due June 18, 2015, (ii) 6.37% Senior Notes, Series B, due June 18, 2015 and (iii) 7.97% Senior Notes, Series C, due June 18, 2021 and (d)(i) 4.34% Senior Notes, Series A, due May 15, 2019, (ii) 4.40% Senior Notes, Series B, due May 15, 2022 and (iii) 4.40% Senior Notes, Series C, due May 15, 2024.

"Financial Covenant" is defined in **Section 23.5**.

"GAAP" means generally accepted accounting principles in Canada or the United States, as applicable, employed by the Company in its publicly filed financial statements from time to time in accordance with the requirements of applicable securities regulators and which may include, for greater certainty, International Financial Reporting Standards.

"Governmental Authority" means

      (a)   the government of

          (i)   Canada or any provincial or other political subdivision thereof, or

          (ii)   the United States of America or any state or other political subdivision thereof, or

          (iii)   any jurisdiction in which the Company or any Restricted Subsidiary conducts all or any part of its business, or which asserts jurisdiction over any properties of the Company or any Restricted Subsidiary, or

      (b)   any entity exercising executive, legislative, judicial, regulatory or administrative functions of, or pertaining to, any such government.

"Governmental Official" means any governmental official or employee, employee of any government-owned or government-controlled entity, political party, any official of a political party, candidate for political office, official of any public international organization or anyone else acting in an official capacity.

"Guarantor" is defined in **Section 2.4.**

"Guaranty" means, without duplication and with respect to any Person, any obligation (except the endorsement in the ordinary course of business of negotiable instruments for deposit or collection) of such Person guaranteeing or in effect guaranteeing any Debt, dividend or other obligation of any other Person in any manner, whether directly or indirectly, including (without limitation) obligations incurred through an agreement, contingent or otherwise, by such Person:

      (a)   to purchase such Debt or obligation or any property constituting security therefor;

(b)   to advance or supply funds (i) for the purchase or payment of such Debt or obligation, or (ii) to maintain any working capital or other balance sheet condition or any income statement condition of any other Person or otherwise to advance or make available funds for the purchase or payment of such Debt or obligation;

(c)   to lease properties or to purchase properties or services primarily for the purpose of assuring the owner of such Debt or obligation of the ability of any other Person to make payment of the Debt or obligation; or

(d)   otherwise to assure the owner of such Debt or obligation against loss in respect thereof.

In any computation of the Debt or other liabilities of the obligor under any Guaranty, the Debt or other obligations that are the subject of such Guaranty shall be assumed to be direct obligations of such obligor.

"Hazardous Material" means any and all pollutants, toxic or hazardous wastes or any other substances, including all substances listed in or regulated under any Environmental Law, that might pose a hazard to health or safety, the removal of which may be required or the generation, manufacture, refining, production, processing, treatment, storage, handling, transportation, transfer, use, disposal, release, discharge, spillage, seepage, or filtration of which is or shall be restricted, regulated, prohibited or penalized by any applicable law (including, without limitation, asbestos, urea formaldehyde foam insulation and polychlorinated biphenyls).

"holder" means, with respect to any Note, the Person in whose name such Note is registered in the register maintained by the Company pursuant to **Section 14.1**.

"INHAM Exemption" is defined in **Section 6.2**.

"Independent Engineer(s)" means McDaniel & Associates Consultants Limited, Haas Petroleum Engineering Services, Inc. and/or any other firm of independent petroleum engineers of recognized North American standing retained by the Company to evaluate, audit or review its and its Subsidiaries' Proved Reserves and Probable Reserves.

"Institutional Investor" means (a) any original purchaser of a Note, (b) any holder of a Note holding more than 5% of the aggregate principal amount of the Notes then outstanding, (c) any bank, trust company, savings and loan association or other financial institution, any pension plan, any investment company, any insurance company, any broker or dealer, or any other similar financial institution or entity, regardless of legal form, and (d) any Related Fund of any holder of any Note.

"Lien" means, without duplication and with respect to any Person, any mortgage, lien, pledge, charge, security interest or other encumbrance, or any interest or title of any vendor, lessor, lender or other secured party to or of such Person under any conditional sale or other title retention agreement or Capital Lease, upon or with respect to any property or asset of such Person (including in the case of stock, stockholder agreements, voting trust agreements and all similar arrangements).

"Make-Whole Amount" is defined in **Section 8.8**.

"Material" means material in relation to the business, operations, affairs, financial condition, assets or properties of the Company and its consolidated Subsidiaries taken as a whole.

"Material Adverse Effect" means a material adverse effect on (a) the business, operations, affairs, financial condition, assets or properties of the Company and its consolidated Subsidiaries taken as a whole, or (b) subject to **Section 23.3**, the ability of the Company, the Company or any Subsidiary Guarantor to perform their respective obligations under this Agreement, the Notes, the Subsidiary Guaranty or the Subordination Agreements or any successor agreement thereto entered into pursuant to and in accordance with **Section 23.3(b)** and except to the extent the party thereto has ceased to exist pursuant to and in accordance with **Section 23.3(b)**, or (c) (i) the validity or enforceability of this Agreement or the Notes, or (ii) the validity or enforceability of the Subsidiary Guaranty or the Subordination Agreements taken as a whole or any successor agreement thereto entered into pursuant to and in accordance with **Section 23.3(b)** and except to the extent the party thereto has ceased to exist pursuant to and in accordance with **Section 23.3(b)**.

"Material Debt" means Debt of any one or more of the Company and its Restricted Subsidiaries in a principal amount equal to or exceeding Cdn. $75,000,000 (or its equivalent in the relevant currency of payment, the *"Minimum Threshold Amount"*); *provided* that in the event the minimum principal amount of debt for which a default thereunder would trigger a "cross-default" or "cross-acceleration" under the Bank Facility is less than Cdn. $75,000,000, the Minimum Threshold Amount shall be changed to the same amount; *provided further* that in no event shall the Minimum Threshold Amount be an amount more than Cdn. $75,000,000.

"Minimum Threshold Amount" is defined in the definition of "Material Debt."

"Multiemployer Plan" means any Plan that is a "multiemployer plan" (as such term is defined in Section 4001(a)(3) of ERISA).

"NAIC" means the National Association of Insurance Commissioners or any successor thereto.

"New Issuer" is defined in **Section 23.3(b)**.

"Non-U.S. Pension Plan" means any plan, fund, or other similar program established or maintained outside the United States of America by the Company or any of its consolidated Subsidiaries primarily for the benefit of employees of the Company or any of its consolidated Subsidiaries residing outside the United States of America, which plan, fund or other similar program provides for retirement income for such employees or a deferral of income for such employees in contemplation of retirement and is not subject to ERISA or the Code.

"Note Documents" means this Agreement, the Other Agreements, the Notes, the Subsidiary Guaranty and the Subordination Agreements.

"Noteholder Sanctions Event" means, with respect to, prior to the Closing, any purchaser or, thereafter, any holder of a Note (an *"Affected Noteholder"*), such holder or any of its affiliates being in violation of or subject to sanctions (a) under any U.S. Economic Sanctions Laws as a result of the Company or any Controlled Entity becoming a Blocked Person or, directly or indirectly, having any investment in or engaging in any dealing or transaction (including any investment, dealing or transaction involving the proceeds of the Notes) with any Blocked Person or (b) under any similar laws, regulations or orders adopted by any State within the United States as a result of the name of the Company or any Controlled Entity appearing on a State Sanctions List.

"Notes" is defined in **Section 1**.

"OFAC" is defined in **Section 5.16(a)**.

"OFAC Listed Person" is defined in **Section 5.16(a)**.

"OFAC Sanctions Program" means any economic or trade sanction that OFAC is responsible for administering and enforcing. A list of OFAC Sanctions Programs may be found at http://www.ustreas.gov/offices/enforcement/ofac/programs/.

"Officer's Certificate" means a certificate of a Senior Financial Officer or of any other officer of the Company whose responsibilities extend to the subject matter of such certificate.

"Other Agreements" is defined in **Section 2.1**.

"Other Purchasers" is defined in **Section 2.1**.

"PBGC" means the Pension Benefit Guaranty Corporation referred to and defined in ERISA or any successor thereto.

"Person" means an individual, partnership, corporation, limited liability company, association, trust, unincorporated organization, business entity or Governmental Authority.

"Plan" means an "employee benefit plan" (as defined in Section 3(3) of ERISA) that is or, within the preceding five years, has been established or maintained, or to which contributions are or, within the preceding five years, have been made or required to be made, by the Company or any ERISA Affiliate or with respect to which the Company or any ERISA Affiliate may have any liability.

"Present Value of Consolidated Total Proved Reserves" means the present value of estimated future net cash flow, before taxes, discounted at an annual rate of 10%, of the Consolidated Total Proved Reserves as shown in the then Current Reserve Report after subtracting those volumes subject to a Lien not permitted by **Section 10.4** based on the forecast prices and costs used by the Independent Engineer(s) as at the date of the Current Reserve Report in their most recently published price forecasts.

"Priority Debt" means, without duplication, (a) any Debt of Company secured by Liens created or incurred within the limitations of **Section 10.4(q)** and (b) any Debt of any Restricted Subsidiary (but excluding Qualified Subsidiary Debt).

"Probable Reserves" means those quantities of oil, natural gas, shale gas and natural gas liquids and other hydrocarbons which are determined to be "Probable Reserves" by the Independent Engineer(s) in accordance with standard Canadian industry practice.

"property" or *"properties"* means, unless otherwise specifically limited, real or personal property of any kind, tangible or intangible, choate or inchoate.

"Proposed Prepayment Date" is defined in **Section 8.3(c)**.

"Proved Reserves" means those quantities of oil, natural gas, shale gas and natural gas liquids and other hydrocarbons which are determined to be "Proved Reserves" by the Independent Engineer(s) in accordance with standard Canadian industry practice.

"PTE" is defined in **Section 6.2**.

"QPAM Exemption" means Prohibited Transaction Class Exemption 84-14 issued by the United States Department of Labor.

"Qualified Institutional Buyer" means any Person who is a "qualified institutional buyer" within the meaning of such term as set forth in Rule 144A(a)(1) under the Securities Act.

"Qualified Subsidiary Debt" means, without duplication, (a) Debt of any Restricted Subsidiary evidenced by a Guaranty of (i) Debt of the Company owing pursuant to the Bank Facility and (ii) Debt of the Company owing pursuant to notes issued, or to be issued, under a note purchase agreement substantially similar to this Agreement, in each case ranking *pari passu* with the Notes issued hereunder, *provided* that such Restricted Subsidiary is a Subsidiary Guarantor pursuant to the Subsidiary Guaranty, (b) Debt of a Subsidiary Guarantor pursuant to the Subsidiary Guaranty, (c) Debt of a Restricted Subsidiary owing to the Company or any Wholly-owned Restricted Subsidiary, and (d) Debt of a Restricted Subsidiary existing on the date of its acquisition (*provided* that such Debt shall not have been incurred in contemplation of such Restricted Subsidiary being acquired by the Company or any Restricted Subsidiary and immediately after giving effect to the acquisition of such Restricted Subsidiary, no Default or Event of Default would exist).

"Rejection Notice" is defined in **Section 8.4**.

"Related Fund" means, with respect to any holder of any Note, any fund or entity that (a) invests in securities or bank loans, and (b) is advised or managed by such holder, the same investment advisor as such holder or by an affiliate of such holder or such investment advisor.

"Rentals" means and includes as of the date of any determination thereof, without duplication, all fixed payments (including as such all payments which the lessee is obligated to

make to the lessor on termination of the lease or surrender of the property) payable by the Company and its consolidated Subsidiaries or a Subsidiary, as lessee or sublessee under a lease of real or personal property, but shall be exclusive of any amounts required to be paid by the Company and its consolidated Subsidiaries (whether or not designated as rents or additional rents) on account of maintenance, repairs, insurance, taxes and similar charges. Fixed rents under any so-called *"percentage leases"* shall be computed solely on the basis of the minimum rents, if any, required to be paid by the lessee regardless of sales volume or gross revenues.

"Required Holders" means at any time (i) prior to the Closing, you and the Other Purchasers and (ii) on and after the Closing, the holders of at least 51% in principal amount of the Notes at the time outstanding (exclusive of Notes then owned by the Company or any of its Affiliates).

"Responsible Officer" means any Senior Financial Officer and any other officer of the Company with responsibility for the administration of the relevant portion of this Agreement.

"Restricted Group" means the Company and all of the Restricted Subsidiaries.

"Restricted Payment" in respect of any Person means, without duplication:

(a)   dividends, royalties or other distributions or payments on or in respect of any class or series of capital stock or other Equity Interests of such Person (except distributions payable solely in such class or series of stock or other Equity Interest);

(b)   the purchase, retirement, redemption or acquisition, directly or indirectly, of any class or series of such capital stock or other Equity Interests or of warrants, rights or other options to purchase or acquire any class or series of such capital stock or other Equity Interests or of any participating interest factor relating to any class or series of capital stock or other Equity Interests (other than for consideration consisting solely of shares of such class or series of capital stock or other Equity Interests, as the case may be);

(c)   the return, directly or indirectly, of capital by such Person to the holder or holders of any class or series of capital stock or other Equity Interests of such Person;

(d)   any other payment or distribution, directly or indirectly, on or in respect of any class or series of capital stock or other Equity Interests of such Person; or

(e)   any payment, prepayment, redemption or purchase, whether required or optional, of or in respect of interest, premium, if any, or principal of any Subordinated Debt.

"Restricted Subsidiary" means any Subsidiary (a) of which more than 80% (by number of votes) of the Voting Equity Capital is beneficially owned, directly or indirectly, by the Company or by one or more Wholly-owned Restricted Subsidiaries and (b) which is designated on the Execution Date as a Restricted Subsidiary on **Schedule 5.4** or which is subsequently

designated as a Restricted Subsidiary pursuant to **Section 10.8**; *provided* that, subject to **Section 23.3(b)** and **Section 2.4** and notwithstanding anything else contained in this Agreement, each of the Company and the Subsidiary Guarantors (so long as such Subsidiary is required to deliver a Subsidiary Guaranty pursuant to **Section 9.9)** shall be and remain a Restricted Subsidiary.

"Sanctions Prepayment Date" is defined in **Section 8.10(a)**.

"Sanctions Prepayment Offer" is defined in **Section 8.10(a)**.

"Sanctions Prepayment Response Date" is defined in **Section 8.10(a)**.

"Securities Act" means the Securities Act of 1933 (United States), as amended from time to time.

"Security" shall have the same meaning as in Section 2(1) of the Securities Act.

"Senior Financial Officer" means the senior vice president and chief financial officer, the vice president of finance, the treasurer or the comptroller of the Company.

"State Sanctions List" means a list that is adopted by any state Governmental Authority within the United States of America pertaining to Persons that engage in investment or other commercial activities in Iran or any other country that is a target of economic sanctions imposed under U.S. Economic Sanctions Laws.

"Source" is defined in **Section 6.2**.

"Subordinated Debt" means, without duplication, any Debt of the Company or any Subsidiary owing to any of the Company's Subsidiaries or Affiliates which by its express terms provides that it is (a) expressly subordinated in right of payment to the Notes pursuant to the Subordination Agreement, (b) shall have a stated maturity date later than the maturity date of the Notes, (c) shall not provide for or permit any required payments or prepayments thereof, and (d) expressly provides that any optional payment or prepayment of principal, interest, premium or other amounts due with respect thereto may only be made in compliance with the requirements of **Section 10.5**.

"Subordination Agreements" is defined in **Section 2.3**.

"Subsidiary" means, as to any Person, any corporation, association or other business entity in which such Person or one or more of its Subsidiaries or such Person and one or more of its Subsidiaries owns sufficient equity or voting interests to enable it or them (as a group) ordinarily, in the absence of contingencies, to elect a majority of the directors (or Persons performing similar functions) of such entity, and any partnership or joint venture if more than a 50% interest in the profits or capital thereof is owned by such Person or one or more of its Subsidiaries or such Person and one or more of its Subsidiaries (unless such partnership can and does ordinarily take major business actions without the prior approval of such Person or one or

more of its Subsidiaries). Unless the context otherwise clearly requires, any reference to a "Subsidiary" is a reference to a Subsidiary of the Company.

"*Subsidiary Guarantor[s]*" means, subject to **Section 2.4**, those entities listed in **Schedule 5.4(a)(iii)** as a Restricted Subsidiary together with any Subsidiary required to deliver a Subsidiary Guaranty pursuant to **Section 9.9**.

"*Subsidiary Guaranty*" is defined in **Section 2.2**.

"*SVO*" means the Securities Valuation Office of the NAIC or any successor to such Office.

"*Tax*" means any present or future tax, levy, impost, duty, charge, assessment or fee of any nature that is imposed by any Governmental Authority or any taxing authority thereof.

"*Taxing Jurisdiction*" is defined in **Section 13**.

"*Tax Prepayment Notice*" is defined in **Section 8.4**.

"*U.S. $" or "U.S. Dollars*" shall mean lawful money of the United States of America in same day immediately available freely transferable funds, or, if such funds are not available, the form of money of the United States of America that is customarily used in the settlement of international banking transactions on the date payment is due hereunder.

"*U.S. Economic Sanctions Laws*" means those laws, executive orders, enabling legislation or regulations administered and enforced by the United States pursuant to which economic sanctions have been imposed on any Person, entity, organization, country or regime, including the Trading with the Enemy Act, the International Emergency Economic Powers Act, the Iran Sanctions Act, the Sudan Accountability and Divestment Act and any other OFAC Sanctions Program.

"*Unrestricted Subsidiary*" means any Subsidiary of the Company which is not a Restricted Subsidiary.

"*USA Patriot Act*" means United States Public Law 107-56, Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA PATRIOT ACT) Act of 2001, as amended from time to time, and the rules and regulations promulgated thereunder from time to time in effect.

"*Voting Equity Capital*" means, without duplication, Equity Interests of any class or classes, the holders of which are ordinarily, in the absence of contingencies, entitled to elect a majority of the corporate directors (or Persons performing similar functions), and for greater certainty with respect to the Company, as of the date of this Agreement, means the holders of trust units and the special voting rights of the Company.

"Wholly-owned Restricted Subsidiary" and *"Wholly-owned Subsidiary"* mean, at any time, any Restricted Subsidiary or Subsidiary, as applicable, one hundred percent (100%) of all of the voting interests of which are owned by any one or more of the Company or its Wholly-owned Restricted Subsidiaries or Wholly-owned Subsidiaries, as applicable, at such time.

CHANGES IN LEGAL STRUCTURE

None

DISCLOSURE MATERIALS

None

PURSUANT TO SECTION 5.4(a)(i)

***Subsidiaries of the Company*:**

ORGANIZATION STRUCTURE – March 31, 2014


enerPLUS
Enerplus Corporation (ABCA)
100%
1773527 Alberta Ltd. (ABCA)
100%
Epartnership Holdings Ltd. (ABCA).
100%
Enerplus Energy Ltd. (ABCA)
100%
1030467 Alberta Ltd. (ABCA)
99%
100%
1209783 Alberta ULC (ABCA)
1%
Enerplus (Hungary) Kft. (Hungary)
100%
3104613 Nova Scotia Limited (NSLLC)
100%
Enerplus Resources U.S. Inc. (Delaware)
100%
Enerplus Resources (USA) Corporation (Delaware)
100%
Enerplus USA 2006 Acquisition Inc. (Delaware)

SCHEDULE 5.4
(to Note Purchase Agreement)

PURSUANT TO SECTION 5.4(a)(ii)
*Affiliates (other than Subsidiaries) of the Company***:**

None

PURSUANT TO SECTION 5.4 (a)(iii)

Subsidiaries designated as Subsidiary Guarantors and Restricted Subsidiaries of the Company:

	ENERPLUS PARTY	JURISDICTION OF ORGANIZATION
1	Epartnership Holdings Ltd.	Alberta
2	1209783 Alberta ULC	Alberta
3	3104613 Nova Scotia Limited	Nova Scotia
4	Enerplus Resources U.S. Inc.	Delaware
5	Enerplus Resources (USA) Corporation	Delaware
6	1773527 Alberta Ltd.	Alberta

PURSUANT TO SECTION 5.4(a)(iv)

***Directors and senior officers of the Company*:**

DIRECTORS

NAME AND RESIDENCE

David H. Barr
The Woodlands, Texas, U.S.A.

Michael R. Culbert
Calgary, Alberta, Canada

Edwin V. Dodge
Vancouver, British Columbia, Canada

Ian C. Dundas
Calgary, Alberta, Canada

Hilary A. Foulkes
Calgary, Alberta, Canada

James B. Fraser
Polson, Montana, U.S.A

Robert B. Hodgins
Calgary, Alberta, Canada

Susan M. MacKenzie
Calgary, Alberta, Canada

Douglas R. Martin
Calgary, Alberta, Canada

Donald J. Nelson
Calgary, Alberta, Canada

Elliott Pew
Boerne, Texas, U.S.A

Glen D. Roane
Canmore, Alberta, Canada

Sheldon B. Steeves
Calgary, Alberta, Canada

SENIOR OFFICERS

NAME AND RESIDENCE	OFFICE
Ian C. Dundas Calgary, Alberta, Canada	President & Chief Executive Officer
Ray J. Daniels Calgary, Alberta, Canada	Senior Vice President, Operations
Eric G. Le Dain Calgary, Alberta, Canada	Senior Vice President, Corporate Development, Commercial
Robert J. Waters Calgary, Alberta, Canada	Senior Vice President & Chief Financial Officer
Jo-Anne M. Caza Calgary, Alberta, Canada	Vice President, Corporate & Investor Relations
Jodine J. Jenson Labrie Calgary, Alberta, Canada	Vice President, Finance
Robert A. Kehrig Calgary, Alberta, Canada	Vice President, Business Development & New Plays
H. Gordon Love Calgary, Alberta, Canada	Vice President, Technical & Operations Services
David A. McCoy Calgary, Alberta, Canada	Vice President, General Counsel & Corporate Secretary
Edward L. McLaughlin Denver, Colorado, U.S.A	President, U.S. Operations
Lisa M. Ower Calgary, Alberta, Canada	Vice President, Human Resources
Christopher M. Stephens Calgary, Alberta, Canada	Vice President, Canadian Assets
P. Scott Walsh Airdrie, Alberta, Canada	Vice President, Information & Corporate Services
Kenneth W. Young Calgary, Alberta, Canada	Vice President, Land

Name and Residence	Office
Michael R. Politeski Calgary, Alberta, Canada	Treasurer & Corporate Controller

FINANCIAL STATEMENTS

1.   Consolidated annual financial statements as at and for the years ended December 31, 2013, 2012 and 2011, together with the auditors' report thereon.

2.   Unaudited consolidated interim financial statements for the three months ended March 31, 2014 and 2013.

Use of Proceeds

For general corporate purposes, including to repay existing Debt.

EXISTING DEBT

AT MARCH 31, 2014

Bank Facility

Cdn$30,000,000 original principal amount of 4.34% Senior Notes issued May 15, 2012 and due May 15, 2019

US$20,000,000 original principal amount of 4.40% Senior Notes issued May 15, 2012 and due May 15, 2022

US$355,000,000 original principal amount of 4.40% Senior Notes issued May 15, 2012 and due May 15, 2024

US$40,000,000 original principal amount of 6.82% Senior Notes, Series A, issued June 18, 2009 and due June 18, 2015

Cdn$40,000,000 original principal amount of 6.37% Senior Notes, Series B, issued June 18, 2009 and due June 18, 2015

US$225,000,000 original principal amount of 7.97% Senior Notes, Series C, issued June 18, 2009 and due June 18, 2021

US$54,000,000 original principal amount of 5.46% Senior Notes issued October 1, 2003 and due October 1, 2015

US$175,000,000 original principal amount of 6.62% Senior Notes issued June 19, 2002 and due June 19, 2014

All guaranties, subordination agreements, and other documents delivered pursuant to the foregoing by the Company and its Subsidiaries.

For amount of Debt outstanding at March 31, 2014, see the Company's unaudited consolidated interim financial statements as of March 31, 2014.

PURCHASER REPRESENTATION

ACCREDITED INVESTOR

(All underlined words have the meanings set forth at the end of this Schedule 6.1.)

A Person is an accredited investor for purposes of National Instrument 45-106 – "Prospectus and Registration Exemptions" if it is:

☐ (a) a Canadian financial institution or a Schedule III bank,

☐ (b) the Business Development Bank of Canada incorporated under the *Business Development Bank of Canada Act* (Canada),

☐ (c) a subsidiary of any person referred to in paragraphs (a) or (b), if the person owns all of the voting securities of the subsidiary, except the voting securities required by law to be owned by directors of that subsidiary,

☐ (d) a person registered under the securities legislation of a jurisdiction of Canada as an adviser or dealer, other than a person registered solely as a limited market dealer under one or both of the *Securities Act* (Ontario) or the *Securities Act* (Newfoundland and Labrador),

☐ (e) an individual registered or formerly registered under the securities legislation of a jurisdiction of Canada as a representative of a person referred to in paragraph (d),

☐ (f) the Government of Canada or a jurisdiction of Canada, or any crown corporation, agency or wholly owned entity of the Government of Canada or a jurisdiction of Canada,

☐ (g) a municipality, public board or commission in Canada and a metropolitan community, school board, the Comité de gestion de la taxe scolaire de l'île de Montréal or an intermunicipal management board in Québec,

☐ (h) any national, federal, state, provincial, territorial or municipal government of or in any foreign jurisdiction, or any agency of that government,

☐ (i) a pension fund that is regulated by either the Office of the Superintendent of Financial Institutions (Canada) or a pension commission or similar regulatory authority of a jurisdiction of Canada,

☐ (j) an individual who, either alone or with a spouse, beneficially owns, directly or indirectly, financial assets having an aggregate realizable value that before taxes, but net of any related liabilities, exceeds $1,000,000,

☐   (k)   an individual whose net income before taxes exceeded $200,000 in each of the 2 most recent calendar years or whose net income before taxes combined with that of a <u>spouse</u> exceeded $300,000 in each of the 2 most recent calendar years and who, in either case, reasonably expects to exceed that net income level in the current calendar year,

☐   (l)   an individual who, either alone or with a <u>spouse</u>, has net assets of at least $5,000,000,

☐   (m)   a <u>person</u>, other than an individual or <u>investment fund</u>, that has net assets of at least $5,000,000 as shown on its most recently prepared financial statements and that has not been created or used solely to purchase or hold securities as an accredited investor as defined in this paragraph (m),

☐   (n)   an <u>investment fund</u> that distributes or has distributed its securities only to

           (i)   a <u>person</u> that is or was an accredited investor at the time of the distribution,

           (ii)   a <u>person</u> that acquires or acquired securities in the circumstances referred to in sections 2.10 [Minimum amount investment] of NI 45-106, and 2.19 [Additional investment in investment funds] of NI 45-106, or

           (iii)   a <u>person</u> described in paragraph (i) or (ii) that acquires or acquired securities under section 2.18 [Investment fund reinvestment] of NI 45-106,

☐   (o)   an <u>investment fund</u> that distributes or has distributed securities under a prospectus in a jurisdiction of Canada for which the regulator or, in Québec, the securities regulatory authority, has issued a receipt,

☐   (p)   a trust company or trust corporation registered or authorized to carry on business under the *Trust and Loan Companies Act* (Canada) or under comparable legislation in a jurisdiction of Canada or a foreign jurisdiction, acting on behalf of a fully managed account managed by the trust company or trust corporation, as the case may be,

☐   (q)   a person acting on behalf of a fully managed account managed by that person, if that person

           (i)   is registered or authorized to carry on business as an adviser or the equivalent under the securities legislation of a jurisdiction of Canada or a foreign jurisdiction, and

           (ii)   in Ontario, is purchasing a security that is not a security of an <u>investment fund</u>,

☐   (r)   a registered charity under the *Income Tax Act* (Canada) that, in regard to the trade, has obtained advice from an <u>eligibility adviser</u> or an adviser registered under the securities legislation of the jurisdiction of the registered charity to give advice on the securities being traded,

☐   (s)   an entity organized in a foreign jurisdiction that is analogous to any of the entities referred to in paragraphs (a) to (d) or paragraph (i) in form and function,

☐   (t)   a <u>person</u> in respect of which all of the owners of interests, direct, indirect or beneficial, except the voting securities required by law to be owned by directors, are <u>persons</u> that are accredited investors,

☐   (u)   an <u>investment fund</u> that is advised by a person registered as an adviser or a person that is exempt from registration as an adviser, or

☐   (v)   a <u>person</u> that is recognized or designated by the securities regulatory authority or, except in Ontario and Québec, the regulator as

         (i)   an accredited investor, or

         (ii)   an exempt purchaser in Alberta or British Columbia after NI 45-106 comes into force.

AS USED IN THIS SCHEDULE 6.1, THE FOLLOWING TERMS HAVE THE FOLLOWING MEANINGS:

"Canadian financial institution" means

     (a)   an association governed by the Cooperative Credit Associations Act (Canada) or a central cooperative credit society for which an order has been made under section 473(1) of that Act, or

     (b)   a bank, loan corporation, trust company, trust corporation, insurance company, treasury branch, credit union, caisse populaire, financial services cooperative, or league that, in each case, is authorized by an enactment of Canada or a jurisdiction of Canada to carry on business in Canada or a jurisdiction of Canada;

"control person" has the same meaning as in securities legislation except in Manitoba, Newfoundland and Labrador, Northwest Territories, Nova Scotia, Nunavut, Ontario, Prince Edward Island and Quebéc where control person means any person that holds or is one of a combination of persons that holds

     (a)   a sufficient number of any of the securities of an issuer so as to affect materially the <u>control</u> of the issuer, or

(b)   more than 20% of the outstanding voting securities of an issuer except where there is evidence showing that the holding of those securities does not affect materially the <u>control</u> of the issuer;

"eligibility adviser" means

(a)   a person that is registered as an investment dealer or in an equivalent category of registration under the securities legislation of the jurisdiction of a purchaser and authorized to give advice with respect to the type of security being distributed, and

(b)   in Saskatchewan or Manitoba, also means a lawyer who is a practicing member in good standing with a law society of a jurisdiction of Canada or a public accountant who is a member in good standing of an institute or association of chartered accountants, certified general accountants or certified management accountants in a jurisdiction of Canada provided that the lawyer or public accountant must not

(i)   have a professional, business or personal relationship with the issuer, or any of its directors, <u>executive officers</u>, founders, or <u>control persons</u>, and

(ii)   have acted for or been retained personally or otherwise as an employee, <u>executive officer</u>, director, associate or partner of a person that has acted for or been retained by the issuer or any of its directors, <u>executive officers</u>, founders or <u>control persons</u> within the previous 12 months;

"executive officer" means, for an issuer, an individual who is

(a)   a chair, vice-chair or president,

(b)   a vice-president in charge of a principal business unit, division or function including sales, finance or production,

(c)   an officer of the issuer or any of its subsidiaries and who performs a policy-making function in respect of the issuer, or

(d)   performing a policy-making function in respect of the issuer;

"financial assets" means

(a)   cash,

(b)   securities, or

(c)   a contract of insurance, a deposit or an evidence of a deposit that is not a security for the purposes of securities legislation;

"founder" means, in respect of an issuer, a person who,

      (a)   acting alone, in conjunction, or in concert with one or more persons, directly or indirectly, takes the initiative in founding, organizing or substantially reorganizing the business of the issuer, and

      (b)   at the time of the trade is actively involved in the business of the issuer;

"fully managed account" means an account of a client for which a person makes the investment decisions if that person has full discretion to trade in securities for the account without requiring the client's express consent to a transaction;

"investment fund" has the same meaning as in National Instrument 81-106 Investment Fund Continuous Disclosure;

"offering memorandum" means a document, together with any amendments to that document, purporting to describe the business and affairs of an issuer that has been prepared primarily for delivery to and review by a prospective purchaser so as to assist the prospective purchaser to make an investment decision in respect of securities being sold in a distribution to which section 53 of the Securities Act (Ontario) would apply but for the availability of one or more exemptions contained in Ontario securities laws, but does not include a document setting out current information about an issuer for the benefit of a prospective purchaser familiar with the issuer through prior investment or business contacts,

"person" includes

      (a)   an individual,

      (b)   a corporation,

      (c)   a partnership, trust, fund and an association, syndicate, organization or other organized group of persons, whether incorporated or not, and

      (d)   an individual or other person in that person's capacity as a trustee, executor, administrator or personal or other legal representative;

"related liabilities" means

      (a)   liabilities incurred or assumed for the purpose of financing the acquisition or ownership of financial assets, or

      (b)   liabilities that are secured by financial assets;

"Schedule III bank" means an authorized foreign bank named in Schedule III of the Bank Act (Canada);

"spouse" means, an individual who,

      (a)   is married to another individual and is not living separate and apart within the meaning of the Divorce Act (Canada), from the other individual,

      (b)   is living with another individual in a marriage-like relationship, including a marriage-like relationship between individuals of the same gender, or

      (c)   in Alberta, is an individual referred to in paragraph (a) or (b), or is an adult interdependent partner within the meaning of the *Adult Interdependent Relationships Act* (Alberta);

"subsidiary" means an issuer that is controlled directly or indirectly by another issuer and includes a subsidiary of that subsidiary.

INTERPRETATION

In this Schedule 6.1, a person (first person) is considered to control another person (second person) if

      (a)   the first person, directly or indirectly, beneficially owns or exercises control or direction over securities of the second person carrying votes which, if exercised, would entitle the first person to elect a majority of the directors of the second person, unless that first person holds the voting securities only to secure an obligation,

      (b)   the second person is a partnership, other than a limited partnership, and the first person holds more than 50% of the interests of the partnership, or

      (c)   the second person is a limited partnership and the general partner of the limited partnership is the first person.

FORM OF NOTE

THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY APPLICABLE STATE SECURITIES LAWS AND MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED WITHOUT COMPLIANCE WITH THE REGISTRATION OR QUALIFICATION PROVISIONS OF APPLICABLE U.S. FEDERAL AND STATE SECURITIES LAWS OR APPLICABLE EXEMPTIONS THEREFROM.

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS NOTE MUST NOT TRADE THE NOTE BEFORE THE DATE THAT IS JANUARY 4, 2015.

ENERPLUS CORPORATION
3.79% SENIOR NOTE, DUE SEPTEMBER 3, 2026

No. _________ [Date]
U.S. $____________ PPN 292766 B*2

FOR VALUE RECEIVED, the undersigned, ENERPLUS CORPORATION (herein called the *"Company"*), a body corporate constituted under the laws of Alberta hereby promises to pay to _____________________, or registered assigns, the principal sum of _____________________ UNITED STATES DOLLARS on September 3, 2026, with interest (computed on the basis of a 360-day year of twelve 30-day months) (a) on the unpaid balance thereof at the rate of 3.79% per annum from the date hereof, payable semiannually, on the 3rd day of March and September in each year, commencing with the March 3 or September 3 next succeeding the date hereof, until the principal hereof shall have become due and payable, and (b) to the extent permitted by law on any overdue payment of interest and, during the continuance of an Event of Default, on such unpaid balance and on any overdue payment of any Make-Whole Amount (as defined in the Note Purchase Agreements referred to below), payable semiannually as aforesaid (or, at the option of the registered holder hereof, on demand), at a rate per annum from time to time equal to the greater of (i) 5.79% or (ii) 2% over the rate of interest publicly announced by Citibank, N.A. in New York, New York, as its "base" or "prime" rate.

For the purposes of the *Interest Act* (Canada) and disclosure thereunder, whenever interest to be paid hereunder or in connection herewith is to be calculated on the basis of a year of 360 days consisting of twelve 30-day months, the yearly rate of interest to which the rate used in such calculation is equivalent during any particular period is the rate so used multiplied by a fraction of which:

(a) the numerator is the product of:

(i) the actual number of days in the calendar year in which such period ends; and

(ii) the sum of (A) the product of 30 and the number of complete months elapsed in the relevant period, and (B) the number of days elapsed in any incomplete month in the relevant period; and

EXHIBIT 1
(to Note Purchase Agreement)

(b)　the denominator is the product of 360 and the actual number of days in the relevant period.

Payments of principal of, interest on and any Make-Whole Amount with respect to this Note are to be made in lawful money of the United States of America at New York, New York or at such other place as the Company shall have designated by written notice to the holder of this Note as provided in the Note Purchase Agreements referred to below.

This Note is one of the Senior Notes (herein called the *"Notes"*) issued pursuant to separate Note Purchase Agreements dated as of June 25, 2014 (as from time to time amended, the *"Note Purchase Agreements"*), between the Company and the respective Purchasers named therein and is entitled to the benefits thereof. Each holder of this Note will be deemed, by its acceptance hereof, (i) to have agreed to the confidentiality provisions set forth in **Section 21** of the Note Purchase Agreements and (ii) to have made the representation set forth in **Section 6.2** of the Note Purchase Agreements. Unless otherwise indicated, capitalized terms used in this Note shall have the respective meanings ascribed to such terms in the Note Purchase Agreements.

This Note is a registered Note and, as provided in the Note Purchase Agreements, upon surrender of this Note for registration of transfer, duly endorsed, or accompanied by a written instrument of transfer duly executed, by the registered holder hereof or such holder's attorney duly authorized in writing, a new Note for a like principal amount will be issued to, and registered in the name of, the transferee. Prior to due presentment for registration of transfer, the Company may treat the person in whose name this Note is registered as the owner hereof for the purpose of receiving payment and for all other purposes, and the Company will not be affected by any notice to the contrary.

Each of the Subsidiary Guarantors has absolutely and unconditionally guaranteed payment in full of the principal of, Make-Whole Amount, if any, and interest on this Note, all as contemplated by Section 2.2 of the Note Purchase Agreements.

The Company will make required prepayments of principal on the dates and in the amounts specified in the Note Purchase Agreements. This Note is subject to optional prepayment, in whole or from time to time in part, at the times and on the terms specified in the Note Purchase Agreements, but not otherwise.

If an Event of Default, as defined in the Note Purchase Agreements, occurs and is continuing, the principal of this Note may be declared or otherwise become due and payable in the manner, at the price (including any applicable Make-Whole Amount) and with the effect provided in the Note Purchase Agreements.

This Note shall be construed and enforced in accordance with, and the rights of the parties shall be governed by, the laws of the Province of Alberta and the laws of Canada applicable therein, excluding choice-of-law principles of the law of such Province, that would require the application of the laws of the jurisdiction other than such Province.

ENERPLUS CORPORATION

By _____
   [Title]

By _____
   [Title]

FORM OF SUBSIDIARY GUARANTY

GUARANTEE AND SUBORDINATION AGREEMENT

THIS GUARANTEE AND SUBORDINATION AGREEMENT is made as of the [____] day of [_____], 2014 (the or this *"Agreement"*) and is entered into on a joint and several basis by each of the undersigned, together with any entity which may become a party hereto by execution and delivery of a Guarantee Supplement in substantially the form set forth as **Exhibit A** hereto (a *"Guarantee Supplement"*) (which parties are hereinafter referred to individually as a *"Guarantor"* and collectively as the *"Guarantors"*), in favor of the Noteholders (as defined in Article 1).

R E C I T A L S

WHEREAS each Guarantor has agreed to guarantee the payment and performance by the Company (as defined in Article 1) of the Guaranteed Obligations (as defined in Article 1);

AND WHEREAS as a condition precedent to the Purchasers (as defined in Article 1) purchasing the Notes (as defined in Article 1) of the Company, the Purchasers require each Guarantor to expressly subordinate the Subordinated Obligations (as defined in Article 1) to the Guaranteed Obligations (as defined in Article 1);

NOW THEREFORE, for good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by each Guarantor), each Guarantor agrees with the Noteholders as follows:

ARTICLE 1

INTERPRETATION

Section 1.1.   Definitions. Capitalized terms used in this Agreement but not otherwise defined shall have the same meanings herein as are ascribed thereto in the Note Purchase Agreements (as hereinafter defined).   In addition, the following expressions used in this Agreement shall have the following meanings:

"Company" means Enerplus Corporation and its permitted successors and permitted assigns;

"Guaranteed Obligations" means all of the obligations and liabilities of, and indebtedness, interest (including interest at the Default Rate), and Make-Whole Amount, if any, due and owing from, the Company to the Noteholders from time to time, whether present or future, direct or indirect, absolute or contingent, liquidated or unliquidated, matured or unmatured, extended or renewed, as principal or surety, alone or with others, of whatsoever nature or kind, in any currency, under or in respect of all or any of the Note Documents;

EXHIBIT 2.2
(to Note Purchase Agreement)

"Indemnified Amounts" means the amounts to be paid by any Guarantor under Section 2.2;

"Note Documents" mean the Note Purchase Agreements, the Notes and all other documents delivered or to be delivered to or for the benefit of the Noteholders pursuant to the Note Purchase Agreements and the Notes;

"Noteholders" means the Purchasers and any subsequent purchaser or holder of any of the Notes and their respective successors and assigns;

"Note Purchase Agreements" means the separate and several Note Purchase Agreements dated as of June 25, 2014 among the Company and each Noteholder, as the same may be amended, modified, supplemented or restated from time to time;

"Notes" means the U.S. $200,000,000 3.79% Senior Notes, due September 3, 2026 to be issued and sold pursuant to the Note Purchase Agreements;

"Parties" means the parties to this Agreement;

"Prior Obligations" means the Guaranteed Obligations, the Indemnified Amounts and Restricted Subsidiary Obligations;

"Proceedings" means any voluntary or involuntary receivership, insolvency, proposal, bankruptcy, compromise, arrangement, reorganization, winding-up, liquidation, dissolution or other similar proceedings, whether or not any of the foregoing is judicial in nature;

"Purchasers" means the Persons listed on Schedule A to the Note Purchase Agreements;

"Restricted Subsidiary Obligations" means all of the obligations, liabilities and indebtedness of the other Restricted Subsidiaries (or any of them) to any Noteholder from time to time, whether present or future, direct or indirect, absolute or contingent, liquidated or unliquidated, matured or unmatured, extended or renewed, as principal or surety, alone or with others, of whatsoever nature or kind, in any currency, under or in respect of all or any of a Subsidiary Guaranty or a Subordination Agreement.

"Security Interest" means a mortgage, debenture, pledge, deposit by way of security, charge, encumbrance, hypothec, assignment by way of security, security interest, lien (whether statutory, equitable or at common law), conditional sale or title retention agreement, lease with option to purchase, a right of set-off (if created for the purpose of directly or indirectly securing the repayment of money owed), and any other interest in property, howsoever created or arising, that secures payment or performance of an obligation;

"Subordinated Documents" means the present and future royalty agreements, promissory notes, unit notes, note indentures, royalty unit certificates, royalty certificates, royalty indentures, commitment letters, credit agreements, guarantees, certificates, instruments, notes, securities and

all other agreements and other documents creating, evidencing, securing or otherwise relating to the Subordinated Obligations;

"*Subordinated Obligations*" means the present and future indebtedness, liabilities and obligations of the Company and the other Restricted Subsidiaries (or any of them) to any Guarantor, direct or indirect, absolute or contingent, joint or several, matured or unmatured;

"*Subordinated Proceeds*" means all present and future payments and property received by any Guarantor from the Company and the other Restricted Subsidiaries (or any of them) in payment or satisfaction of the Subordinated Obligations, including without limitation, all deposits and investments made with such payments and property, including all other proceeds thereof of whatsoever nature or kind; and

"*Taxing Jurisdiction*" has the meaning ascribed thereto in Section 9.14.

Section 1.2.   References. As used herein, "this Agreement", "hereto", "herein", "hereof", "hereby", "hereunder" and any similar expressions refer to this Agreement as it may be supplemented, amended, restated or replaced from time to time, and not to any particular Article, Section or other portion hereof. Whenever in this Agreement a particular Article, Section or other portion thereof is referred to, such reference pertains to the Article, Section or portion thereof contained herein unless otherwise indicated. In this Agreement, unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders. The inclusion of headings in this Agreement is for convenience of reference only and shall not affect the construction or interpretation hereof.

Section 1.3.   Invalidity of Provisions. Each of the provisions contained in this Agreement is distinct and severable and a declaration of invalidity or unenforceability of any such provision or part thereof by a court of competent jurisdiction shall not affect the validity or enforceability of any other provision hereof.

Section 1.4.   Entire Agreement. This Agreement constitutes the entire agreement among the Parties pertaining to the subject matter of this Agreement. There are no warranties, representations or agreements between the Parties in connection with such subject matter except as specifically set forth or referred to in this Agreement.

Section 1.5.   Waiver, Amendment. This Agreement may be amended, and the observance of any term hereof may be waived (either retroactively or prospectively) with written consent of each Guarantor and the Required Holders; *provided,* that no amendment or waiver of any of the provisions of Article 2 or 3 hereof will be effective unless consented to by each holder of the Notes. A waiver of any provision of this Agreement shall only constitute a waiver in the specific instance and for the specific purpose for which it is given. A waiver of any provision of this Agreement shall not constitute a continuing waiver unless expressly provided in writing by the requisite holders of the Notes.

Section 1.6.   Governing Law, Attornment. This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada

applicable therein and the Parties hereby irrevocably attorn to the non-exclusive jurisdiction of the courts of Alberta.

ARTICLE 2

GUARANTEE AND INDEMNITY

Section 2.1.   Guarantee. Each Guarantor unconditionally and irrevocably guarantees to and for the benefit of each of the Noteholders the due and punctual payment and performance of all Guaranteed Obligations. This Agreement contained herein is an absolute, unconditional, present and continuing guarantee of payment, and not of collection, is in no way conditioned or contingent upon any attempt to collect from or enforce payment by the Company or upon any other event, contingency or circumstance whatsoever and shall be binding upon and against each Guarantor without regard to the validity or enforceability of any Note Document. If, for any reason whatsoever, the Company shall fail or be unable to duly, punctually and fully pay or perform any Guaranteed Obligation as and when the same shall become due and payable, each Guarantor shall forthwith pay, cause to be paid or cause to be performed, such Guaranteed Obligation to the Noteholders.

Section 2.2.   Indemnity. Each Guarantor shall indemnify and save harmless the Noteholders from and against any and all losses, costs and expenses which they may suffer by the Guaranteed Obligations not being paid or performed in a punctual manner or by any of the Guaranteed Obligations or any Note Document being or becoming for any reason whatsoever in whole or in part:

> (a)   void, voidable, *ultra vires,* illegal, invalid, ineffective or otherwise unenforceable by the Noteholders in accordance with its terms, or

> (b)   released, compromised or discharged by operation of law or otherwise,

(all of the foregoing collectively, an *"Indemnifiable Circumstance"*). For greater certainty, these losses shall include without limitation the amount of all Guaranteed Obligations which would have been payable by the Company but for the existence of an Indemnifiable Circumstance but shall exclude all losses, costs and expenses arising from the loss of profits, consequential, punitive or indirect damages howsoever arising; *provided* that, for greater certainty, any Make-Whole Amount (as defined in the Note Purchase Agreements) shall be deemed not to constitute loss of profits, consequential, punitive or indirect damages.

Section 2.3.   Reinstatement. The guarantee and indemnity herein shall be reinstated if at any time any payment of any Guaranteed Obligations or Indemnified Amounts is rescinded or must otherwise be returned by any Noteholder as a result of any Proceedings of or affecting the Company, any Guarantor or any other Person or for any other reason whatsoever, all as though such payment had not been made. The Noteholders may concede or compromise any claim that such payment ought to be rescinded or otherwise returned, without discharging, diminishing or in any way affecting the liability and the obligation of any Guarantor under this Agreement.

ARTICLE 3

SUBORDINATION

Section 3.1.   Subordination and Postponement.   Each Guarantor agrees that the Subordinated Obligations shall be fully subordinated and postponed as contemplated in this Agreement, to and in favour of the Prior Obligations in all circumstances. The Noteholders shall have priority over each Guarantor in respect of all of the property of every nature and kind now existing or hereafter acquired of the Company and any other Restricted Subsidiary, to discharge and satisfy the Prior Obligations, all in priority to any claim of any Guarantor.

Section 3.2.   Priority.   The subordination of the Subordinated Obligations to the Prior Obligations set out in this Agreement and the other provisions of this Agreement shall apply in all events and circumstances. Without limiting the generality of the foregoing, the rights and priority of the Noteholders and the subordination of the Subordinated Obligations shall not be affected by:

(a)   the time, sequence or order of creating, granting, executing, delivering of, filing or registering or failing to file or register any notice or instrument in respect of the Note Documents or the Subordinated Documents;

(b)   the date or the order of the creation of the Prior Obligations or the Subordinated Obligations;

(c)   the time or order of any advance, giving of notice or the making of any demand under the Note Documents, the Prior Obligations, the Subordinated Documents or the Subordinated Obligations;

(d)   the taking of any collection, enforcement or realization proceedings by the Noteholders or a Guarantor;

(e)   any voluntary or involuntary winding-up, dissolution, insolvency, receivership, bankruptcy, liquidation, reorganization, arrangement, composition or any other process or proceeding having similar effect, involving or affecting the Company and/or any other Restricted Subsidiary or their property, any judgment or order against the Company and/or any other Restricted Subsidiary or the date of any of the foregoing;

(f)   the giving or failure to give any notice, or the order of giving notice, to the Company and/or any other Restricted Subsidiary;

(g)   the failure to exercise any power or remedy reserved to the Noteholders under the Note Documents or to insist upon strict compliance with any of the terms thereof;

(h)   the failure by the Company and/or any other Restricted Subsidiary to comply with any restrictions on borrowing or guaranteeing the obligations of others set forth in any Subordinated Document, or any other agreement or document, regardless of any knowledge thereof which the Noteholders may have or be deemed to have or with which the Noteholders may be charged; and

(i) any other reason including, without limitation, any priority granted to each Guarantor, the Subordinated Documents or the Subordinated Obligations by any applicable principle of law or equity.

Section 3.3. *No Further Payments.* If a Noteholder has provided the Company with notice of the occurrence and continuance of a Default or Event of Default, the Company will not and it will cause each other Restricted Subsidiary to not make any further payments to the Guarantors in respect of any of the Subordinated Obligations until the earlier of: (i) such Default or Event of Default has been fully remedied, or (ii) until all of the Guaranteed Obligations and the Indemnified Amounts have been fully and finally paid, satisfied, performed and discharged.

Section 3.4. *Subordinated Proceeds.* Without limiting the generality of the foregoing and in addition to any other rights and remedies available to the Noteholders under this Agreement, a Noteholder may give a written notice (a *"Default Notice"*) to any Guarantor that a Default or Event of Default has occurred and is continuing and notwithstanding the provisions of any of the Subordinated Documents, each Guarantor shall, subject to applicable laws relating to bankruptcy, insolvency or other laws affecting creditors' rights generally, to the extent of its legal entitlement to do so, hold in trust for the Noteholders and immediately pay over to the Noteholders, all Subordinated Proceeds which it then holds or it receives or holds at any time thereafter.

Section 3.5. *Insolvency/Receivership.* In the event of any Proceeding involving or affecting the Company or its property and/or any other Restricted Subsidiary or their property, or any marshalling of the assets and liabilities of the Company and/or any other Restricted Subsidiary:

(a) the Noteholders will be entitled to receive payment in full of the Prior Obligations before any Guarantor will be entitled to receive any payment upon the Subordinated Obligations or any distribution of any kind or character, whether in cash, securities or other Property, that may be payable or deliverable in any such event in respect of the Subordinated Obligations;

(b) any payment or distribution of any property of the Company and/or any other Restricted Subsidiary of any kind or character, whether in cash, securities or other Property, to which any Guarantor would be entitled, except for the provisions of this Section 3.5, shall, subject to applicable laws relating to bankruptcy, insolvency or other laws affecting creditors' rights generally, to the extent of its legal entitlement to do so, be paid by the Person making such payment or distribution, whether a trustee in bankruptcy, a receiver, receiver and manager or liquidator, trustee or otherwise, directly to the Noteholders, to the extent necessary to pay in full all Prior Obligations, including, without limitation, the Indemnified Amounts, remaining unpaid after giving effect to any concurrent payment or distribution to the Noteholders; and

(c)   if, notwithstanding the foregoing, any payment or distribution of property of the Company and/or any other Restricted Subsidiary of any kind or character, whether in cash, securities or other property, is received by a Guarantor before all Prior Obligations are paid in full, such payment or distribution shall be held in trust by such Guarantor for the benefit of and shall, subject to applicable laws relating to bankruptcy, insolvency or other laws affecting creditors' rights generally, to the extent of its legal entitlement to do so, be paid over to the Noteholders for application to the payment of all Prior Obligations remaining unpaid until all Prior Obligations have been paid in full after giving effect to any concurrent payment or distribution to the Noteholders.

Section 3.6.   Dealings with the Company/Restricted Subsidiaries. The Noteholders shall be entitled to deal with the Company, any other Restricted Subsidiary, the Note Documents and the Prior Obligations as the Noteholders may see fit without in any manner affecting the subordination of the Subordinated Obligations to the Prior Obligations, and in particular, without limiting the generality of the foregoing, the Noteholders may from time to time:

(a)   grant time, renewals, extensions, releases, discharges or other indulgences or forbearances to the Company and/or any other Restricted Subsidiary;

(b)   waive timely and strict compliance with or refrain from exercising any rights under the Note Documents or the Prior Obligations; and

(c)   take and give up security interests in the property of the Company and/or any other Restricted Subsidiary and release, amend, extend, supplement, restate, substitute or replace any of the Note Documents or the Prior Obligations in whole or in part.

Section 3.7.   Notice by each Guarantor. No Guarantor shall enforce any right or remedy against the Company and/or any other Restricted Subsidiary by reason of a default by the Company and/or any other Restricted Subsidiary under the Subordinated Documents unless such Guarantor provides 180 days' prior written notice to the Noteholders of any such default and the intention of such Guarantor to exercise its rights and remedies in respect of such default, together with reasonable particulars thereof.

ARTICLE 4

ENFORCEMENT

Section 4.1.   Demand. Upon default in the payment or performance of the Guaranteed Obligations or any part thereof, the Guarantors shall, on demand by or on behalf of the Noteholders, forthwith pay to the Noteholders, and/or perform or cause the performance of, all Guaranteed Obligations for which such demand was made. In addition, all Indemnified Amounts shall be payable by the Guarantors to the Noteholders forthwith upon demand by the Required Holders.

Section 4.2.   Right to Immediate Payment or Performance. The Noteholders shall not be bound to make any demand on or to seek or exhaust their recourse against the Company or any other Person or any Security Interest held by the Noteholders, before being entitled to demand payment from or performance by the Guarantors and enforce their rights under this Agreement, and each Guarantor hereby renounces all benefits of discussion and division.

Section 4.3.   Subrogration. No Guarantor shall have any right of subrogation to the Noteholders or be otherwise entitled to claim the benefit of any Security Interest now or hereafter held by the Noteholders in respect of the Guaranteed Obligations or the Indemnified Amounts, until the Noteholders have received full and final payment and performance of all Guaranteed Obligations, all Indemnified Amounts and all other amounts payable hereunder.

Section 4.4.   Principal Debtor. Any amounts which may not be recoverable from any Guarantor as guarantor under this Agreement shall be recoverable from such Guarantor as principal debtor in respect thereof and shall be paid to the Noteholders by such Guarantor after demand therefor.

ARTICLE 5

PROTECTION OF NOTEHOLDERS

Section 5.1.   Defects in Creation of Guaranteed Obligations. None of the Noteholders shall be concerned to see or inquire into the capacity and powers of the Company or its directors, officers, employees or agents acting or purporting to act on its behalf. All obligations, liabilities and indebtedness purporting to be incurred by the Company in favor of the Noteholders shall be deemed to form part of the Guaranteed Obligations even though the Company may not be a legal entity or the incurring of such obligations, liabilities or indebtedness was irregularly, fraudulently, defectively or informally effected or in excess of the capacity or powers of the Company or its directors, officers, employees or agents and notwithstanding that the Noteholders have specific notice of the capacity and powers of the Company or its directors, officers, employees or agents.

Section 5.2.   Liability Absolute. This Agreement shall be a continuing guarantee and subordination agreement and the liability of the Guarantors hereunder shall be absolute, unconditional and irrevocable and shall not be discharged, diminished or in any way affected by:

(a)   any amalgamation, merger, consolidation or reorganization of the Company, any Guarantor or any other Restricted Subsidiary or any continuation of the Company, any Guarantor or any other Restricted Subsidiary from the statute under which it now or hereafter exists to another statute whether under the laws of the same jurisdiction or another jurisdiction;

(b)   any change in the name, business, objects, capital structure, ownership, constating documents, by-laws, declarations of trust, partnership agreements or resolutions of the Company, any other Restricted Subsidiary or any Guarantor, as the case may be, including without limitation any transaction (whether by way of transfer, sale or otherwise) whereby all or any part of the undertaking, property and assets of the Company, any other Restricted Subsidiary or any Guarantor becomes the property of any other Person;

(c)   any lack of validity, enforceability or value of any Note Document or any other agreement or instrument relating thereto or to any Security Interest therefor;

(d)   any change in the time, manner or place of payment of, or in any other term of any Note Document or any amendment or waiver thereof, or any consent to departure from any Note Document;

(e)   any taking, exchange, release or non-perfection of any Security Interest, or any release or amendment or waiver of or consent to departure from any other guarantee for any Note Document;

(f)   any manner of application of any Security Interest or proceeds of realization thereof, or any manner of sale or other disposition of any collateral or any other assets of the Company, any other Restricted Subsidiary or any Guarantor;

(g)   the bankruptcy, insolvency, liquidation or dissolution of the Company, any other Restricted Subsidiary or any Guarantor, or any other Person, and the occurrence of any other proceeding as a result of such bankruptcy or insolvency;

(h)   any amendment or modification of or supplement to or other change in any Note Document;

(i)   any failure, omission or delay on the part of any Person to conform or comply with any term of any Note Document;

(j)   to the extent as may be waived under applicable law, the benefit of all principles or provisions of law, statutory or otherwise, which may be in conflict with the terms hereof, or

(k)   any other circumstance which might otherwise constitute in whole or in part a defense available to, or a discharge of, any Guarantor, the Company, any other Restricted Subsidiary or any other Person in respect of the Guaranteed Obligations or the other obligations of such Guarantor hereunder.

Without limiting the generality of the foregoing, each Guarantor agrees that repeated and successive demands may be made and recoveries and judgments may be had hereunder as and when, from time to time, the Company shall default under or fail to comply with the terms of any Note Document and that notwithstanding the recovery or judgment hereunder for or in respect of any given default or failure to so comply by the Company under such Note Document, this Agreement shall remain in force and effect and shall apply to each and every subsequent default. If (i) an Event of Default shall at any time have occurred and be continuing and (ii) such exercise, or any consequences thereof provided in any Note Document, as the case may be, shall at any time be prevented by reason of the pendency against the Company of a Proceeding, each Guarantor agrees that, solely for purposes of this Agreement and its obligations hereunder, such Note Document shall be deemed to have been declared in default and all amounts thereunder shall be deemed to be due and payable, with all the attendant consequences as provided in such agreement as if declaration of an Event of Default and the consequence thereof had been accomplished in accordance with the terms thereof, and each Guarantor shall forthwith pay and perform the Guaranteed Obligations.

Section 5.3. *No Merger*. The Guarantor covenants and agrees with the Noteholders that, in the case of any judicial or other proceeding to enforce the rights and remedies of the Noteholders hereunder (or any part hereof), judgment may be rendered against the Guarantor in favour of the Noteholders (or any of them) for any amount owing under this Agreement (or for which the Guarantor may be liable hereunder after the application to the payment thereof of the proceeds of any sale of any of the property of the Guarantor) and such judgment shall not create a merger with any other right or amount owing to the Noteholders under this Agreement or under any other Note Document.

Section 5.4. *Dealings by the Noteholders*. The Noteholders may from time to time in their absolute discretion, without discharging, diminishing or in any way affecting the liability of the Guarantors hereunder:

(a) permit any increase or decrease, however significant, of the Guaranteed Obligations or supplement, amend, restate or substitute, in whole or in part, however significant, the Guaranteed Obligations, any Note Document or any other agreement relating to any of the foregoing or, in whole or in part, demand payment of all or any Guaranteed Obligations and/or the Indemnified Amounts;

(b) enforce or take action under or abstain from enforcing or taking action under any Note Document or any other guarantee of the Guaranteed Obligations;

(c) receive, give up, subordinate, release or discharge any Security Interest; supplement, amend, restate, substitute, renew, abstain from renewing, perfect or abstain from perfecting or maintaining the perfection of any Security Interest; enforce, take action under or realize in any manner or abstain from enforcing, taking action under or realizing any Security Interest; deal with or abstain from dealing with all or any part of the undertaking, property and assets subject to any Security Interest; or allow or abstain from allowing the Company or other Persons to deal with all or any part of such undertaking, property and assets;

(d) renew all or any part of the Guaranteed Obligations or grant extensions of time or any other indulgences to the Company, any Guarantor, any other Restricted Subsidiary, or to any other guarantor or other Person liable directly or indirectly for all or any part of the Guaranteed Obligations or Indemnified Amounts;

(e) accept or make any compositions or arrangements with or release, discharge or otherwise deal with or abstain from dealing with the Company, any other

Restricted Subsidiary, any Guarantor or any other guarantor or other Person liable directly or indirectly for all or any part of the Guaranteed Obligations or Indemnified Amounts;

(f)   in whole or in part prove or abstain from proving any claim of the Noteholders in any Proceedings of or affecting the Company or any other Person; and

(g)   agree with the Company, any other Restricted Subsidiary, any Guarantor, any other guarantor or any other Person to do anything described in paragraphs (a) to (f) above;

whether or not any of the matters described in paragraphs (a) to (g) above occur alone or in connection with one or more other such matters.

No loss of or in respect of any Security Interest for the Guaranteed Obligations, the Indemnified Amounts or any part thereof, whether occasioned through the fault of the Noteholders or otherwise, shall discharge, diminish or in any way affect the liability of the Guarantors hereunder. None of the Noteholders nor any of their directors, officers, employees or agents or any receiver or receiver-manager appointed by any of them or by a court shall have any liability, whether in tort, contract or otherwise, for any neglect or any act taken or omitted to be taken by them in connection with the Guaranteed Obligations or any part thereof or any Security Interest for the Guaranteed Obligations or any part thereof including without limitation any of the matters described above in this Section 5.4, except in each case and with respect to that particular Party only, such Party's gross negligence or willful misconduct.

Section 5.5.   Waiver of Notice.   To the extent permitted by applicable law, each Guarantor expressly waives any right to receive notice of the existence or creation of all or any of the Guaranteed Obligations or the Indemnified Amounts and presentment, demand, notice of dishonor, protest, notice of any of the events or circumstances described in Sections 5.1, 5.2, 5.3 or 5.4 and all other notices whatsoever in respect of the Guaranteed Obligations or the Indemnified Amounts. Each Guarantor hereby acknowledges receipt of copies of the Note Documents and all guarantees and other documents referred to in the Note Purchase Agreements and of all the provisions therein contained and consents to and approves the same.

ARTICLE 6

AFFIRMATIVE COVENANTS

Each Guarantor covenants that so long as this Agreement remains outstanding:

Section 6.1.   Compliance with Law.   (a) Such Guarantor will comply with all laws, ordinances or governmental rules or regulations to which each of them is subject, including, without limitation, ERISA, the USA Patriot Act and applicable laws in respect of Non-U.S. Pension Plans and all Environmental Laws, and will obtain and maintain in effect all licenses, certificates, permits, franchises and other governmental authorizations necessary to the ownership of their respective properties or to the conduct of its businesses, in each case to the extent necessary to ensure that non-compliance with such laws, ordinances or governmental rules or regulations or failures to obtain or maintain in effect such licenses, certificates, permits, franchises and other governmental authorizations could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(b) Without limiting Section 6.1(a), such Guarantor will not take any action that would cause any supplemental pension plan, any employee pension arrangement or any employee benefit plan maintained by it to be terminated in a manner which could reasonably be anticipated to result in the imposition of a Material Lien on any property of such Guarantor pursuant to any Canadian federal or provincial law, nor will such Guarantor withdraw from any multiemployer plan if such withdrawal would subject such Guarantor to a liability that would have a Material Adverse Effect.

Section 6.2. *Insurance*. Such Guarantor will maintain, with financially sound and reputable insurers, insurance with respect to their respective properties and businesses against such casualties and contingencies, of such types, on such terms and in such amounts (including deductibles, co-insurance and self-insurance, if adequate reserves are maintained with respect thereto) as is customary in the case of entities of established reputations engaged in the same or a similar business and similarly situated.

Section 6.3. *Maintenance of Properties*. Such Guarantor will maintain and keep, or cause to be maintained and kept, its properties in good repair, working order and condition (other than ordinary wear and tear), so that the business carried on in connection therewith may be properly conducted at all times; *provided* that this **Section 6.3** shall not prevent such Guarantor from discontinuing the operation and the maintenance of any of its properties if such discontinuance is desirable in the conduct of its business and such Guarantor has concluded that such discontinuance could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 6.4. *Payment of Taxes and Claims*. Such Guarantor will file all tax returns required to be filed in any jurisdiction and to pay and discharge all taxes shown to be due and payable on such returns and all other taxes, assessments, governmental charges, or levies imposed on them or any of their properties, assets, income or franchises, to the extent such taxes and assessments have become due and payable and before they have become delinquent and all claims for which sums have become due and payable that have or might become a Lien on properties or assets of such Guarantor; *provided* that such Guarantor need not pay or discharge any such tax assessment, charge or levy if (a) the amount, applicability or validity thereof is contested by such Guarantor on a timely basis in good faith and in appropriate proceedings, and such Guarantor has established adequate reserves therefor in accordance with GAAP on the books of the Company or such Guarantor or (b) the nonpayment of all such taxes, assessments, charges and levies in the aggregate could not reasonably be expected to have a Material Adverse Effect.

Section 6.5. *Legal Existence, Etc.* Subject to and except as permitted by Sections 10.6 and 10.7 and by Section 23.3 of the Note Purchase Agreement, such Guarantor will at all times preserve and keep in full force and effect its legal existence (unless merged, amalgamated, consolidated or wound-up into the Company or a Wholly-owned Subsidiary) and all rights and franchises of such Guarantor unless, in the good faith judgment of such Guarantor, the termination of or failure to preserve and keep in full force and effect such corporate existence, right or franchise could not, individually or in the aggregate, have a Material Adverse Effect.

Section 6.6.   Nature of Business. Such Guarantor will not engage in any business if, as a result, the general nature of the business, taken on a consolidated basis, which would then be engaged in by such Guarantor and its Subsidiaries would be substantially changed from its business relating to the development, production, processing and transportation of hydrocarbons.

Section 6.7.   Guarantee to Rank Pari Passu. All obligations under this Agreement of such Guarantor are and at all times shall remain direct and unsecured obligations of such Guarantor ranking pari passu as against the assets of such Guarantor with all other present and future unsecured Debt (actual or contingent) of such Guarantor which is not expressed to be subordinate or junior in rank to any other unsecured Debt of such Guarantor.

ARTICLE 7

[RESERVED]

ARTICLE 8

REPRESENTATIONS

Each Guarantor represents and warrants to you on and as of the date of the Closing that:

Section 8.1.   Organization; Power and Authority. Such Guarantor is a legal entity duly organized, validly existing and in good standing under the laws of its jurisdiction of organization, and is in good standing in each jurisdiction in which such qualification is required by law, other than those jurisdictions as to which the failure to be so qualified or in good standing could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Such Guarantor has the power and authority to own or hold under lease the properties it purports to own or hold under lease, to transact the business it transacts and proposes to transact, to execute and deliver this Agreement and to perform the provisions hereof. Each Guarantor is subject to the relevant commercial law and civil law and is generally subject to suit and it is not, nor does any of its properties or revenues, enjoy any right of immunity from any judicial proceedings, including attachment prior to judgment, attachment in aid of execution, execution of the judgment or otherwise. Such Guarantor represents that the execution and delivery of this Agreement constitute private and commercial acts rather than governmental or public acts of such Guarantor.

Section 8.2.   Authorization, Etc. This Agreement has been duly authorized by all necessary action on the part of each Guarantor, and this Agreement constitutes, a legal, valid and binding obligation of such Guarantor enforceable against each Guarantor in accordance with its terms, except as such enforceability may be limited by (a) applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors' rights generally and (b) general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

Section 8.3. *Compliance with Laws, Other Instruments, Etc*. The execution, delivery and performance by such Guarantor of this Agreement will not (a) contravene, result in any breach of, or constitute a default under, or result in the creation of any Lien in respect of any property of such Guarantor under, any indenture, mortgage, deed of trust, loan, purchase or credit agreement, lease, corporate charter or by-laws or the legal equivalent of the foregoing, or any other agreement or instrument to which such Guarantor is bound or by which such Guarantor or any of its respective properties may be bound or affected, (b) conflict with or result in a breach of any of the terms, conditions or provisions of any order, judgment, decree, or ruling of any court, arbitrator or Governmental Authority applicable to such Guarantor, or (c) violate any provision of any statute or other rule or regulation of any Governmental Authority applicable to such Guarantor.

Section 8.4. *Governmental Authorizations, Etc*. No consent, approval or authorization of, or registration, filing or declaration with, any Governmental Authority is required in connection with the execution, delivery or performance by such Guarantor of this Agreement, including, without limitation, any thereof required in connection with the obtaining of U.S. Dollars to make payments under this Agreement or the Notes and the payment of such U.S. Dollars to Persons resident in the United States of America, other than (i) the filing of a Form 45-106F1 and, if applicable, a Form 45-106F6 with the applicable Canadian securities regulatory authorities on or before the tenth day following the date of Closing, together with the applicable fees, and (ii) the filing of any document that constitutes an "offering memorandum" within the meaning of applicable Canadian provincial securities laws with the applicable Canadian securities regulatory authorities, together with the applicable fees. It is not necessary to ensure the legality, validity, enforceability or admissibility into evidence in Canada of this Agreement that this Agreement or any other document be filed, recorded or enrolled with any Governmental Authority, or that any such agreement or document be stamped with any stamp, registration or similar transaction tax that may be required in connection with admissibility into evidence.

Section 8.5. *Foreign Assets Control Regulations, Etc.* Neither such Guarantor nor any of its Controlled Affiliates (i) is a Blocked Person, (ii) has been notified that its name appears or may in the future appear on a State Sanctions List or (iii) is a target of sanctions that have been imposed by the United Nations or the European Union. Neither such Guarantor nor any of its Controlled Affiliates (i) has violated, been found in violation of, or been charged or convicted under, any applicable U.S. Economic Sanctions Laws, Anti-Money Laundering Laws or Anti-Corruption Laws or (ii) to such Guarantor's knowledge, is under investigation by any Governmental Authority for possible violation of any U.S. Economic Sanctions Laws, Anti-Money Laundering Laws or Anti-Corruption Laws. Such Guarantor has established procedures and controls which it reasonably believes are adequate (and otherwise comply with applicable law) to ensure that the Guarantor and each of its Controlled Affiliates is and will continue to be in compliance with all applicable U.S. Economic Sanctions Laws, Anti-Money

Laundering Laws and Anti-Corruption Laws. Neither the Guarantor nor any of its Controlled Affiliates (i) is a Person described or designated under the provisions of the *Special Economic Measures Act* (Canada) or the *United Nations Act* (Canada), or any associated anti-money laundering and anti-terrorism laws and regulations in effect in Canada (each a *"Canadian Sanctions Designated Person"*), (ii) knowingly engages in any dealings or transactions with any Canadian Sanctions Designated Person that are restricted or prohibited under the statutes or regulations described in Section 5.16(e)(i) of the Note Purchase Agreement, or (iii) knowingly is in possession or control of any property or entity that is owned or controlled by a Canadian Sanctions Designated Person.

Section 8.6. Guarantee Rank Pari Passu. The obligations of such Guarantor under this Agreement rank at least *pari passu* in right of payment with all other senior unsecured Debt (actual or contingent) of such Guarantor, including, without limitation, all senior unsecured Debt of such Guarantor described in Schedule 5.15 of the Note Purchase Agreement.

ARTICLE 9

MISCELLANEOUS

Section 9.1. Expenses. Each Guarantor shall pay on demand all reasonable out of pocket costs and expenses of the Noteholders (including, without limitation, the fees and expenses of counsel for the Noteholders) incurred in connection with any enforcement of this Agreement.

Section 9.2. No Prejudice. None of the Noteholders shall be prejudiced in their rights and remedies hereunder by any act or failure to act of any Guarantor, the Company or any other Restricted Subsidiary, or any failure by any Guarantor, the Company or any other Restricted Subsidiary to comply with any agreement or obligation, regardless of any knowledge thereof which the Noteholders may have or be deemed to have or with which the Noteholders may be charged.

Section 9.3. No Set-off by Guarantor. All amounts payable by any Guarantor under this Agreement shall be paid without set-off or counterclaim and without any deduction or withholding whatsoever.

Section 9.4. No Challenge. None of the Guarantors, the Company or any other Restricted Subsidiary shall at any time challenge, dispute or contest the validity or enforceability of the guarantee, subordination and postponement provided for herein or take any action that could diminish, impair or prejudice the guarantee, subordination and postponement contemplated hereby.

Section 9.5. Guarantor Shall Grant No Security Interest. No Guarantor will sell, transfer, assign, negotiate, mortgage, charge, grant a Security Interest in or otherwise encumber or dispose of in any manner whatsoever its interest in the Subordinated Documents or the Subordinated Obligations, or any part thereof to any Person, unless such Person shall have first become bound by the obligations of the Guarantors set out in Article 3 of this Agreement.

Section 9.6. No Waiver. No delay on the part of the Noteholders in the exercise of any right, power or remedy hereunder or otherwise shall operate as a waiver thereof, and no single or partial exercise by the Noteholders of any right, power or remedy shall preclude other or further exercise thereof or the exercise of any other right, power or remedy. No action of the Noteholders permitted hereunder shall in any way impair or affect its rights, powers or remedies under this Agreement.

Section 9.7. Additional Security. This Agreement shall be in addition to, and shall not be in any way prejudiced by nor shall this Agreement prejudice:

       (a)   any Security Interest or guarantee now or hereafter held by the Noteholders, and

       (b)   the endorsement by any Guarantor of any notes or other documents,

and rights of the Noteholders under this Agreement shall not be merged in any such other Security Interest, guarantee or endorsement.

Section 9.8. Assignment. No Guarantor shall assign any of its obligations with respect to this Agreement without the prior written consent of the Required Holders except to the extent permitted under the Note Purchase Agreements.

Section 9.9. Communication. Any demand, notice or other communication required or permitted to be given hereunder shall be in writing and sent (a) by telefacsimile if the sender on the same day sends a confirming copy of such notice by a recognized overnight delivery service (charges prepaid), or (b) by registered or certified mail with return receipt requested (postage prepaid), or (c) by a recognized overnight delivery service (with charges prepaid) and shall be deemed to have been received at the time it is delivered to the individual designated below as the person to whose attention demands, notices and other communications are to be given or to the addressee at the applicable address noted below to the attention of the individual designated below. Notice of change of address shall also be governed by this Section. Demands, notices and other communications shall be addressed as follows:

(a)   Each Noteholder:

    To the address set forth
    on Schedule A to the Note
    Purchase Agreements, or at such other
      address as a Noteholder shall have
      specified to the Guarantors in writing

(b)   Any Guarantor:

    Enerplus Corporation
    The Dome Tower
    3000, 333 7th Ave. SW
    Calgary, Alberta T2P 2Z1

    Attention: Vice President, Finance
    Fax: (403) 298-1773

Section 9.10. Successors and Assigns. This Agreement shall be binding upon each Guarantor and its successors and permitted assigns and enure to the benefit of the Noteholders and their respective successors and assigns.

Section 9.11.   Obligation to Make Payment in Dollars. Any payment on account of an amount that is payable hereunder in U.S. Dollars which is made to or for the account of any holder of Notes in any other currency, whether as a result of any judgment or order or the enforcement thereof or the realization of any security or the liquidation of each Guarantor, shall constitute a discharge of the obligation of the Guarantors under this Agreement only to the extent of the amount of U.S. Dollars which such holder could purchase in the foreign exchange markets in New York, New York, with the amount of such other currency in accordance with normal banking procedures at the rate of exchange prevailing on the New York Banking Day following receipt of the payment first referred to above. If the amount of U.S. Dollars that could be so purchased is less than the amount of U.S. Dollars originally due to such holder, each Guarantor agrees to the fullest extent permitted by law, to indemnify and save harmless such holder from and against all loss or damage arising out of or as a result of such deficiency. This indemnity shall, to the fullest extent permitted by law, constitute an obligation separate and independent from the other obligations contained in this Agreement, shall give rise to a separate and independent cause of action, shall apply irrespective of any indulgence granted by such holder from time to time and shall continue in full force and effect notwithstanding any judgment or order for a liquidated sum in respect of an amount due hereunder or under the Notes or under any judgment or order. As used herein the term "New York Banking Day" shall mean any day other than Saturday or Sunday or a day on which commercial banks are required or authorized by law to be closed in New York, New York.

Section 9.12.   Copy Received. Each Guarantor acknowledges receipt of a copy of this Agreement.

Section 9.13.   Time of the Essence. Time shall be of the essence.

Section 9.14.   Tax Indemnification. All payments whatsoever under this Agreement with respect to the Notes will be made by each Guarantor in lawful currency of the United States of America free and clear of, and without liability for withholding or deduction for or on account of, any present or future Taxes of whatever nature imposed or levied by or on behalf of any jurisdiction, unless the withholding or deduction of such Tax is compelled by law.

If any deduction or withholding for any Tax shall at any time be required in respect of any amounts to be paid by any Guarantor under this Agreement with respect to the Notes, such Guarantor will pay to the relevant jurisdiction the full amount required to be withheld, deducted or otherwise paid before penalties attach thereto or interest accrues thereon and pay with respect to any deduction or withholding for any Tax of any jurisdiction other than the United States (or any political subdivision or taxing authority of or in such jurisdiction) (hereinafter a *"Taxing Jurisdiction"*) to each holder of a Note such additional amounts as may be necessary in order that the net amounts paid to such holder pursuant to the terms of this Agreement or the Notes after such deduction, withholding or payment (including, without limitation, any required deduction or withholding of Tax on or with respect to such additional amount), shall be not less than the amounts then due and payable to such holder under the terms of this Agreement or the Notes before the assessment of such Tax, *provided* that no payment of any additional amounts hereunder shall be required to be made for or on account of:

(a) any Tax that would not have been imposed but for the existence of any present or former connection between such holder (or a fiduciary, settlor, beneficiary, member of, shareholder of, or possessor of a power over, such holder, if such holder is an estate, trust, partnership or corporation or any Person other than the holder to whom the Notes or any amount payable thereon is attributable for the purposes of such Tax) and the Taxing Jurisdiction, other than the mere holding of the relevant Note or the receipt of payments thereunder or in respect thereof, including, without limitation, such holder (or such other Person described in the above parenthetical) being or having been a citizen or resident thereof, or being or having been present or engaged in trade or business therein or having or having had an establishment, office, fixed base or branch therein, *provided* that this exclusion shall not apply with respect to a Tax that would not have been imposed but for a Guarantor, after the Execution Date, opening an office in, moving an office to, reincorporating in, or changing the Taxing Jurisdiction from or through which payments on account of this Agreement or the Notes are made to, the Taxing Jurisdiction imposing the relevant Tax;

(b) any Tax that would not have been imposed but for the delay or failure by such holder (following a written request by the Guarantors) in the filing with the relevant Taxing Jurisdiction or providing to each Guarantor Forms (as defined below) that are required to be filed or provided by such holder to avoid or reduce such Taxes (including for such purpose any refilings or renewals that may from time to time be required by the relevant Taxing Jurisdiction), *provided* that the filing or provision of such Forms would not (in such holder's reasonable judgment) impose any unreasonable burden (in time, resources or otherwise) on such holder or result in any confidential or proprietary income tax return information being revealed, either directly or indirectly, to any Person and such delay or failure could have been lawfully avoided by such holder, and *provided further* that such holder shall be deemed to have satisfied the requirements of this clause (b) upon the good faith completion and submission of such Forms (including refilings or renewals) as may be specified in a written request of any Guarantor no later than 60 days after receipt by such holder of such written request (accompanied by copies of such Forms and related instructions, if any, all in the English language or with an English translation thereof);

(c) to a holder of a Note (or a third party on behalf of a holder) in circumstances where the holder or beneficial owner (if other than the holder) is not a resident of Canada for purposes of the Income Tax Act (Canada) and is not acting at arm's length (as defined in the Income Tax Act (Canada)) with the Company or the Guarantor or is a "specified non-resident shareholder" or a non-resident person not dealing at arm's length with a "specified shareholder" of the Company or the Guarantor for purposes of subsection 18(5) of the Income Tax Act (Canada); or

(d) any combination of clauses (a), (b) and (c) above;

and, *provided, further* that in no event shall any Guarantor be obligated to pay such additional amounts to any holder of a Note (i) not resident in the United States of America or any other jurisdiction in which the purchaser of the Notes under the Note Purchase Agreement and not any substituted Purchaser pursuant to Section 22 of the Note Purchase Agreements or successor or assign (including, without limitation, any subsequent holder of a Note) pursuant to Section 23.3 of the Note Purchase Agreements) are resident for tax purposes on the Execution Date in excess of the amounts that such Guarantor would be obligated to pay if such holder had been a resident of the United States of America or such other jurisdiction, as applicable, for purposes of, and eligible for the benefits of, any double taxation treaty from time to time in effect between the United States of America or such other jurisdiction and the relevant Taxing Jurisdiction or (ii) registered in the name of a nominee if under the law of the relevant Taxing Jurisdiction (or the current regulatory interpretation of such law) securities held in the name of a nominee do not qualify for an exemption from the relevant Tax and such Guarantor shall have given timely notice of such law or interpretation to such holder.

Each holder of a Note shall, upon the occurrence of any event giving rise to the operation of this Section 9.14 with respect to such holder, if requested by any Guarantor, use reasonable efforts (subject to overall policy considerations of such holder) to designate another lending office for any Note affected by such event with the object of avoiding the consequences of such event; *provided,* that such designation is made on terms that, in the sole judgment of such holder, cause such holder and its lending office(s) to suffer no economic, legal or regulatory disadvantage, and *provided, further,* that nothing in this paragraph shall affect or postpone any of the obligations of such Guarantor or the rights of any holder pursuant to this Section 9.14.

By acceptance of any Note, the holder of such Note agrees, subject to the limitations of clause (b) above, that it will from time to time with reasonable promptness (x) duly complete and deliver to or as reasonably directed by any Guarantor all such forms, certificates, documents and returns provided to such holder by such Guarantor (collectively, together with instructions for completing the same, *"Forms"*) required to be provided or filed by or on behalf of such holder in order to avoid or reduce any such Tax pursuant to the provisions of an applicable statute, regulation or administrative practice of the relevant Taxing Jurisdiction or of a tax treaty entered into by such Taxing Jurisdiction and (y) provide such Guarantor with such information with respect to such holder as such Guarantor may reasonably request in order to complete any such Forms, *provided* that nothing in this Section 9.14 shall require any holder to provide information with respect to any such Form or otherwise if in the opinion of such holder such Form or disclosure of information would involve the disclosure of tax return or other information that is confidential or proprietary to such holder, and *provided further* that each such holder shall be deemed to have complied with its obligation under this paragraph with respect to any Form if such Form shall have been duly completed and delivered by such holder to each Guarantor or mailed to the appropriate taxing authority, whichever is applicable, within 60 days following a written request of such Guarantor (which request shall be accompanied by copies of such Form and English translations of any such Form not in the English language) and, in the case of a transfer of any Note, at least 90 days prior to the relevant interest payment date.

On or before the date of the Closing the Guarantors will furnish you with copies of the appropriate Form (and English translation if required as aforesaid) currently required to be filed in Canada pursuant to clause (b) of the first paragraph of this Section 9.14, if any, and in connection with the transfer of any Note the Guarantors will furnish the transferee of such Note with copies of any Form and English translation then required.

If any payment is made by a Guarantor to or for the account of the holder of any Note after deduction for or on account of any Taxes, and increased payments are made by such Guarantor pursuant to this Section 9.14, then, if such holder at its sole discretion determines that it has received or been granted a refund of such Taxes, such holder shall, to the extent that it can do so without prejudice to the retention of the amount of such refund, reimburse to such Guarantor such amount as such holder shall, in its sole discretion, determine to be attributable to the relevant Taxes or deduction or withholding. Nothing herein contained shall interfere with the right of the holder of any Note to arrange its tax affairs in whatever manner it thinks fit and, in particular, no holder of any Note shall be under any obligation to claim relief from its corporate profits or similar tax liability in respect of such Tax in priority to any other claims, reliefs, credits or deductions available to it or (other than as set forth in clause (b) above) oblige any holder of any Note to disclose any information relating to its tax affairs or any computations in respect thereof.

Each Guarantor will furnish the holders of Notes, promptly and in any event within 60 days after the date of any payment by a Guarantor of any Tax in respect of any amounts paid under this Agreement or the Notes, the original tax receipt issued by the relevant taxation or other authorities involved for all amounts paid as aforesaid (or if such original tax receipt is not available or must legally be kept in the possession of the Guarantors, a duly certified copy of the original tax receipt or any other reasonably satisfactory evidence of payment), together with such other documentary evidence with respect to such payments as may be reasonably requested from time to time by any holder of a Note.

If any Guarantor is required by any applicable law, as modified by the practice of the taxation or other authority of any relevant Taxing Jurisdiction, to make any deduction or withholding of any Tax in respect of which such Guarantor would be required to pay any additional amount under this Section 9.14, but for any reason does not make such deduction or withholding with the result that a liability in respect of such Tax is assessed directly against the holder of any Note, and such holder pays such liability, then such Guarantor will promptly reimburse such holder for such payment (including any related interest or penalties to the extent such interest or penalties arise by virtue of a default or delay by such Guarantor) upon demand by such holder accompanied by an official receipt (or a duly certified copy thereof) issued by the taxation or other authority of the relevant Taxing Jurisdiction.

If any Guarantor makes payment to or for the account of any holder of a Note and such holder is entitled to a refund of the Tax to which such payment is attributable upon the making of a filing (other than a Form described above), then such holder shall, as soon as practicable after receiving written request from such Guarantor (which shall specify in reasonable detail and supply the refund forms to be filed), use reasonable efforts to complete and deliver such refund forms to or as directed by such Guarantor, subject, however, to the same limitations with respect to Forms as are set forth above.

The obligations of the Guarantors under this Section 9.14 shall survive the payment or transfer of any Note and the provisions of this Section 9.14 shall also apply to successive transferees of the Notes.

[Signature Pages Provided Separately]

IN WITNESS WHEREOF, each of the undersigned has caused this Agreement to be duly executed by an authorized representative as of this ___ day of _____, 2014.

EPARTNERSHIP HOLDINGS, LTD.

By _____
    Name:_____
    Title:_____

By _____
    Name:_____
    Title:_____

1209783 ALBERTA ULC

By _____
    Name:_____
    Title:_____

By _____
    Name:_____
    Title:_____

3104613 NOVA SCOTIA LIMITED

By _____
    Name:_____
    Title:_____

By _____
    Name:_____
    Title:_____

ENERPLUS RESOURCES U.S. INC.

By _____
   Name:_____
   Title:_____

By _____
   Name:_____
   Title:_____

ENERPLUS RESOURCES (USA) CORPORATION

By _____
   Name:_____
   Title:_____

By _____
   Name:_____
   Title:_____

1773527 ALBERTA LTD.

By _____
   Name:_____
   Title:_____

By _____
   Name:_____
   Title:_____

Accepted and Agreed:

ENERPLUS CORPORATION

By _____
    Name:_____
    Title:_____

By _____
    Name:_____
    Title:_____

GUARANTEE SUPPLEMENT

To the Holders of the Notes (as hereinafter
defined) of Enerplus Corporation (the
"Company")

Ladies and Gentlemen:

WHEREAS, the Company issued U.S. $200,000,000 3.79% Senior Notes, due September 3, 2026 (the *"Notes"*) pursuant to those certain Note Purchase Agreements dated as of June 25, 2014 among the Company and each of the purchasers named on Schedule A thereto (the *"Initial Note Purchasers"*).

WHEREAS, as a condition precedent to their purchase of the Notes, the Initial Note Purchasers required that certain subsidiaries of the Company enter into a Guarantee and Subordination Agreement as security for the Notes (the *"Guarantee"*).

Pursuant to Section ___ of the Note Purchase Agreements, the Company has agreed to cause the undersigned, _____, a _____ organized under the laws of _____ (the *"Additional Guarantor"*), to join in the Guarantee. In accordance with the requirements of the Guarantee, the Additional Guarantor desires to amend the definition of Guarantor (as the same may have been heretofore amended) set forth in the Guarantee attached hereto so that at all times from and after the date hereof, the Additional Guarantor shall be jointly and severally liable as set forth in the Guarantee for the obligations of the Company under the Note Purchase Agreements and Notes and for the obligations of a Guarantor under the Guarantee.

The undersigned is the duly elected _____ of the Additional Guarantor, a subsidiary of the Company, and is duly authorized to execute and deliver this Guarantee Supplement to each of you. The execution by the undersigned of this Guarantee Supplement shall evidence its consent to and acknowledgment and approval of the terms set forth herein and in the Guarantee and by such execution the Additional Guarantor shall be deemed to have made in favor of the Holders the representations and warranties set forth in Article 8 of the Guarantee.

Upon execution of this Guarantee Supplement, the Guarantee shall be deemed to be amended as set forth above. Except as amended herein, the terms and provisions of the Guarantee are hereby ratified, confirmed and approved in all respects.

Any and all notices, requests, certificates and other instruments (including the Notes) may refer to the Guarantee without making specific reference to this Guarantee Supplement, but nevertheless all such references shall be deemed to include this Guarantee Supplement unless the context shall otherwise require.

Dated: _____, _____.

[NAME OF ADDITIONAL GUARANTOR]

By _____

Its

FORM OF SUBORDINATION AGREEMENT

This Subordination Agreement is entered into as of the _____ day of ____________, 20[__],

AMONG:

EACH OF THE PERSONS LISTED IN THE ATTACHED SCHEDULE A, as Note Purchasers (collectively, the *"Note Purchasers"*)

- and -

[ENTITIES NAMES], a ________________________________ (the *"Subordinator"*)

- and -

[ENTITIES NAMES], a ____________________ (the *"Debtor"*)]

- and, with respect to Sections 2.3, 3.2 and 7.4, -

ENERPLUS CORPORATION, a body corporate amalgamated under the laws of Alberta (the *"Company"*)

WHEREAS:

A. The Note Purchasers purchased the Notes (as hereinafter defined) from the Company pursuant to the Note Purchase Agreements (as hereinafter defined).

B. The Note Purchasers require each Subordinator to expressly subordinate the Subordinator Obligations (as hereinafter defined) to the Noteholder Obligations (as hereinafter defined).

C. The Note Purchasers, each Subordinator and the Debtor wish to set forth their agreements with respect to the subordination of the Subordinator Obligations to the Noteholder Obligations and certain other matters arising from the Note Documents (as hereinafter defined) and the Subordinator Documents (as hereinafter defined).

NOW THEREFORE, in consideration of the covenants and agreements herein contained, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Noteholders, each Subordinator and the Debtor hereby agree as follows:

EXHIBIT 2.3
(to Note Purchase Agreement)

ARTICLE 1
DEFINITIONS

Section 1.1. Capitalized terms used in this Agreement but not otherwise defined, shall have the same meanings herein, as are ascribed thereto in the Note Purchase Agreements. In addition, the following expressions used in this Agreement shall have the following meanings:

"Agreement" means this Subordination Agreement, as the same may be amended, modified, varied, restated or replaced from time to time.

"Company" means ENERPLUS CORPORATION, a body corporate amalgamated under the laws of Alberta.

"Note Documents" means the Note Purchase Agreements, the Notes and each other agreement, instrument or other document executed in connection therewith.

"Noteholders" means the Note Purchasers and any subsequent purchaser or holder of any of the Notes and their respective successors and assigns.

"Noteholder Obligations" means all present and future indebtedness, premium, if any, interest, liabilities and obligations of the Company and the Restricted Subsidiaries (and each of them) to the Noteholders, direct or indirect, joint or several, matured or unmatured, absolute or contingent, under or in respect of the Note Documents.

"Note Purchase Agreements" means the separate and several Note Purchase Agreements dated as of June 25, 2014 among the Company and each Noteholder, as the same may be amended, modified, supplemented or restated from time to time.

"Notes" means the U.S. $200,000,000 3.79% Senior Notes, due September 3, 2026 to be issued and sold pursuant to the Note Purchase Agreements.

"Property" means, in respect of any Person, its property, assets and undertaking for the time being, both real and personal, tangible and intangible.

"Subordinator Documents" means present and future promissory notes, unit notes, note indentures, royalty unit certificates, royalty certificates, royalty indentures, commitment letters, credit agreements, note purchase agreements, guarantees, certificates, instruments, notes, securities and all other agreements and other documents creating, evidencing, securing or otherwise relating to the Subordinator Obligations.

"Subordinator Obligations" means the present and future indebtedness, liabilities and obligations of the Company and of the Restricted Subsidiaries (or any of them) to a Subordinator, direct or indirect, absolute or contingent, joint or several, matured or unmatured.

"Subordinator Proceeds" means all present and future payments and Property received by a Subordinator from the Company and the Restricted Subsidiaries (or any of them) in

satisfaction of the Subordinator Obligations, including without limitation, all deposits and investments made with such payments and Property, including all other proceeds thereof of whatsoever nature or kind.

ARTICLE 2
ACKNOWLEDGEMENT OF NOTEHOLDERS' PRIORITY

Section 2.1. Each Subordinator agrees that payment of the Subordinator Obligations shall be fully subordinated and junior in right of payment and postponed as contemplated in this Agreement to and in favour of the payment of the Noteholder Obligations in all circumstances. The Noteholders shall have priority over each Subordinator in respect of all of the Property of every nature and kind now existing or hereafter acquired of the Company and the Restricted Subsidiaries, to discharge and satisfy the Noteholder Obligations, all in priority to any claim of each Subordinator.

Section 2.2. The subordination of the Subordinator Obligations to the Noteholder Obligations set out in this Agreement and the other provisions of this Agreement shall apply in all events and circumstances. Without limiting the generality of the foregoing, the rights and priority of the Noteholders and the subordination of the Subordinator Obligations shall not be affected by:

(a) the time, sequence or order of creating, granting, executing, delivering of, filing or registering or failing to file or register any notice or instrument in respect of the Note Documents or the Subordinator Documents;

(b) the date or the order of the creation of the Noteholder Obligations or the Subordinator Obligations;

(c) the time or order of any advance, giving of notice or the making of any demand under the Note Documents, the Noteholder Obligations, the Subordinator Documents or the Subordinator Obligations;

(d) the taking of any collection, enforcement or realization proceedings by the Noteholders or any Subordinator;

(e) any voluntary or involuntary winding-up, dissolution, insolvency, receivership, bankruptcy, liquidation, reorganization, arrangement, composition or any other process or proceeding having similar effect, involving or affecting the Company or its Property, the Restricted Subsidiaries or their respective Property, any judgment or order against the Company and/or the Restricted Subsidiaries or the date of any of the foregoing;

(f) the giving or failure to give any notice, or the order of giving notice, to the Company and/or the Restricted Subsidiaries;

(g)   the failure to exercise any power or remedy reserved to the Noteholders under the Note Documents or to insist upon strict compliance with any of the terms thereof;

(h)   the failure by the Company and/or the Restricted Subsidiaries to comply with any restrictions on borrowing or guaranteeing the obligations of others set forth in any Subordinator Document, or any other agreement or document, regardless of any knowledge thereof which the Noteholders may have or be deemed to have or with which the Noteholders may be charged; and

(i)   any other reason including, without limitation, any priority granted to a Subordinator, the Subordinator Documents or the Subordinator Obligations by any applicable principle of law or equity.

Section 2.3.   If any Noteholder has provided the Company with notice of the occurrence and continuance of a Default or Event of Default, it agrees that it will not and it will cause each Restricted Subsidiary to not make any further payments to the Subordinator in respect of any of the Subordinator Obligations until the earlier of: (i) the date on which such Default or Event of Default has been fully remedied, or (ii) the date on which all of the Noteholder Obligations have been fully and finally paid, satisfied, performed and discharged.

Section 2.4.   Without limiting the generality of the foregoing and in addition to any other rights and remedies available to the Noteholders under this Agreement, a Noteholder may give a written notice (a *"Default Notice"*) to any Subordinator that a Default or Event of Default has occurred and is continuing and notwithstanding the provisions of any of the Subordinator Documents, each Subordinator shall, subject to applicable laws relating to bankruptcy, insolvency or other laws affecting creditors' rights generally, to the extent of its legal entitlement to do so, hold in trust for the Noteholders, all Subordinator Proceeds which it then holds or it receives or holds at any time thereafter.

Section 2.5.   In the event of any voluntary or involuntary winding-up, dissolution, insolvency, receivership, bankruptcy, liquidation, reorganization, arrangement, composition, or any other process or proceeding having similar effect, whether or not any of the foregoing is judicial in nature, involving or affecting the Company or its Property and/or any Restricted Subsidiary or their Property, or any marshalling of the assets and liabilities of the Company and/or any Restricted Subsidiary:

(a)   the Noteholders will be entitled to receive payment in full of the Noteholder Obligations before any Subordinator will be entitled to receive any payment upon the Subordinator Obligations or any distribution of any kind or character, whether in cash, securities or other Property, that may be payable or deliverable in any such event in respect of the Subordinator Obligations;

(b)   any payment or distribution of any Property of the Company and/or any Restricted Subsidiary of any kind or character, whether in cash, securities or other Property, to which any Subordinator would be entitled, except for the provisions of this

Section 2.5, shall, subject to applicable laws relating to bankruptcy, insolvency or other laws affecting creditors' rights generally, to the extent of its legal entitlement to do so, shall be paid by the Person making such payment or distribution, whether a trustee in bankruptcy, a receiver, receiver and manager or liquidator, trustee or otherwise, directly to the Noteholders, to the extent necessary to pay in full all Noteholder Obligations, remaining unpaid after giving effect to any concurrent payment or distribution to the Noteholders; and

(c)   if, notwithstanding the foregoing, any payment or distribution of Property of the Company and/or any Restricted Subsidiary of any kind or character, whether in cash, securities or other Property, is received by a Subordinator before all Noteholder Obligations are paid in full, such payment or distribution shall be held in trust by such Subordinator for the benefit of and shall, subject to applicable laws relating to bankruptcy, insolvency or other laws affecting creditors' rights generally, to the extent of its legal entitlement to do so, be paid over to the Noteholders, for application to the payment of all Noteholder Obligations remaining unpaid until all Noteholder Obligations have been paid in full after giving effect to any concurrent payment or distribution to the Noteholders.

ARTICLE 3
RIGHTS TO DEAL WITH COMPANY AND ANY RESTRICTED SUBSIDIARY

Section 3.1.   The Noteholders shall be entitled to deal with the Company, the Note Documents and the Noteholder Obligations as the Noteholders may see fit without in any manner affecting the subordination of the Subordinator Obligations to the Noteholder Obligations, and in particular, without limiting the generality of the foregoing, the Noteholders may from time to time:

(a)   grant time, renewals, extensions, releases, discharges or other indulgences or forbearances to the Company and/or any Restricted Subsidiary;

(b)   waive timely and strict compliance with or refrain from exercising any rights under the Note Documents or the Noteholder Obligations; and

(c)   take and give up security interests in the Property of the Company and/or any Restricted Subsidiary and release, amend, extend, supplement, restate, substitute or replace any of the Note Documents or the Noteholder Obligations in whole or in part.

Section 3.2.   The Company hereby acknowledges and agrees to the subordination and postponement of the Subordinator Obligations to and in favor of the Noteholder Obligations hereunder and to the terms and provisions hereof.

ARTICLE 4
NOTICE BY THE SUBORDINATOR

Section 4.1. No Subordinator shall enforce any right or remedy against the Company and/or any Restricted Subsidiary by reason of a default by the Company and/or any Restricted Subsidiary under the Subordinator Documents unless such Subordinator provides 180 days' prior written notice to the Noteholders of any such default and the intention of such Subordinator to exercise its rights and remedies in respect of such default, together with reasonable particulars thereof.

Section 4.2. None of the Subordinators or any Debtor shall at any time challenge, dispute or contest the validity or enforceability of the subordination and postponement provided for herein or take any action that could diminish, impair or prejudice the subordination and postponement contemplated hereby.

Section 4.3. None of the Noteholders shall be prejudiced in their rights and remedies hereunder by any act or failure to act of the Subordinators, the Company or any Restricted Subsidiary, or any failure by a Subordinator, the Company or any Restricted Subsidiary to comply with any agreement or obligation, regardless of any knowledge thereof which the Noteholders may have or be deemed to have or with which the Noteholders may be charged.

Section 4.4. No Subordinator will sell, transfer, assign, negotiate, mortgage, charge, grant a security interest in or otherwise encumber or dispose of in any manner whatsoever its interest in the Subordinator Documents or the Subordinator Obligations, or any part thereof to any Person, unless such Person shall have first become bound by the obligations of the Subordinators under this Agreement.

ARTICLE 5
REPRESENTATIONS OF THE SUBORDINATOR

Each Subordinator represents and warrants to the Noteholders that:

Section 5.1. Such Subordinator is an _____, duly [amalgamated,] validly existing and in good standing under the laws of its jurisdiction of organization, and is in good standing in each jurisdiction in which such qualification is required by law, other than those jurisdictions as to which the failure to be so qualified or in good standing could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Such Subordinator has the legal power and authority to own or hold under lease the properties it purports to own or hold under lease, to transact the business it transacts and proposes to transact, to execute and deliver this Agreement and to perform the provisions hereof and thereof. Such Subordinator is subject to the relevant commercial law and civil law and is generally subject to suit and it does not, nor do any of its properties or revenues, enjoy any right of immunity from any judicial proceedings, including attachment prior to judgment, attachment in aid of execution, execution of the judgment or otherwise. Such Subordinator represents that the execution and delivery of this Agreement constitute private and commercial acts rather than governmental or public acts of each Subordinator.

Section 5.2.   This Agreement has been duly authorized by all necessary action on the part of such Subordinator, and this Agreement constitutes the legal, valid and binding obligations of such Subordinator enforceable against each Subordinator in accordance with their terms, except as such enforceability may be limited by (a) applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors' rights generally and (b) general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

Section 5.3.   The execution, delivery and performance by such Subordinator of this Agreement will not (i) contravene, result in any breach of, or constitute a default under, or result in the creation of any Lien in respect of any property of such Subordinator under any indenture, mortgage, deed of trust, loan, purchase or credit agreement, lease, declaration of trust, charter or by-laws or the legal equivalent of the foregoing, or any other agreement or instrument to which such Subordinator is bound or by which such Subordinator or any of its properties may be bound or affected, (ii) conflict with or result in a breach of any of the terms, conditions or provisions of any order, judgment, decree, or ruling of any court, arbitrator or Governmental Authority applicable to such Subordinator or (iii) violate any provision of any statute or other rule or regulation of any Governmental Authority applicable to such Subordinator.

Section 5.4.   No consent, approval or authorization of, or registration, filing or declaration with, any Governmental Authority is required in connection with the execution, delivery or performance by such Subordinator of this Agreement.

ARTICLE 6
COVENANTS OF THE SUBORDINATOR

Each Subordinator covenants to the Noteholders that so long as any of the Notes are outstanding:

Section 6.1.   Such Subordinator will comply with all laws, ordinances or governmental rules or regulations to which it is subject and will obtain and maintain in effect all licenses, certificates, permits, franchises and other governmental authorizations necessary to the ownership of its properties or to the conduct of its businesses, in each case to the extent necessary to ensure that non-compliance with such laws, ordinances or governmental rules or regulations or failures to obtain or maintain in effect such licenses, certificates, permits, franchises and other governmental authorizations could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

ARTICLE 7
MISCELLANEOUS

Section 7.1.   Any notice required or permitted to be made under this Agreement may be served personally at or sent by facsimile transmission or ordinary mail to the applicable addresses and telecopy numbers set out below. Any notice given shall be deemed to have been received on actual receipt.

    (a)   If to the Noteholders:

                 At the address specified for communications
                 in Schedule A attached hereto

    (b)   If to a Subordinator or to the Debtor:

                 c/o the Company
                 The Dome Tower
                 3000, 333-7th Ave. SW
                 Calgary, AB T2P 2Z1
                 Attention: Chief Financial Officer
                 Fax No.: (403) 298-8888

Section 7.2. Each of the Subordinators and the Debtor shall, at the reasonable request of the Noteholders, and at the expense of the Company, execute such additional documents and instruments, and do such further acts or things as may be reasonably necessary to give full force and effect to the intent of this Agreement.

Section 7.3. This Agreement shall enure to the benefit of and be binding upon the Noteholders, the Subordinator, the Company and their respective successors and assigns. This Agreement may be amended, and the observance of any term hereof may be waived (either retroactively or prospectively) with the written consent of the Subordinators and each holder of the Notes. However, no consent or agreement of the Company shall be necessary to any amendment to the terms hereof by each Subordinator and the Noteholders.

Section 7.4. The Company hereby acknowledges and agrees that this Agreement has been entered into for the sole benefit of the Noteholders and the Subordinators.

Section 7.5. **This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the parties hereto irrevocably attorn to the non-exclusive jurisdiction of the courts of the Province of Alberta.**

Section 7.6. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which shall be construed together as one Agreement.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first above written.

[SUBORDINATOR ENTITY NAME]   [DEBTOR ENTITY NAME]

By:_____   By: _____
Name: _____   Name: _____
Title: _____   Title: _____

By:_____   By: _____
Name: _____   Name: _____
Title: _____   Title: _____

                                               ENERPLUS CORPORATION

                                               By:_____
                                               Name: _____
                                               Title: _____

                                               By:_____
                                               Name: _____
                                               Title: _____

Subordination Agreement-_____

As a Note Purchaser:

[PURCHASER]

By _____
   Name:
   Title:

SCHEDULE A

[TO COME]

EXHIBIT 2.3
(to Note Purchase Agreement)

EXHIBIT 4.4(a)(i)
FORM OF OPINION OF SPECIAL CANADIAN COUNSEL TO THE COMPANY AND CERTAIN SUBSIDIARY GUARANTORS

[See attached]

EXHIBIT 4.4(a)(ii)
FORM OF OPINION OF SPECIAL NOVA SCOTIA COUNSEL TO CERTAIN SUBSIDIARY GUARANTORS

[See attached]

EXHIBIT 4.4(a)(iii)
FORM OF OPINION OF SPECIAL U.S. COUNSEL TO THE U.S. SUBSIDIARY GUARANTORS

[See attached]

OPINION OF CHAPMAN AND CUTLER LLP

[Delivered to the Purchasers only]

EXHIBIT 4.4(B)
(to the Note Purchase Agreement)